As filed with the Securities and Exchange Commission on September 21, 2001
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

INGRAM MICRO INC.

(Exact name of registrant as specified in its charter)

Delaware	5045	62-1644402
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1600 E. St. Andrew Place

Santa Ana, California 92705
(714) 382-8282
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James E. Anderson, Jr.

Senior Vice President, General Counsel and Secretary
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, California 92705
(714) 382-8282
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Winthrop B. Conrad, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Exchange Notes	$200,000,000	100%	$200,000,000	$50,000

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Issued September 21, 2001

$200,000,000

      OFFER TO EXCHANGE UP TO $200,000,000

9  7/8% SENIOR SUBORDINATED NOTES DUE 2008
FOR ANY AND ALL OUTSTANDING
9  7/8% SENIOR SUBORDINATED NOTES DUE 2008

We are offering to exchange up to $200,000,000 aggregate principal amount of our new 9.875% senior subordinated notes due 2008, which are referred to as the “exchange notes,” for any and all of our outstanding 9.875% senior subordinated notes due 2008, which are referred to as the “restricted notes.” The terms of the exchange notes are identical in all material respects to the terms of the restricted notes, except that the exchange notes will be registered under the Securities Act, and the transfer restrictions and registration rights relating to the restricted notes do not apply to the exchange notes.

To exchange your restricted notes for exchange notes:

•	you are required to make the representations described on page 110 to us

•	you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, Bank One Trust Company, N.A., by 5:00 p.m., New York time, on , 2001

•	you should read the section called “The Exchange Offer” for further information on how to exchange your restricted notes for exchange notes

      You should carefully review the risk factors beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

            , 2001

SUMMARY
RISK FACTORS
NO CASH PROCEEDS TO INGRAM MICRO
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
STOCK OWNERSHIP
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF THE NOTES
DESCRIPTION OF CERTAIN INDEBTEDNESS AND ACCOUNTS RECEIVABLE FINANCING PROGRAMS
THE EXCHANGE OFFER
MATERIAL UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT 1.1
EXHIBIT 3.2
EXHIBIT 3.3
EXHIBIT 3.4
EXHIBIT 4.1
EXHIBIT 5.1
EXHIBIT 12.1
EXHIBIT 21.1
EXHIBIT 23.2
EXHIBIT 25.1
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5

      In this prospectus, except as otherwise indicated, the words “Ingram Micro,” “we,” “us,” “our” and “ours” refer to Ingram Micro Inc. together with its subsidiaries, and the word “notes” refers to the restricted notes and the exchange notes. Our fiscal year is a 52- or 53-week period ending on the Saturday nearest to December 31. Reference in this prospectus to 1996, 1997, 1998, 1999 and 2000 represent the fiscal years ended December 28, 1996 (52 weeks), January 3, 1998 (53 weeks), January 2, 1999 (52 weeks), January 1, 2000 (52 weeks) and December 30, 2000 (52 weeks), respectively. In this prospectus, except as otherwise indicated, data with respect to our operations, including the number of our reseller customers, the number of our products we distribute and market and the number of our suppliers or vendors, is presented as of December 30, 2000.

Forward-Looking Statements

      Market data and certain industry forecasts used throughout this prospectus were obtained from internal surveys, market research, publicly available information and industry publications. Reports prepared by IDC, an independent market research firm, were the primary sources for third party industry data and forecasts. In addition, in some instances we have made estimates based on third party data, modified by internal information and publicly available information about competitors. We believe these estimates are derived from reliable third party information. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we have no reason to believe that such internal surveys, industry forecasts, market research and other publicly available information are not reliable, we have not independently verified these sources or their underlying economic or other assumptions. As a result, neither Ingram Micro nor the exchange agent makes any representation as to the accuracy of such information. Forecasts, in particular, are likely to be inaccurate, especially over long periods of time.

      This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words “anticipates,” “believes,” “expects,” “intends” and similar expressions identify such forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes to be materially different from those projected. These factors, risks and uncertainties include, among others, those discussed under “Risk Factors.”

      Our actual results, performance or achievement could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

i

SUMMARY

      The following summary contains basic information about Ingram Micro and this exchange offer. It may not contain all the information that is important to you in making your investment decision. More detailed information appears elsewhere in this prospectus. “The Exchange Offer” and the “Description of the Notes” sections of this prospectus contain more detailed information regarding the terms and conditions of the exchange offer and the exchange notes. In addition, you should read the entire prospectus carefully, including in particular the “Risk Factors” section and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

THE EXCHANGE OFFER

Securities Offered	We are offering up to $200,000,000 aggregate principal amount of exchange notes, which have been registered under the Securities Act.

The Exchange Offer	We are offering to issue the exchange notes in exchange for a like principal amount of your restricted notes. We are offering to issue the exchange notes to satisfy our obligations contained in the registration rights agreement entered into when the restricted notes were sold in transactions permitted by Rule 144A under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Tenders, Expiration Date, Withdrawal	The exchange offer will expire at 5:00 p.m. New York City time on , 2001 unless it is extended. If you decide to exchange your restricted notes for exchange notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the exchange notes. If you decide to tender your restricted notes in the exchange offer, you may withdraw them at any time prior to , 2001. If we decide for any reason not to accept any restricted notes for exchange, your restricted notes will be returned to you without expense to you promptly after the exchange offer expires.

Federal Income Tax Consequences	Your exchange of restricted notes for exchange notes in the exchange offer will not result in any income, gain or loss to you for U.S. Federal income tax purposes. See “Material United States Income Tax Consequences of the Exchange Offer.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offer.

Exchange Agent	Bank One Trust Company, N.A. is the exchange agent for the exchange offer.

Failure to Tender Your Restricted Notes	If you fail to tender your restricted notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require us to register your restricted notes or to pay you additional interest.

You will be able to resell the exchange notes without registering them with the SEC if you meet the requirements described below.

      Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that exchange notes issued in exchange for restricted notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the exchange notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving securities for your own account, so long as:

•	you are not one of our “affiliates,” which is defined in Rule 405 under the Securities Act;

•	you acquire the exchange notes in the ordinary course of your business;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

      If you are an affiliate of Ingram Micro, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of exchange notes acquired in the exchange offer, you (1) should not rely on our interpretations of the position of the SEC’s staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

      If you are a broker-dealer and receive exchange notes for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with us or any of our affiliates to distribute the exchange notes;

•	you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

•	you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for restricted notes acquired by you as a result of market-making or other trading activities.

      For a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

      The terms of the exchange notes and the restricted notes are identical in all material respects, except that the exchange notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to restricted notes do not apply to the exchange notes.

Maturity	August 15, 2008

Interest	Payable semi-annually in arrears on February 15 and August 15, commencing February 15, 2002.

Ranking	The exchange notes will be senior subordinated unsecured obligations. The exchange notes will rank equally in right of payment with any existing and future senior subordinated indebtedness and will rank junior to our senior credit facilities and other existing and future senior indebtedness. The exchange notes will not be guaranteed by any of our subsidiaries. As a result, the exchange notes will be effectively subordinated to all liabilities of our subsidiaries, including indebtedness incurred under, and guarantees of, our senior credit facilities and trade payables.

As of June 30, 2001, after giving effect to the offering of the restricted notes and the application of the offering proceeds, we (not including our subsidiaries) would have had $82 million of senior indebtedness outstanding, including off-balance sheet financing of $81 million, and no secured indebtedness outstanding. In addition, our subsidiaries have substantial liabilities, and there are no limitations in the indenture on our subsidiaries’ ability to incur additional liabilities. Approximately $2.4 billion was available for borrowing as additional senior indebtedness under our current senior credit facilities and accounts receivable programs, subject to certain conditions.

Optional Redemption	We may redeem any of the exchange notes beginning on August 15, 2005. The initial redemption price is 104.938% of their principal amount plus accrued interest. The redemption price of the exchange notes will decline each year after 2005 and will be 100% of their principal amount, plus accrued interest, beginning on August 15, 2007.

In addition, before August 15, 2004, we may redeem up to 35% of the exchange notes at a redemption price of 109.875% of their principal amount plus accrued interest using the proceeds from sales of certain kinds of our capital stock. We may make such redemption only if after such redemption, at least 65% of the aggregate principal amount of exchange notes originally issued remains outstanding.

Change of Control	Upon a change of control, the holders of the exchange notes will have the right to require us to repurchase the exchange notes at a price equal to 101% of their principal amount plus accrued interest to the date of repurchase. We may not have sufficient funds available at the time of any change of control to make any required debt repayment.

Certain Covenants	The terms of the exchange notes limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness;

• pay dividends and make distributions in respect of capital stock;

• redeem or repurchase capital stock;

• make investments or other restricted payments;

• sell assets;

• issue or sell stock of restricted subsidiaries;

• enter into transactions with affiliates;

• incur senior subordinated indebtedness; and

• effect a consolidation or merger.

These covenants are subject to a number of important qualifications and exceptions.

In addition, the obligation to comply with many of these covenants will terminate if the notes achieve investment grade status.

Use of Proceeds	We will not receive any proceeds from the exchange of exchange notes for restricted notes.

Risk Factors

      You should carefully consider all of the information contained in this prospectus. In particular, we urge you to carefully consider the information set forth under “Risk Factors” for a discussion of certain factors relating to us, our business and the notes.

INGRAM MICRO INC.

Overview

      We are the leading distributor of information technology, or IT, products and services worldwide. We were ranked No. 49 on the April 2001 Fortune 500 list, ahead of all other information technology distributors. We market computer hardware, networking equipment, and software products to more than 175,000 reseller customers in more than 100 countries. We also provide supply-chain optimization services to our suppliers and our reseller customers. As a distributor, we market our products to resellers as opposed to marketing directly to end-user customers.

      We offer one-stop shopping to our customers by distributing and marketing more than 280,000 products (as measured by distinct part numbers assigned by suppliers) from over 1,700 suppliers, including most of the computer industry’s leading hardware suppliers, networking equipment suppliers, and software publishers. Our broad product offerings include: desktop and notebook personal computers, or PCs, servers, and workstations; personal digital assistants; wireless devices; mass storage devices; CD-ROM drives; monitors; printers; scanners; modems; networking hubs, routers, and switches; network interface cards; business application software; entertainment software; and computer supplies.

      In addition to product sales, we provide supply chain management services such as end-to-end order fulfillment, contract manufacturing, contract warehousing, reverse logistics, transportation management, customer care, tailored financing programs, and marketing programs. We market these services to suppliers; resellers, including Internet-based resellers; and retailers.

The Industry

      The worldwide IT products and services distribution industry generally consists of:

•	suppliers and manufacturers, which we collectively call suppliers or vendors, and which sell directly to distributors, resellers and end-users;

•	distributors, which sell to resellers; and

•	resellers, which sell directly to end-users and, in certain cases, to other resellers.

      A variety of reseller categories exist, including corporate resellers, value-added resellers, or VARs, systems integrators, original equipment manufacturers, direct marketers, independent dealers, owner-operated chains, franchise chains, computer retailers and Internet-based resellers. Many of these resellers are heavily dependent on distribution partners with the necessary systems and infrastructure in place to provide fulfillment and other services. Different types of resellers are defined and distinguished by the end-user market they serve, such as large corporate accounts, small- and medium-sized businesses (we call these resellers SMB resellers), or home users, and by the level of value they add to the basic products they sell. Distributors generally sell only to resellers and purchase a wide range of products in bulk directly from vendors. Characteristics of the local reseller environment, as well as other factors specific to a particular country or region, have shaped the evolution of distribution models in different countries.

      Distribution has become an important component of total IT spending as suppliers are seeking to outsource an increasing portion of certain functions such as distribution, service and technical support to distributors. Suppliers are pursuing this strategy to minimize costs and focus on their core competencies in manufacturing, product development and marketing. According to IDC, total worldwide IT spending on hardware, software and services was approximately $1 trillion during fiscal year 2000. Based on data developed in conjunction with IDC, we estimate that in fiscal year 2000 distribution represented approximately 25% of total IT spending.

      A significant number of resellers are depending on distributors for more of their product, marketing, and technical support needs. This is due to growing product complexity, an increasing number of IT products, shorter product life cycles, and the desire for resellers to integrate systems consisting of components from multiple vendors. Resellers are also relying, to an increasing extent, on distributors for inventory management services, including direct shipment to end-users and, for Internet resellers, allowing their end-users to access the distributor’s inventory directly. These services allow resellers to reduce their inventory and staffing levels and warehouse requirements, thereby lowering their financing needs and reducing their costs.

      The technology distribution industry is undergoing significant consolidation as a result of several factors. More restrictive terms and conditions from vendors, reductions in the number of vendor-authorized distributors, a high level of price competition among distributors and evolving vendor business models (e.g., direct selling to a fragmented market via the Internet) have driven several of the weaker competitors from the market. During 1999 and early 2000, a number of significant players within the IT distribution industry substantially exited or merged with other players within the distribution market. After the recent consolidation, the U.S. market is served by two major distributors and a number of other smaller distributors. Markets outside the United States, which represent over half of the IT industry’s sales, are characterized by a more fragmented distribution channel. Increasingly, suppliers and resellers pursuing global growth are seeking distributors with global sales and support capabilities.

Company Strengths

      We believe that the following strengths position us to further enhance our leadership position in the IT distribution industry:

•	Leading Global Market Position. We are the largest IT distributor in the world, by net sales, and believe that we are the market share leader, by net sales, in the United States, Canada, Western Europe and a number of countries in Latin America. Our fiscal 2000 net sales were $30.7 billion, with net sales of $18.4 billion in the United States, $7.5 billion in Europe and $4.8 billion in other regions of the world. Our net sales in the United States in 2000 were over 50% larger than those of our nearest competitor. We believe that the current industry environment favors large distributors who have access to financing, are able to achieve economies of scale and breadth of geographic coverage and have the strongest vendor relationships. Our scale allows us to purchase products in large quantities and avail ourselves of special purchase opportunities from a broad range of suppliers, which enables us to take advantage of various discounts from our suppliers and provide competitive pricing for our reseller customers.

•	Worldwide Market Presence. Our global market presence provides suppliers with access to a broad base of geographically dispersed resellers. We service these resellers with our extensive network of distribution centers and support offices, which are integrated by our global information transaction system. As of December 30, 2000, we had 48 distribution centers worldwide, sold our products and services to resellers in 100 countries and had an in-country presence in 36 countries. We offer our suppliers access to a global customer base exceeding 175,000 resellers of all sizes and types. Our broad geographic coverage places us closer to the end-user, enabling us to provide faster delivery times, better customer service, local presence and market intelligence. In addition, as we increase our global reach, we have the opportunity to lower our per unit costs by achieving greater economies of scale, and can better diversify our business across different markets, reducing our exposure to individual market downturns.

•	Broad Portfolio of Products. We distribute and market more than 280,000 products from over 1,700 vendors, enabling us to offer a wide variety of products, satisfy customer requirements for product availability and meet end-user demand for multi-vendor and multi-product IT configurations. A significant portion of reseller orders are comprised of products from multiple vendors, often requiring configuration to end-user specifications. Our reseller customers are able to derive purchasing efficiencies and reduce their investment in inventory, while simultaneously enhancing end-user service levels, by establishing a supply relationship with us that fulfills all of their product needs through a single point of contact, rather than making many purchases from multiple vendors directly. Moreover, vendors that sell their products directly to end-users often use Ingram Micro as a secondary source to fulfill orders from customers that require multi-vendor product configurations.

•	Speed of Execution and Consistency of Service. We are focused on providing quick and efficient order fulfillment, and consistent on-time and accurate delivery to our customers around the world. We maximize order fill rates by maintaining optimum quantities of product in our distribution centers worldwide. Our advanced control systems and processes enable us to provide same-day shipping for any order in the United States received by 5:00 p.m., with highly accurate shipping performance. We ranked No. 1 in performance in more product categories than any other distributor in 2000 according to Computer Reseller News’ 16th annual Preferred Distributor Study and were rated “Preferred Distributor” for the seventh consecutive year.

•	Intelligent Business Systems. Our information systems allow us to act as the source for business information, as well as product and service solutions, for suppliers, resellers, and end-users. We believe that our industry-leading on-line information system, IMpulse, provides a competitive advantage through real-time worldwide information access and processing capabilities. Access to IMpulse gives resellers, and in some cases their customers, real time access to our product inventory. By providing improved visibility to all participants in the supply chain, we allow inventory levels throughout the channel to more closely reflect end-user demand. We believe that we are the only full-line distributor of IT products and services in the world with a single centralized global transaction system.

•	Strong Working Capital Management. We have consistently decreased the working capital required to fund the growth of our business. In particular, we focus on managing days sales outstanding and days inventory outstanding. Between the end of 1998 and the end of 2000, we reduced our days sales outstanding to 37 days from 39 days and our days inventory outstanding to 35 days from 48 days. During the same period, we increased our annual net sales by approximately $8.7 billion. Days sales outstanding means our accounts receivable, including amounts sold under our off-balance sheet accounts receivable financing programs, divided by our average daily net sales during the preceding quarter. Days inventory outstanding means our inventory divided by our average daily cost of sales during the preceding quarter.

In addition, we reduced our total debt, including off-balance sheet financing, by approximately $1.1 billion between the end of 1998 and June 30, 2001. Moreover, in an environment of declining demand for IT products, as is currently the case, we are able to reduce our capital needs through reduced investment in working capital. As a result, we believe we are well positioned to meet our liquidity needs.

Business Strategy

      We are pursuing a number of strategies to further enhance our leadership position within the IT distribution industry, including the following:

•	Expand Worldwide Market Coverage. We are committed to expanding our already extensive worldwide market coverage through internal growth in markets in which we currently participate. In addition, we intend to enter new markets where we are able to provide additional value by capitalizing on our information systems, infrastructure, and global management skills. We have principally grown our operations outside the United States through acquisitions, including our acquisition of Electronic Resources Ltd. (now called Ingram Micro Asia Ltd.), which was completed in early 1999, as well as our 1998 acquisition of Macrotron AG, a German distributor. In addition, we have, in recent years, established operations, through internal growth, in Argentina, Poland and Portugal. We currently have subsidiaries or offices in 29 countries and sales representatives in another seven countries.

•	Establish Leading Market Share in Emerging Product Areas. We aggressively target emerging IT product segments in their developmental stages and establish product expertise allowing us to keep our broad product line current with emerging trends. We believe this enables us to effectively introduce new technology to our reseller and VAR customers while simultaneously allowing us to establish a preferred position in servicing emerging vendors. We continue to pursue initiatives to expand our global product and service offerings such as high-end storage, computer telephony integration, or CTI, and networking products. We continue the expansion of our CTI offering through our Converging Technologies Group with solutions and products made possible by the convergence of voice and data applications. Examples of such products include PC-based phone systems, unified messaging applications, and a variety of Internet telephony and voice-over-Internet protocol products. Expansion areas for networking include Internet appliances, wide-area networking and wireless networking solutions.

•	Increase Focus on Small- and Medium-Sized Business Market. We have historically provided greater focus and resources in supporting our larger customer accounts. We intend to maintain our dedication to this segment of the market but at the same time increase our focus on SMB resellers. We believe our increased focus on the SMB customer base will create additional growth and profit opportunities for us because we believe that:

•	our value proposition to resellers and vendors is compelling in this market;

•	the SMB customer segment is the largest segment of the IT market, in terms of revenue;

•	gross margins for distributors are generally higher in this market segment; and

•	a distribution model is better able to address the needs of the SMB customer than a vendor-direct sales model.

•	Reduce Operating Costs Through Continuous Improvements in Systems and Processes. We constantly strive to reduce costs in our business through initiatives designed to streamline our business processes. We recently announced a U.S. restructuring program designed to reduce operating expenses by $30 million to $40 million per year. Work is in progress on a number of other programs designed to further increase our operating efficiency. Many U.S.-developed programs are slated for implementation in our international operations, while other programs are region-specific. We will, on an ongoing basis, examine our business processes and systems to determine how we can continue to improve service levels, while simultaneously lowering costs.

•	Deliver World Class Outsourcing and Value Added Programs to Suppliers and Resellers. As resellers and vendors continue to seek ways to reduce costs, improve efficiencies and outsource non-core business activities, we remain committed to providing low-cost distribution capabilities as well as various value-added business services. Our outsourcing services and value-added programs are intended to link reseller customers and suppliers to us as a one-stop provider of IT products and related services, while meeting demand by suppliers and resellers to outsource their non-core business activities and thereby lower their operating costs. For example, we provide turn-key logistics solutions for major hardware and software vendors, as well as complete inventory and fulfillment solutions for major e-commerce platforms in the IT industry. Likewise, we provide cost-effective services such as sales/account management, credit, technical support, education, marketing, logistics management and other business solutions. We offer these services for a fee independent from our IT distribution business. This model leverages our existing capital investment in infrastructure, enables us to participate in vendor-direct programs and is scalable horizontally into new non-IT markets. We believe that our global scale provides us with a competitive advantage in offering distribution and logistics capabilities, and allows resellers to focus more exclusively on core competencies.

•	Continue to Provide Outstanding Execution for Reseller Customers. We continually refine and integrate our systems and business processes to provide outstanding execution and service to resellers. Our electronic commerce tools enable resellers to do business with their end-user customers quickly, easily, and at a lower cost. To ensure efficient product delivery, we continue to upgrade our distribution network. We also plan to invest in new distribution centers where justified, while simultaneously consolidating existing facilities where volume can be redirected more efficiently to other facilities.

RECENT DEVELOPMENTS

New Chief Financial Officer

      Thomas A. Madden, formerly a senior vice president and chief financial officer for Arvin Meritor, Inc. from 1997 to 2001, joined us as executive vice president and chief financial officer in July 2001. Prior to his employment with Arvin Meritor, Inc., Mr. Madden held various management positions with Rockwell International including vice president of corporate development, from 1996 to 1997, vice president of finance, from 1994 to 1996, assistant corporate controller, from 1987 to 1994, director of financial reporting, from 1982 to 1987, and manager, external financial reports, from 1981 to 1982.

Action to Improve Operating Efficiencies

      On June 6, 2001, we announced an aggressive plan to reduce costs in our business. The plan is the result of our ongoing business process improvement initiative and current market conditions. The plan is expected to save us approximately $30 million to $40 million per year through various actions. Details of the plan include:

•	Facilities Consolidation. We are closing our distribution center in Newark, California and downsizing our distribution center in Miami, Florida. Business volume from these distribution centers will be redirected to other facilities. We are also closing our returns processing centers in Santa Ana and Rancho Cucamonga, California. All returns processing will be centralized into our new state-of-the-art Harrisburg, Pennsylvania returns center.

•	Streamlined Product Management. We are consolidating our product management division from six management reporting lines into four, providing greater management focus and streamlining resources. These reporting lines are: management systems, networking and high-end storage, peripherals, and software.

•	Redeployment of IT Resources to Higher Value Functions. We are reorganizing IT resources, allowing us to automate more business systems, integrate e-commerce applications worldwide and better support a services organization environment.

•	U.S. Sales Force Restructurings. We are restructuring our U.S. sales function into six groups focused on specific customer segments. These groups, which are designed to improve customer service and avoid duplication of resources, are corporate resellers, strategic accounts, direct and consumer markets, VARs servicing the SMB market, enterprise solutions VARs, and government and education VARs.

      The workforce reduction will affect all levels of our organization, including administrative functions in Santa Ana, California, and Buffalo, New York; IT; product management; sales; and associates located in the affected distribution and returns processing centers. The further development of this plan throughout the year, which may encompass all of our regional operations, is expected to result in additional savings, as well as non-recurring charges.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

						Twenty-Six Weeks Ended
	Fiscal Year
						July 1,	June 30,
	1996	1997	1998	1999	2000	2000	2001

	(in thousands, except ratios and per share data)					(unaudited)

Statement of Income Data:

Net sales	$12,023,451	$16,581,539	$22,034,038	$28,068,642	$30,715,149	$15,091,409	$13,210,765

Gross profit	812,384	1,085,689	1,391,168	1,336,163	1,556,298	727,708	699,805

Income from operations	247,508	376,579	486,605	200,004	353,437	146,922	75,288

Income before income taxes, minority interest and extraordinary item	196,757	326,489	406,860	290,493	362,509	205,539	28,274

Income before extraordinary item	110,679	193,640	245,175	179,641	223,753	127,060	17,021

Net income	110,679	193,640	245,175	183,419	226,173	129,376	14,411

Diluted earnings per share	0.88	1.32	1.64	1.24	1.52	0.87	0.10

Cash Flows Data:

Depreciation and amortization	$36,170	$47,835	$67,942	$97,601	$108,510	$52,229	$58,628

Capital expenditures	105,584	101,458	143,236	135,260	146,104	73,456	42,972

Net cash provided by (used in) operating activities	78,028	(647,691)	(278,533)	573,008	836,406	281,311	7,042

Net cash provided by (used in) investing activities	(107,180)	(193,347)	(218,594)	(138,441)	(19,481)	58,224	(44,631)

Net cash provided by (used in) financing activities	21,341	888,366	497,106	(413,847)	(802,636)	(310,622)	1,194

Balance Sheet Data:

Cash	$48,279	$92,212	$96,682	$128,152	$150,560	$149,070	$118,753

Working capital	920,544	1,716,609	2,431,900	2,298,323	1,652,119	1,958,154	1,678,081

Total assets	3,366,947	4,932,151	6,733,404	8,271,927	6,608,982	6,736,425	5,288,566

Total debt	304,033	1,141,131	1,720,456	1,348,135	545,618	1,036,100	535,980

Stockholders’ equity	825,150	1,038,206	1,399,257	1,966,845	1,874,392	1,850,181	1,872,429

Other Data:

EBITDA	$283,678	$424,414	$554,547	$297,605	$461,947	$199,151	$133,916

Ratio of earnings to fixed charges	4.2x	7.3x	5.5x	3.2x	4.0x	4.2x	1.6x

      The ratio of earnings to fixed charges and balance sheet data are given at end of period.

      “EBITDA” is defined as income from operations plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented in this offering memorandum may not be comparable to similarly titled measures reported by other companies.

      The ratio of earnings to fixed charges is computed by dividing (a) earnings before taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed by us to be representative of an appropriate interest factor of rental payments under operating leases.

RISK FACTORS

      You should carefully consider the specific factors listed below, as well as the other information included in this prospectus. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. In that case, you may lose all or part of your original investment.

Risk Factors Relating to Our Business

We are subject to intense competition, both in the United States and internationally.

      We operate in a highly competitive environment, both in the United States and internationally. The intense competition that characterizes the IT products and services distribution industry is based primarily on:

•	breadth, availability and quality of product lines and services;

•	price;

•	terms and conditions of sale;

•	credit terms and availability;

•	speed and accuracy of delivery;

•	ability to tailor specific solutions to customer needs;

•	effectiveness of sales and marketing programs; and

•	availability of technical and product information.

      Our competitors include regional, national, and international distributors, as well as vendors that employ a direct sales model. In addition, when there is overcapacity in our industry, as is currently the case, our competitors may reduce their prices in response to this overcapacity. We cannot assure you that we will not lose market share in the United States or in international markets, or that we will not be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a further reduction in our gross margins.

      We have initiated and continue to initiate other business activities and may face competition from companies with more experience and/or new entries in those new markets. For example, there has been an accelerated movement among transportation and logistics companies to provide fulfillment and e-commerce supply chain services. Within this arena, we face competition from transportation and logistics suppliers, such as United Parcel Service, Federal Express, and express logistics companies such as PFSWeb, SubmitOrder.com, and SameDay.com. In addition, as we enter new business areas, we may also encounter increased competition from current competitors and/or from new competitors, some of which may be our current customers or suppliers, which may impact our net sales and profitability.

Our gross margins have been historically narrow, and we expect them to continue to be narrow; this magnifies the impact of variations in costs on our operating results.

      As a result of intense price competition in the IT products and services distribution industry, our gross margins have historically been narrow and we expect them to continue to be narrow in the future. We receive purchase discounts and rebates from suppliers based on various factors, including sales or purchase volume and breadth of customers. These purchase discounts and rebates directly affect gross margins. Because many purchase discounts from suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our net sales base. This is particularly true in an environment of declining demand for IT products and services, as is currently the case. We expect these competitive pricing pressures and the more restrictive vendor terms and conditions to continue for the foreseeable future. In addition, the percentage of purchase discounts as a component of gross margins has declined. A decrease in net sales could also negatively affect the level of volume rebates received from our suppliers.

      A significant percentage of our net sales relates to products sold to us by relatively few vendors or publishers. They each have the ability to make, and have in the past already made, rapid and significantly adverse changes in their sales terms and conditions, such as reducing the amount of price protection and return rights as well as reducing the level of purchase discounts and rebates they make available to us. We expect more restrictive vendor terms and conditions to continue in the foreseeable future. Our inability to pass through to our 175,000 reseller customers the impact of these changes, as well as our failure to develop systems to manage ongoing supplier pass-through programs, could cause us to record inventory write-downs and could have a material negative impact on our gross margins. Our narrow gross margins magnify the impact of variations in operating costs, bad debts or interest expense on our operating results.

      To partially offset the decline in gross margins, we seek to continually institute more effective operational and expense controls to reduce selling, general and administrative, or SG&A, expenses as a percentage of net sales. However, the reduction in SG&A expenses may not be large enough to offset a decline in gross margins and as a result, operating margins may decline. In addition, in an environment of declining sales, as is currently the case, we may be unable to reduce our SG&A expenses as a percentage of net sales. If we cannot reduce operating expenses as a percentage of net sales to mitigate any further reductions in gross margins in the future, our profitability will suffer.

We may not be able to adequately adjust our cost structure in a timely fashion in response to a sudden decrease in demand, which may cause our profitability to suffer.

      A significant portion of our SG&A expense is comprised of personnel, facilities and costs of invested capital. Historically, we have monitored and controlled the growth in operating costs in relation to overall net sales growth and continue to pursue and implement process and organizational changes to provide sustainable operating efficiencies. However, in the event of a significant downturn in net sales we may not be able to exit facilities, reduce personnel, or make other significant changes to our cost structure without significant disruption to our operations or without significant termination and exit costs. Additionally, management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in net sales and gross profit. As a result, our profitability may suffer.

If the current downturn in economic conditions continues for a long period of time or worsens, it will likely have an adverse impact on our business.

      The IT industry in general, and the IT products and services distribution industry in particular, have recently experienced a severe downturn in demand. This downturn has resulted in a decline in our net sales and operating results. If the current downturn continues or worsens we may experience significant operating losses and elevated levels of obsolete inventory and bad debt.

Our quarterly results have fluctuated significantly in the past and will likely continue to do so, which may cause the market price of our securities to fluctuate.

      Our quarterly net sales and operating results have varied significantly in the past and will likely continue to do so in the future as a result of:

•	seasonal variations in the demand for our products and services, such as occurs during the fourth quarter due to holiday shopping;

•	competitive conditions in our industry, which may impact the prices charged by our suppliers and the prices we charge resellers;

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of vendor-sponsored programs such as price protection and return rights;

•	changes in the level of our operating expenses;

•	the impact of acquisitions we may make;

•	the introduction by us or our competitors of new products and services offering improved features and functionality;

•	the loss or consolidation of one or more of our significant suppliers or customers;

•	product supply constraints;

•	interest rate fluctuations, which may increase our borrowing costs, and may influence the willingness of customers and end-users to purchase products and services;

•	currency fluctuations in countries in which we operate; and

•	general economic conditions.

      Our narrow margins may magnify the impact of these factors on our operating results. We believe that you should not rely on period-to-period comparisons of our operating results as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. From time to time, we have failed to meet consensus analyst earnings estimates. In future quarters, our operating results may be below the expectations of public market analysts or investors. This may cause the market price of our securities to decline.

Because of the capital intensive nature of our business, we need continued access to capital which, if not available to us, could harm our ability to operate or expand our business.

      Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. In order to continue operating our business, we will continue to need access to capital, including debt financing. This is especially true when our business is expanding, including through acquisitions, but we still have substantial demand for capital even during periods of stagnant or declining net sales, which we are currently experiencing. The capital we require may not be available on terms acceptable to us, or at all. In this regard, our United States and Canadian senior revolving credit facilities, aggregating $1.15 billion of availability, mature in October 2001. We do not presently intend to refinance the full amount of these senior credit facilities. Our prospects, financial condition and results of operations, as well as macroeconomic factors such as fluctuations in interest rates or a general economic downturn, may restrict our ability to raise the necessary capital. We cannot assure you that we will continue to be able to raise capital in adequate amounts or on terms acceptable to us, and the failure to do so could harm our ability to operate or expand our business.

Rapid changes in the operating environment for IT distributors have placed significant strain on our business, and we cannot assure you of our ability to successfully manage future adverse industry trends.

      Dynamic changes in the industry have resulted in new and increased responsibilities for management personnel and have placed and continue to place a significant strain upon our management, operating and financial systems, and other resources. This strain may result in disruptions to our business and decreased revenues and profitability. We may not be able to attract or retain sufficient personnel to successfully manage, expand or improve our operations through such dynamic changes. Also crucial to our success in managing any potential growth will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale could harm our profitability.

We are subject to the risk that our inventory values may decline and protective terms under vendor agreements may not adequately cover the decline in values.

      The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory in stock to decline substantially in value or to become obsolete. It is the policy of many suppliers of IT products to offer distributors like us, who purchase directly from them, limited protection from the loss in value of inventory due to technological change or such suppliers’ price reductions. For example, we can receive a credit from some suppliers for products, based upon the terms and conditions with those suppliers, in the event of a supplier price reduction. In addition, we have a limited right to return to some vendors a certain percentage of purchases. These policies are often not embodied in written agreements and are subject to the discretion of the vendors. As a result, these policies do not protect us in all cases from declines in inventory value. We cannot assure you that price protection will continue, that unforeseen new product developments will not materially adversely affect us, or that we will successfully manage our existing and future inventories.

      During an economic downturn, which we are currently experiencing, it is possible that prices will decline due to an oversupply of product, and therefore, there may be greater risk of declines in inventory value. If major vendors decrease the availability of price protection to us, such a change in policy could lower our gross margins on products we sell or cause us to record inventory write-downs. For example, during 1999 and 2000, we experienced higher expenses related to excess and obsolete inventory as compared to 1998, primarily resulting from the rapid changes in the technology marketplace and imposition of more restrictive vendor terms and conditions in 1999. We expect the more restrictive vendor terms and conditions to continue for the foreseeable future. We are also exposed to inventory risk to the extent that vendor protections are not available on all products or quantities and are subject to time restrictions. In addition, vendors may become insolvent and unable to fulfill their protection obligations to us.

We are dependent on a variety of information systems and a failure of these systems could disrupt our business and harm our reputation and net sales.

      We depend on a variety of information systems for our operations, particularly our centralized IMpulse information processing system which supports more than 40 operational functions, including:

•	inventory management;

•	order processing;

•	shipping;

•	receiving; and

•	accounting.

      At the core of IMpulse is on-line, real-time distribution software which supports basic order entry and processing and customers’ shipments and returns. Although we have not in the past experienced material system-wide failures or downtime of IMpulse or any of our other information systems, we have experienced failures in IMpulse in certain specific geographies. Failures or significant downtime for IMpulse could prevent us from taking customer orders, printing product pick-lists, and/or shipping product. It could also prevent customers from accessing our price and product availability information. From time to time we may acquire other businesses having information systems and records which must be converted and integrated into IMpulse or other Ingram Micro information systems. This can be a lengthy and expensive process that results in a material diversion of resources from other operations. In addition, because IMpulse is comprised of a number of legacy, internally developed applications, it can be harder to upgrade, and may not be adaptable to commercially available software. Particularly as our needs or technology in general evolve, we may experience greater than acceptable difficulty or cost in upgrading IMpulse, or we may be required to replace IMpulse entirely.

      We also rely on the Internet for a percentage of our orders and information exchanges with our customers. The Internet and individual web sites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some web sites have experienced security breakdowns. To date, our web site has not experienced any material breakdowns, disruptions or breaches in security; however, we cannot assure you that this will not occur in the future. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, this could harm our relationship with our customers or vendors. Disruption of our web site or the Internet in general could impair our order processing or more generally prevent our customers and vendors from accessing information. This could cause us to lose business.

      We believe that customer information systems and product ordering and delivery systems, including Internet-based systems, are becoming increasingly important in the distribution of technology products and services. As a result, we are continually enhancing our customer information systems by adding new features, including on-line ordering through the Internet. However, we cannot assure you that competitors will not develop superior customer information systems or that we will be able to meet evolving market requirements by upgrading our current systems at a reasonable cost, or at all. Our inability to develop competitive customer information systems or upgrade our current systems could cause our business and market share to suffer.

Our international operations impose risks upon our business, such as exchange rate fluctuations.

      We operate, through our subsidiaries, in a number of countries outside the United States, and we expect our international net sales to increase as a percentage of total net sales in the future. Our international net sales are primarily denominated in currencies other than the U.S. dollar. Accordingly, our international operations impose risks upon our business as a result of exchange rate fluctuations. We have operations in countries which may have a greater risk of exchange rate fluctuations. Exchange rate fluctuations may cause our international revenues to fluctuate significantly when reflected in U.S. dollar terms. In some countries outside the United States, operations are accounted for primarily on a U.S. dollar-denominated basis. In the event of an unexpected devaluation of the local currency in those countries (as occurred in Mexico in December 1994 and Asia and Latin America in 1997), we may experience significant foreign exchange losses. In addition, our operations may be significantly adversely affected as a result of the general economic impact of the devaluation of the local currency.

      Our international operations are subject to other risks such as:

•	the imposition of governmental controls in jurisdictions in which we operate;

•	export license requirements;

•	restrictions on the export of certain technology to certain jurisdictions;

•	political instability in jurisdictions in which we operate;

•	trade restrictions in jurisdictions in which we operate;

•	tariff changes in jurisdictions in which we operate;

•	difficulties in staffing and managing our international operations;

•	difficulties in our collecting accounts receivable and longer collection periods; and

•	the impact of local economic conditions and practices on our business.

We are dependent on key individuals in our company, and our ability to retain our personnel.

      We are dependent in large part on our ability to retain the services of our key management, finance, sales, IT, and operational personnel. Our continued success is also dependent upon our ability to retain and recruit other qualified employees, including highly skilled technical, managerial, and marketing personnel, to meet our needs. Competition for qualified personnel is intense, particularly in technical areas such as IT. In addition, we have recently announced restructuring actions designed to reduce our investment in personnel. These reductions could negatively impact our relationships with our workforce, or make hiring of other employees more difficult. We may not be successful in attracting and retaining the personnel we require, which could have a material adverse effect on our business.

We are dependent on suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis.

      Our ability to obtain particular products or product lines in the required quantities and to fulfill customer orders on a timely basis is critical to our success. We generated approximately 42%, 39%, and 40% of our net sales in fiscal 2000, 1999, and 1998, respectively, from products purchased from three vendors. In most cases, we have no guaranteed price or delivery agreements with suppliers. In certain product categories, such as systems, limited price protection or return rights offered by vendors may have a bearing on the amount of product we may be willing to stock. The IT industry experiences significant product supply shortages and customer order backlogs from time to time due to the inability of certain vendors to supply certain products on a timely basis. As a result, we have experienced, and may in the future continue to experience, short-term shortages of specific products. In addition, vendors who currently distribute their products through us may decide to distribute, or to substantially increase their existing distribution, through other distributors, their own dealer networks, or directly to resellers. In addition, in the case of software, there is the emergence of alternative means of distribution, such as site licenses and electronic distribution. If suppliers are not able to maintain an adequate supply of products to fulfill our customer orders on a timely basis or we cannot otherwise obtain particular products or a product line, our reputation and sales may suffer.

We have historically pursued a strategy of acquisitions and similar transactions, which involve various risks and difficulties.

      As part of our growth strategy, we have pursued, and from time to time may continue to pursue, acquisitions, joint ventures and other strategic relationships to complement or expand our existing business. These types of transactions involve a number of risks and difficulties, including:

•	diversion of management’s attention to the integration of the operations and personnel of the acquired companies;

•	the inability to manage and retain key personnel and customers;

•	the inability to convert the acquired companies’ management information systems to ours;

•	potential adverse short-term effects on our operating results;

•	the possibility that we could incur or acquire substantial debt in connection with the acquisitions;

•	the logistical difficulties inherent in expanding into new geographic markets and business areas;

•	the difficulty inherent in understanding local business practices;

•	the increased expense resulting from the amortization of acquired intangible assets; and

•	the need to present a unified corporate image.

These risks and difficulties may adversely impact the benefits of acquisitions and our business generally.

We have significant credit exposure to our reseller customers and negative trends in their businesses could cause us significant credit loss.

      We extend credit to our reseller customers for a significant portion of our net sales. Resellers have a period of time, generally 30 to 90 days after date of invoice, to make payment. We are subject to the risk that our reseller customers will not pay for the products they have purchased. The risk that we may be unable to collect on receivables may increase if our reseller customers experience decreases in demand for their products and services or otherwise become less stable, due to adverse economic conditions. If there is a substantial deterioration in the collectibility of our receivables or if we cannot obtain credit insurance at reasonable rates, our earnings, cash flows and our ability to utilize receivable-based financing could deteriorate.

We are dependent on independent shipping companies for the delivery of our products.

      We rely almost entirely on arrangements with independent shipping companies for the delivery of our products. The termination of our arrangements with one or more of these independent shipping companies, or the failure or inability of one or more of these independent shipping companies to deliver products from suppliers to us or products from us to our reseller customers or their end-user customers, could disrupt our business and harm our reputation and net sales.

We are subject to the risk of termination of subsidized floor plan financing by our systems vendors.

      The gross margins and operating margins relating to our sales of PCs, servers and other similar hardware products, or systems, are even narrower than those relating to our sales of other IT products and services. Payment for some of our U.S. systems sales is funded for our reseller customers by floor plan financing companies. Under these floor plan financing arrangements, we generally receive payment from these financing institutions within three to thirty business days from the date of our sale of these systems, depending on the specific arrangement, allowing this business to operate at much lower relative working capital levels than our traditional distribution business. This floor plan financing is typically subsidized for our reseller customers by the systems vendors. If the arrangements for these subsidies are terminated or substantially reduced, such a change in policy could have a negative effect on our working capital needs. In addition, our net sales may be reduced if our reseller customers are unable to obtain suitable alternative financing for their purchases from us.

We are controlled by members of the Ingram Family and certain related trusts, and their interests may diverge from those of holders of the notes.

      As of February 1, 2001, Martha  R. Ingram, her children, certain trusts created for their benefit (including trusts where SunTrust Bank acts as trustee, as noted below), two charitable trusts, and a foundation created by the Ingram family (the “Ingram Family Stockholders”) held 1,429,607 shares of Class A common stock (including 7,666 shares issuable for stock options exercisable within 60 days of February 1, 2001) in the aggregate (representing less than one percent of the total outstanding shares of Class A common stock) and 66,952,028 shares of Class B common stock in the aggregate (representing 95.2% of the total outstanding shares of Class B common stock and, collectively with the Class A common stock held by the Ingram Family Stockholders, amounting to 46.7% of the total outstanding shares of common stock and 86.1% of the aggregate voting power of the common stock). These individuals and trusts, as well as Ingram Micro, are parties to a board representation agreement that requires the parties to vote their shares for certain board nominees. In addition, the agreement provides that certain corporate transactions involving Ingram Micro must be approved by the Ingram Family Stockholders. The Ingram Family Stockholders’ interests may diverge from those of holders of the notes. The Ingram family Stockholders’ voting control and special approval rights may encourage transactions that subject holders of notes to additional risk or discourage or prevent certain transactions that may be beneficial to holders of the notes.

Risk Factors Relating to the Notes

We have substantial debt outstanding after the offering of the restricted notes that could negatively impact our business and prevent us from fulfilling our obligations under the notes.

      We have significant debt outstanding. As of June 30, 2001, after giving effect to the offering of the restricted notes and the application of the offering proceeds, we would have had total consolidated debt outstanding, including off balance sheet debt, of $740 million and $1.61 billion of unused commitment under our United States, Canadian and European credit facilities.

      Our high level of debt could:

•	make it difficult for us to satisfy our obligations, including making interest payments under the notes and our other debt obligations;

•	limit our ability to obtain additional financing to operate our business;

•	limit our financial flexibility in planning for and reacting to industry changes;

•	place us at a competitive disadvantage as compared to less leveraged companies;

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

•	require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing the availability of our cash flow for other purposes.

      We may borrow additional funds to fund our capital expenditures and working capital needs. We also may incur additional debt to finance future acquisitions. The incurrence of additional debt could make it more likely that we will experience some or all of the risks described above.

We may experience a downgrade in our debt ratings in the future, which may indicate a decline in our business and our ability to make interest or principal payments on the notes.

      Our senior debt is currently rated BBB- by Standard & Poor’s Ratings Services, with a negative outlook, Ba1 by Moody’s Investors Services, Inc., with a negative outlook, and BBB- by Fitch IBCA, Duff & Phelps, also with a negative outlook. However, because of the subordination features of the notes, they have been rated BB+, Ba2 and BB+, respectively, lower than the ratings of our senior debt. We cannot assure you that our senior debt ratings or the ratings of the notes will not decline in the future. If any of our ratings decline, this may indicate a decline in our business and our ability to make interest or principal payments on the notes. In addition, a decline in our ratings may affect the trading prices, if any, of the notes.

If we do not generate positive cash flows, we may be unable to service our debt.

      Our ability to pay principal and interest on the notes and on our other debt depends on our future operating performance. Future operating performance is subject to market conditions and business factors that often are beyond our control. Consequently, we cannot assure you that we will have sufficient cash flows to pay the principal, premium, if any, and interest on our debt.

      If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow these alternative measures or that such measures would satisfy our scheduled debt service obligations.

      If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debtholders could declare all outstanding principal and interest to be due and payable;

•	our senior debt holders could terminate their commitments and commence foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

Your right to receive payments on the notes will be junior to the senior credit facilities and possibly to all of our future borrowings.

      The notes are junior to all of our existing and future indebtedness, other than trade payables and any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding, the holders of our senior debt are entitled to be paid in full before any payment is made on the notes.

      In addition, all payments on, or acquisition of, the notes may be blocked for 179 days in the event of a payment default or certain other defaults under our senior credit facilities or any other designated senior debt. Such payments may only be blocked once within any 360 consecutive days in the event of certain defaults on such senior debt.

      In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of the senior debt. However, because the indenture for the notes requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less ratably than holders of trade payables in any such proceeding. In any of these cases, holders of the notes may not be paid in full.

      We conduct a significant portion of our operations through subsidiaries. The notes are not guaranteed by any of our subsidiaries, although some of our subsidiaries guarantee debt under our senior credit facilities. In addition, there are no limits in the indenture on our unrestricted subsidiaries’ ability to incur new debt or liabilities. Claims of creditors of our subsidiaries, including the lenders under our senior credit facilities and our trade creditors, generally will have priority with respect to the assets and earnings of such subsidiary over the holders of the notes. The notes, therefore, are effectively subordinated to creditors (including trade creditors) of our subsidiaries.

      As of June 30, 2001, after giving effect to the offering of the restricted notes and the application of the offering proceeds, we (not including our subsidiaries) would have had $82 million of senior indebtedness outstanding, including off-balance sheet financing of $81 million, and no secured indebtedness outstanding, and our subsidiaries had substantial liabilities. In addition, approximately $2.2 billion was available for borrowing as additional senior debt under our current senior credit facilities and accounts receivable financing programs, subject to certain conditions. After the application of all of the net proceeds of the offering of the restricted notes to the repayment of outstanding borrowings under our senior credit facilities, we had approximately $2.4 billion available for borrowing, subject to certain conditions, as of June 30, 2001. We also will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture governing the notes.

The terms of our debt may severely limit our ability to plan for or respond to changes in our business.

      Our senior credit facilities and the indenture governing the notes restrict, among other things, our ability to take specific actions, even if such actions may be in our best interest. These restrictions limit our ability to:

•	make negative pledges on our assets;

•	merge, consolidate or sell our assets;

•	issue additional debt;

•	pay dividends or redeem capital stock and prepay other debt;

•	make investments and acquisitions;

•	enter into transactions with affiliates;

•	make capital expenditures;

•	materially change our business;

•	amend our debt and other material agreements;

•	issue and sell capital stock;

•	allow distributions from our subsidiaries; or

•	prepay specified indebtedness.

      Our senior credit facilities require us to maintain specified financial ratios and meet specific financial tests. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we were unable to make this repayment or otherwise refinance these borrowings, our lenders could foreclose on our assets. If we were unable to refinance these borrowings on favorable terms, our business could be adversely impacted.

      In addition, our senior debt under the senior credit facilities will bear interest at a floating rate that will not be capped at a maximum interest rate. If interest rates rise, our senior debt interest payments also will increase, which could adversely affect our net income. Although we may enter into agreements to hedge our interest rate risk, we cannot assure you that these agreements will protect us fully against our interest rate risk.

We face a potential inability to fund a change of control offer. Our current senior credit facilities prohibit us from purchasing any notes. In addition, we may not have sufficient funds to satisfy our obligations.

      The indenture for the notes requires us to offer to repurchase the notes upon the occurrence of specific kinds of change of control events. Certain important corporate events that would increase the level of our indebtedness, such as leveraged recapitalizations, may not constitute a “change of control” under the indentures. Our current senior credit facilities generally prohibit us from repurchasing any notes. Any future credit or other debt agreements to which we become a party may contain similar restrictions and provisions. If a change of control occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or we could attempt to refinance the debt that contains that prohibition. However, we cannot assure you that we will be able to obtain lender consent or refinance those borrowings. Even if such a consent were obtained or the debt is refinanced, we cannot assure you that we would have the funds necessary to repurchase the notes. Our failure to repurchase the notes would be a default under the indenture which would, in turn, be a default under our senior credit facilities and, potentially, other senior debt or other senior subordinated debt. If the senior debt or senior subordinated debt were to be accelerated, we may be unable to repay these amounts and make the required repurchase of notes.

In addition to the notes being junior to our senior credit facilities and possibly all of our future borrowings, the notes are not secured by any of our assets. However, our assets may secure other debt.

      In addition to the notes being subordinated to all of our existing and future indebtedness, other than trade payables and any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to the notes, the notes are not secured by any of our assets. Our assets may secure other debt. If we become insolvent or are liquidated, or if payment under the senior credit facilities or the obligees with respect to the other secured obligations will be entitled to exercise the remedies available to a secured lender under applicable law and the applicable agreements and instruments. Accordingly, such lenders will have a prior claim with respect to such assets and there may not be sufficient assets remaining to pay amounts due on the notes then outstanding.

Restricted notes are subject to transfer restrictions and may not have an active trading market.

      If you fail to exchange your restricted notes for exchange notes in the exchange offer, your restricted notes will continue to be subject to transfer restrictions and you will not have any further rights under the registration rights agreement, including any right to require us to register your restricted notes or to pay any additional interest.

      To the extent that restricted notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, restricted notes could be adversely affected. There is no active trading market for the restricted notes. In addition, because the restricted notes were under exemption from registration under applicable securities laws and therefore may not be publicly offered, sold or otherwise transferred to any jurisdiction in which registration may be required, no public market for the restricted notes will develop.

We cannot be sure that an active trading market for the exchange notes will develop.

      The exchange notes are a new issue of securities for which there is currently no active trading market. If the exchange notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects.

NO CASH PROCEEDS TO INGRAM MICRO

      The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes and have agreed to pay the expenses of the exchange offer. In consideration for issuing the exchange notes as contemplated in the registration statement, of which this prospectus is a part, we will receive, in exchange, restricted notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the restricted notes, except as otherwise described in this prospectus under “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Restricted Notes.” The restricted notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our outstanding debt.

      Our net proceeds from the sale of the restricted notes was approximately $194.2 million, after deduction of the placement agents’ discounts and commissions and other expenses of the offering. We used those net proceeds to reduce outstanding borrowings under our senior credit facilities. As of June 30, 2001, approximately $236 million was outstanding under our senior credit facilities, at a weighted average interest rate of 4.8%. The outstanding borrowings under our senior credit facilities were primarily used for working capital and general corporate purposes.

CAPITALIZATION

      The following table sets forth the unaudited consolidated capitalization of Ingram Micro as of June 30, 2001:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of the restricted notes and the application of the estimated net proceeds therefrom.

	June 30, 2001

	Actual	As Adjusted

	(unaudited)
	(in thousands, except
	share data)

Current maturities of long-term debt	$23,477	$23,477

Long-term debt(1):

Notes offered hereby	—	198,764

Convertible debentures	394	394

Other long-term debt (not including current maturities)	512,109	317,920

Total long-term debt	512,503	517,078

Stockholders’ equity(2)(3):

Preferred stock, $0.01 par value; 25,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—

Class A common stock, $0.01 par value; 500,000,000 shares authorized, 77,311,887 shares issued and outstanding, actual and as adjusted	773	773

Class B common stock, $0.01 par value; 135,000,000 shares authorized, 70,165,004 shares issued and outstanding, actual and as adjusted	702	702

Additional paid-in capital	676,888	676,888

Retained earnings	1,235,619	1,235,619

Accumulated other comprehensive loss	(41,117)	(41,117)

Unearned compensation	(436)	(436)

Total stockholders’ equity	1,872,429	1,872,429

Total capitalization	$2,384,932	$2,389,507

(1)	Total long-term debt does not include amounts relating to off-balance sheet financing programs of $199,446 on an actual and adjusted basis.

(2)	Each share of Class B common stock is convertible, at any time at the option of the holder, into one share of Class A common stock. In addition, the Class B common stock will be automatically converted into an equal number of shares of Class A common stock on November 6, 2001, or earlier in some circumstances.

(3)	Excludes approximately 28.1 million shares of common stock issuable in connection with outstanding stock options.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following selected consolidated financial and other data of Ingram Micro should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of income data for the years ended January 2, 1999, January 1, 2000 and December 30, 2000, and the consolidated balance sheet data as of January 1, 2000 and December 30, 2000, are derived from the audited consolidated financial statements of Ingram Micro included elsewhere in this prospectus. The consolidated statement of income data for the years ended December 28, 1996 and January 3, 1998, and the consolidated balance sheet data as of December 28, 1996, January 3, 1998 and January 2, 1999, are derived from audited consolidated financial statements of Ingram Micro not included in this prospectus. The consolidated statement of income data for the twenty-six week periods ended July 1, 2000 and June 30, 2001 and the consolidated balance sheet data as of July 1, 2000 and June 30, 2001 are derived from Ingram Micro’s unaudited consolidated financial statements which have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflect all material adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Ingram Micro’s results of operations and financial position. Results for the twenty-six weeks ended June 30, 2001 are not necessarily indicative of results that may be expected for the entire year.

						Twenty-Six Weeks Ended
	Fiscal Year
						July 1,	June 30,
	1996	1997	1998	1999	2000	2000	2001

	(in thousands, except ratios and per share data)					(unaudited)

Statement of Income Data:

Net sales	$12,023,451	$16,581,539	$22,034,038	$28,068,642	$30,715,149	$15,091,409	$13,210,765

Cost of sales	11,211,067	15,495,850	20,642,870	26,732,479	29,158,851	14,363,701	12,510,960

Gross profit	812,384	1,085,689	1,391,168	1,336,163	1,556,298	727,708	699,805

Expenses:

SG&A expenses	564,876	709,110	904,563	1,115,854	1,202,861	580,786	605,461

Reorganization costs	—	—	—	20,305	—	—	19,056

Income from operations	247,508	376,579	486,605	200,004	353,437	146,922	75,288

Other (income) expense	50,751	50,090	79,745	(90,489)	(9,072)	(58,617)	47,014

Income before income taxes, minority interest and extraordinary item	196,757	326,489	406,860	290,493	362,509	205,539	28,274

Provision for income taxes	84,889	131,463	161,685	110,852	138,756	78,479	11,253

Income before minority interest	111,868	195,026	245,175	179,641	223,753	127,060	17,021

Minority interest	1,189	1,386	—	—	—	—	—

Income before extraordinary item	110,679	193,640	245,175	179,641	223,753	127,060	17,021

Extraordinary item	—	—	—	3,778	2,420	2,316	(2,610)

Net income	$110,679	$193,640	$245,175	$183,419	$226,173	$129,376	$14,411

Diluted earnings per share	$0.88	$1.32	$1.64	$1.24	$1.52	$0.87	$0.10

Cash Flows Data:

Depreciation and amortization	$36,170	$47,835	$67,942	$97,601	$108,510	$52,229	$58,628

Capital expenditures	105,584	101,458	143,236	135,260	146,104	73,456	42,972

Net cash provided by (used in) operating activities	78,028	(647,691)	(278,533)	573,008	836,406	281,311	7,042

Net cash provided by (used in) investing activities	(107,180)	(193,347)	(218,594)	(138,441)	(19,481)	58,224	(44,631)

Net cash provided by (used in) financing activities	21,341	888,366	497,106	(413,847)	(802,636)	(310,622)	1,194

						Twenty-Six Weeks Ended
	Fiscal Year
						July 1,	June 30,
	1996	1997	1998	1999	2000	2000	2001

	(in thousands, except ratios and per share data)					(unaudited)

Balance Sheet Data:

Cash	$48,279	$92,212	$96,682	$128,152	$150,560	$149,070	$118,753

Working capital	920,544	1,716,609	2,431,900	2,298,323	1,652,119	1,958,154	1,678,081

Total assets	3,366,947	4,932,151	6,733,404	8,271,927	6,608,982	6,736,425	5,288,566

Total debt	304,033	1,141,131	1,720,456	1,348,135	545,618	1,036,100	535,980

Stockholders’ equity	825,150	1,038,206	1,399,257	1,966,845	1,874,392	1,850,181	1,872,429

Other Data:

EBITDA	$283,678	$424,414	$554,547	$297,605	$461,947	$199,151	$133,916

Ratio of earnings to fixed charges	4.2x	7.3x	5.5x	3.2x	4.0x	4.2x	1.6x

      The ratio of earnings to fixed charges and balance sheet data are given at end of period.

      “EBITDA” is defined as income from operations plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented in this offering memorandum may not be comparable to similarly titled measures reported by other companies.

      The ratio of earnings to fixed charges is computed by dividing (a) earnings before taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed by us to be representative of an appropriate interest factor of rental payments under operating leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements, including the notes thereto, and the selected financial and other data appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements regarding the industry outlook, our expectations regarding the future performance of our business, and other non-historical information. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. See “Forward-Looking Statements.”

Overview

      We are the leading distributor of IT products and services worldwide. Our net sales grew to $30.7 billion in 2000 from $12.0 billion in 1996. This growth reflects substantial expansion of our existing operations, resulting from the integration of numerous acquisitions worldwide, growth in the IT products and services distribution industry in general, the addition of new customers, increased sales to our existing customer base, as well as the addition of new product categories and suppliers. However, the recent decline in demand for IT products and services caused our net sales to decrease significantly in the first half of 2001.

      The IT products and services distribution industry in which we operate is characterized by narrow gross margins and narrow income from operations as a percentage of net sales, or operating margin, that have declined industry-wide in recent years. Prior to 2000, our gross profit as a percentage of net sales, or gross margin, declined to 4.8% in 1999 from 6.8% in 1996 with sequential declines in gross margin each of these years. Initially, our margin decline was caused by intense price competition; later, however, changes in vendor terms and conditions, including, but not limited to, significant reductions in vendor rebates and incentives, tighter restrictions on our ability to return inventory to vendors, and reduced time periods qualifying for price protection, exacerbated the decline and constrained gross margin improvements. We expect these competitive pricing pressures and the more restrictive vendor terms and conditions to continue and potentially increase in the foreseeable future. We have implemented and continue to refine changes to our pricing strategies, inventory management processes, and administration of vendor subsidized programs. In addition, we continue to change certain terms and conditions offered to our customers to reflect those being imposed by our vendors. In fiscal year 2000, we recorded our first sequential improvement in gross margin in the five-year period from 1996 to 2000, reaching 5.1% as compared to 4.8% in 1999, primarily as a result of these initiatives.

      To partially offset the decline in gross margins, we have continually instituted operational and expense controls that reduced SG&A expenses as a percentage of net sales to 3.9% in 2000 from 4.7% in 1996, reflecting more effective cost control measures, streamlined processes, and the benefit of greater economies of scale. As a result of the recent decline in demand for IT products and services, our SG&A expenses as a percentage of net sales increased to 4.6% in the first half of 2001 from 3.8% in the first half of 2000. We continue to pursue and implement business process improvements and organizational changes to create sustained cost reductions without sacrificing customer service over the long-term. However, because of the decline in net sales, SG&A expenses as a percentage of net sales are expected to remain above 4.0% over the near term. In any event, even before the decline in demand, these reductions in SG&A expenses had not fully offset past declines in our gross margin and, if any future reductions in gross margins were to occur, there can be no assurance that we will be able to reduce SG&A expenses commensurately.

      In December 1998, we purchased 2,972,400 shares of common stock of SOFTBANK Corp. or Softbank, Japan’s largest distributor of software, peripherals and networking products, for approximately $50.3 million. During December 1999, we sold approximately 35% of our original investment in Softbank common stock for approximately $230.1 million, resulting in a pre-tax gain of approximately $201.3 million, net of related expenses. In January 2000, we sold an additional approximately 15% of our original holdings in Softbank common stock for approximately $119.2 million resulting in a pre-tax gain of approximately $111.5 million, net of expenses. We used the proceeds from this sale to reduce existing indebtedness. During April 2000, Softbank effected a 3-for-1 stock split. The Softbank share information has been adjusted to give retroactive effect to this stock split.

      The IT products and services distribution business is capital-intensive. Our business requires significant levels of working capital to finance accounts receivable and product inventory that are not financed by trade creditors. We have relied heavily on debt financing for our increasing working capital needs resulting from organic growth and acquisitions. In March 2000, we established a new 5-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700 million in commercial paper. This new program adds to our existing accounts receivable facilities, which provide additional financing capacity of approximately $270 million. As of June 30, 2001, approximately $199.4 million of accounts receivable were sold under these programs. We also have revolving senior credit facilities of approximately $1.65 billion, as well as additional facilities of approximately $750 million. As of June 30, 2001, borrowings of $535.6 million were outstanding under the revolving credit and additional facilities.

      On June 9, 1998, we sold $1.33 billion aggregate principal amount at maturity of our zero coupon convertible senior debentures due 2018 in a private placement. Gross proceeds from this convertible debenture offering were $460.4 million. In 2000 and 1999, we repurchased convertible debentures with a total carrying value of $235.2 million and $56.5 million, respectively, as of their repurchase dates for approximately $231.3 million and $50.3 million in cash, respectively. The convertible debenture repurchases resulted in an extraordinary gain, net of income taxes, of $2.4 million and $3.8 million in 2000 and 1999, respectively. On June 11, 2001, at the option of the holders of the convertible debentures, we repurchased approximately 99.8% of the outstanding convertible debentures, for an aggregate of approximately $225.0 million financed through advances under our U.S. accounts receivable program. Following this repurchase, less than $0.5 million of convertible debentures remains outstanding. This repurchase resulted in an extraordinary loss, net of tax, of $2.6 million in the second quarter of 2001.

Results of Operations

      The following table sets forth our net sales by geographic region (excluding intercompany sales), and the percentage of total net sales represented thereby, for each of the periods indicated.

							Twenty-Six Weeks Ended

	Fiscal Year

							July 1,		June 30,
	1998		1999		2000		2000		2001

	(in millions)						(unaudited)

Net sales by geographic region:

United States	$14,393	65.3%	$16,814	59.9%	$18,452	60.1%	$9,051	60.0%	$7,313	55.4%

Europe	5,624	25.5	7,344	26.2	7,472	24.3	3,752	24.9	3,623	27.4

Other international	2,017	9.2	3,911	13.9	4,791	15.6	2,288	15.1	2,275	17.2

Total	$22,034	100.0%	$28,069	100.0%	$30,715	100.0%	$15,091	100.0%	$13,211	100.0%

      The following table sets forth certain items from our consolidated statement of income as a percentage of net sales, for each of the periods indicated.

	Percentage of Net Sales

				Twenty-six Weeks
				Ended
	Fiscal Year
				July 1,	June 30,
	1998	1999	2000	2000	2001

				(unaudited)

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales	93.7	95.2	94.9	95.2	94.7

Gross profit	6.3	4.8	5.1	4.8	5.3

Expenses:

SG&A expenses	4.1	4.0	3.9	3.8	4.6

Reorganization costs	–	0.0	–	–	0.1

Income from operations	2.2	0.8	1.2	1.0	0.6

Other (income) expense	0.4	(0.3)	(0.0)	(0.4)	0.4

Income before income taxes and extraordinary item	1.8	1.1	1.2	1.4	0.2

Provision for income taxes	0.7	0.4	0.5	0.5	0.1

Income before extraordinary item	1.1	0.7	0.7	0.9	0.1

Extraordinary item	–	0.0	0.0	0.0	(0.0)

Net income	1.1%	0.7%	0.7%	0.9%	0.1%

Twenty-six Weeks Ended June 30, 2001 Compared to Twenty-six Weeks Ended July 1, 2000

      Our consolidated net sales decreased 12.5% to $13.21 billion for the twenty-six weeks ended June 30, 2001, or first six months of 2001, from $15.09 billion for the twenty-six weeks ended July 1, 2000, or the first six months of 2000. The decrease in worldwide net sales was primarily attributable to the decline in demand for technology products and services throughout the technology industry. This decline in demand initially surfaced in the U.S. in the fourth quarter of 2000 and moved to Canada and certain countries in Europe and Asia in the second quarter of 2001. This sluggish demand for technology products and services may continue and/or worsen over the near term.

      Net sales from our U.S. operations decreased 19.2% to $7.31 billion in the first six months of 2001 from $9.05 billion in the first six months of 2000 primarily due to the continued sluggish demand for information technology products and services, consistent with the continued softening of the U.S. economy. Net sales from our European operations grew 3.7% in local currencies, but when converted to U.S. dollars, net sales decreased by 3.5% to $3.62 billion in the first six months of 2001 from $3.75 billion in the first six months of 2000 reflecting softening demand for technology products and services in several countries in Europe and weaker European currencies as compared to the U.S. dollar. For our geographic regions outside the U.S. and Europe, or our Other International operations, net sales decreased 0.6% to $2.28 billion in the first six months of 2001 from $2.29 billion in the first six months of 2000 primarily due to the softening in demand for technology products and services experienced by our Canadian and Asia Pacific operations in the second quarter of 2001. Our Latin American operations, however, experienced sales growth due to the continued growth of our customer base in the region.

      Gross margin increased to 5.3% in the first six months of 2001 from 4.8% in the first six months of 2000. The improvement in our gross margin was primarily due to our pricing policy changes implemented in the prior year to more appropriately reflect the value of services provided by us to our customers, complemented by improvements in vendor rebates and discounts. As we continue to seek profitable growth through our pricing policy changes made to date, and through future pricing policy changes, if any, we may continue to experience moderated or negative sales growth in the near term. In addition, the softness in the U.S. and certain international economies, as well as increased competition, partially resulting from this economic slowdown, may hinder our ability to maintain and/or improve gross margins from the levels realized in recent periods.

      Total selling, general and administrative, or SG&A, expenses increased 4.2% to $605.5 million in the first six months of 2001 from $580.8 million in the first six months of 2000, reflecting an increase in expenses required to support the development and expansion of our business primarily in the latter half of 2000. Expenses related to our expansion consisted of incremental personnel and support costs, lease expense related to new operating facilities, and the expenses associated with the development and maintenance of information systems. As a result of the continued decline in our revenues as discussed above, SG&A expenses as a percentage of net sales increased to 4.6% in the first six months of 2001 from 3.8% in the first six months of 2000. However, our SG&A expenses decreased by approximately $17.0 million from the second half of 2000, primarily as a result of the continued cost control measures, our reorganization efforts discussed below, and the lower volume of business. We continue to pursue and implement business process improvements and organizational changes to create sustained cost reductions without sacrificing customer service over the long-term; however, because of the decline in our sales, SG&A expenses as a percentage of net revenues are expected to remain above 4.0% over the near term.

      In the second quarter of 2001, we initiated a reorganization plan primarily in the U.S. and, to a limited extent, in Europe and Other International, to streamline operations and reorganize resources to increase flexibility, improve service and maximize cost savings and operational efficiencies. This reorganization plan includes restructuring of several functions, consolidation of facilities, and reductions of headcount. In connection with this plan, we recorded a charge of $19.1 million in the second quarter and first half of 2001 which included $10.1 million in employee termination benefits for approximately 1,600 employees; $8.6 million for closing, downsizing and consolidating certain distribution and returns processing centers, consisting primarily of excess lease costs, net of estimated sublease income and the write-off of related fixed assets; and $0.4 million of other costs associated with the reorganization. We anticipate that these initiatives will be substantially completed by the end of 2001, and that we will save approximately $30 million to $40 million annually after these initiatives are completed. The development of additional initiatives, if any, which may include some or all of our regional operations, may result in further savings, as well as additional reorganization costs.

      Income from operations, excluding reorganization costs, decreased as a percentage of net sales to 0.7% in the first six months of 2001 from 1.0% in the first six months of 2000. The decrease in our income from operations, excluding reorganization costs, as a percentage of net sales was primarily due to the increase in SG&A expenses as a percentage of net sales, partially offset by our improvement in gross margin both of which are discussed above. U.S. income from operations, excluding reorganization costs, as a percentage of net sales decreased to 1.0% in the first six months of 2001 from 1.2% in the first six months of 2000. European income from operations, excluding reorganization costs, as a percentage of net sales increased to 0.7% in the first six months of 2001 from 0.6% in the first six months of 2000. For Other International operations, loss from operations as a percentage of net sales was less than 0.1% in the first six months of 2001 compared to income from operations of 0.6% in the first six months of 2000. The change from income from operations to loss from operations for our Other International operations was primarily related to our Asia Pacific operations, which experienced a loss from operations as we continue to invest in infrastructure and refine our business processes in this developing market. Income from operations, including reorganization costs, as a percentage of net sales decreased to 0.6% in the first six months of 2001 from 1.0% in the first six months of 2000.

      Other expense (income) consisted primarily of interest expense, foreign currency exchange losses, gain on sale of available-for-sale securities and expenses associated with our accounts receivable facilities. For the first six months of 2001, we recorded net other expense of $47.0 million, or 0.4% as a percentage of net sales, as compared to net other income of $58.6 million for the first six months of 2000, or 0.4% as a percentage of net sales in 2000. The income in the first six months of 2000 primarily resulted from our sale of approximately 15% of our original holdings of Softbank common stock for a pre-tax gain of approximately $111.5 million, net of related costs. No such transaction occurred for the first six months of

2001. Excluding the gain realized on sale of Softbank common stock, our net other expense in the first six months of 2001 decreased by $5.8 million or 11.0% compared to the first six months of 2000. The decrease in net other expense was primarily attributable to lower interest rates and lower average borrowings, including off-balance sheet financing resulting from utilization of our accounts receivable facilities, during the first half of 2001 as compared to the first half of 2000. The decrease in our average borrowings outstanding as compared to the prior period primarily reflects our continued focus on managing working capital as well as the overall lower volume of business.

      The provision for income taxes decreased 85.7% to $11.3 million in the first six months of 2001 from $78.5 million in the first six months of 2000, reflecting the 86.2% decrease in our income before income taxes. Our effective tax rate was 39.8% in the first six months of 2001 compared to 38.2% in the first six months of 2000. The change in our effective tax rate is primarily attributable to changes in the proportion of income (losses) earned within the various taxing jurisdictions and/or tax rates applicable to such taxing jurisdictions.

      In the first six months of 2001 and 2000, we repurchased Zero Coupon Convertible Senior Debentures with carrying values of $220.7 million and $66.4 million, respectively, for $225.0 million and $62.7 million in cash, respectively. These repurchases resulted in an extraordinary loss of $2.6 million, net of tax benefits of $1.6 million, for the first six months of 2001 and extraordinary gains of $2.3 million, net of taxes of $1.4 million, for the first six months of 2000.

Year Ended December 30, 2000 Compared to Year Ended January 1, 2000

      Our consolidated net sales increased 9.4% to $30.7 billion in 2000 from $28.1 billion in 1999. The increase in worldwide net sales was primarily attributable to growth in overall demand for technology products, the addition of new customers, increased sales to our existing customer base, and expansion of our product and service offerings.

      Net sales from our U.S. operations increased 9.7% to $18.5 billion in 2000 from $16.8 billion in 1999 primarily due to growth in demand for technology products and expansion of our product and service offerings. The sales growth in our U.S. operations, however, was moderated, especially in the second quarter of 2000, compared to historical sales growth primarily due to pricing policy changes we implemented in the same quarter and our decision to eliminate certain vendor programs. Both decisions were geared towards the improvement of our gross margin. In addition, towards the end of 2000, the demand for IT products and services softened in the U.S. consistent with the slowing of the U.S. economy. Net sales from our European operations grew approximately 16.1% in local currencies in 2000, but when converted to U.S. dollars, our net sales only increased by 1.7% to $7.5 billion in 2000 from $7.3 billion in 1999 as a result of weaker European currencies compared to the U.S. dollar. The sales growth, in local currency, reflects overall growth in our European operations, but was negatively affected by the overall softness in demand for technology products and services. For our Other International operations, net sales increased 22.5% to $4.8 billion in 2000 from $3.9 billion in 1999 primarily due to the growth in our Asia Pacific and Latin American operations. Our Canadian operations, however, experienced only moderate sales growth in 2000 as compared to our Asia Pacific and Latin American operations primarily due to the overall softness in demand for technology products and services in the Canadian market in the first half of the year, and lower than anticipated purchases by the Canadian government in the first quarter of 2000. The Canadian government purchases are generally strong in the first quarter of each year as this coincides with the Canadian government’s fiscal year-end.

      Gross margin increased to 5.1% in 2000 from 4.8% in 1999. The improvement in our gross margin was primarily due to pricing policy changes we initiated during the second quarter of 2000 to more appropriately reflect the value and related costs of services we provide to our customers, partially offset by the impact of changes in vendor terms and conditions including, but not limited to, significant reductions in vendor rebates and incentives, tighter restrictions on our ability to return inventory to vendors, and reduced time periods qualifying for price protection.

      Total SG&A expenses increased 7.8% to $1.2 billion in 2000 from $1.1 billion in 1999, but decreased as a percentage of net sales to 3.9% in 2000 from 4.0% in 1999. The increase in our SG&A spending was attributable to increased expenses required to support the growth of our business. Expenses related to expansion consist of incremental personnel and support costs, lease expenses related to new operating facilities, and the expenses associated with the development and maintenance of our information systems. The overall decrease in our SG&A expenses as a percentage of net sales is attributable to economies of scale from greater sales volume, and continued cost-control measures.

      In 1999, we recorded a charge of $20.3 million related to reorganization efforts primarily in our U.S. and European operations, as described below under “Year Ended January 1, 2000 Compared to Year Ended January 2, 1999.” We did not incur any reorganization charges in 2000.

      Income from operations, excluding reorganization costs, increased as a percentage of net sales to 1.2% in 2000 from 0.8% in 1999. The increase in our income from operations, excluding reorganization costs, as a percentage of net sales is primarily due to the increase in gross margin as described above. Our U.S. income from operations, excluding reorganization costs, as a percentage of net sales increased to 1.5% in 2000 from 0.9% in 1999, primarily as a result of our gross margin improvements. Our European income from operations, excluding reorganization costs, as a percentage of net sales increased to 0.7% in 2000 compared to 0.3% in 1999 also as a result of our gross margin improvements. Other International income from operations, excluding reorganization costs, as a percentage of net sales decreased to 0.5% in 2000 from 1.0% in 1999. The decrease in income from operations as a percentage of net sales for our Other International operations was primarily related to our Asia Pacific operations, which experienced a loss from operations as we continue to invest in infrastructure and refine our business processes in this developing market.

      Other (income) expense consisted primarily of interest, foreign currency exchange losses, gains on sales of available-for-sale securities, and expenses associated with our accounts receivable facilities. In 2000, we recorded net other income of $9.1 million, compared to $90.5 million in 1999. The decrease in other income is primarily attributable to the lower gain realized on our sale of Softbank common stock in 2000 compared to 1999. In December 1999, we sold approximately 35% of our original investment in Softbank common stock for a pre-tax gain of approximately $201.3 million, net of related costs. In January 2000, we sold an additional approximately 15% of our original holdings in Softbank common stock for a pre-tax gain of approximately $111.5 million, net of related costs. The decrease in interest expense was due to the decrease in the average borrowings outstanding in 2000 compared to 1999 resulting from improved working capital management, the use of proceeds received from the sale of Softbank common stock in December 1999 and January 2000 to reduce existing indebtedness, and an increase in the utilization of our accounts receivable facilities, partially offset by an increase in interest rates for the same period. The increase in other expenses was attributable to the increased capacity and utilization of our accounts receivable facilities.

      Our provision for income taxes, increased 25.2% to $138.8 million in 2000 from $110.9 million in 1999, reflecting the 24.8% increase in our income before income taxes and extraordinary item. Our effective tax rate remained relatively consistent at 38.3% in 2000 compared to 38.2% in 1999.

      In 2000 and 1999, we repurchased convertible debentures with a total carrying value of $235.2 and $56.5 million, respectively, as of their repurchase dates for approximately $231.3 million and $50.3 million in cash, respectively. Our convertible debenture repurchases resulted in an extraordinary gain of $2.4 million and $3.8 million in 2000 and 1999, respectively, net of $1.5 million and $2.4 million in income taxes, respectively.

Year Ended January 1, 2000 Compared to Year Ended January 2, 1999

      Our consolidated net sales increased 27.4% to $28.1 billion in 1999 from $22.0 billion in 1998. The increase in our worldwide net sales was primarily attributable to overall growth in the demand for technology products, the addition of new customers, increased sales to the existing customer base, and the expansion of our product and service offerings. Our net sales also increased as a result of our January 1999 acquisition of Electronic Resources, Ltd., or ERL, in the Asia Pacific region and our July 1998 acquisition of Munich, Germany-based Macrotron AG.

      Net sales from our U.S. operations increased 16.8% to $16.8 billion in 1999 from $14.4 billion in 1998 primarily due to growth of our current business. Net sales from our European operations increased 30.6% to $7.3 billion in 1999 from $5.6 billion in 1998 due to the overall growth in our existing European operations and our acquisition of Macrotron in July 1998. Other International net sales increased 93.9% to $3.9 billion in 1999 from $2.0 billion in 1998 due to our acquisition of ERL and growth in our Canadian and Latin American operations.

      Gross margin decreased to 4.8% in 1999 from 6.3% in 1998. The significant decline in our gross margin was primarily due to reduced vendor rebates and incentives and intense price competition in the U.S. and in the larger countries in Europe. The decline was exacerbated by excess capacity in the IT products and services distribution industry. In addition, during 1999, we recorded substantially higher expenses in cost of sales totaling approximately $94.8 million related to excess and obsolete inventory as compared to $26.1 million for 1998. The higher excess and obsolete inventory provisions primarily resulted from the rapid changes experienced in the technology marketplace and the significant changes in vendor terms and conditions during 1999. Also, in the fourth quarter of 1999, we recorded additional expenses to cost of sales totaling approximately $53.6 million related to estimated losses from our vendor incentive and subsidy programs. The estimated losses on our vendor incentive and subsidy programs primarily originated from dramatic changes at that time in the terms and conditions for reimbursements of customer rebates and competitive price programs by our major personal computer suppliers. The majority of these higher provisions related to inventory and vendor programs in our U.S. region, with some in our European region. In response to these issues, we implemented changes to and refined our pricing strategies, terms and conditions offered to our customers, inventory management processes, and administration of vendor subsidized programs.

      Total SG&A expenses increased 23.4% to $1.1 billion in 1999 from $0.9 billion in 1998, but decreased as a percentage of net sales to 4.0% in 1999 from 4.1% in 1998. The increase in our SG&A spending was attributable in part to our acquisition of ERL in January 1999, and the full-year impact of our acquisition of Macrotron in July 1998. In addition, during fiscal year 1999, we recorded significantly higher bad debt expense of approximately $75.8 million or 0.3% as a percentage of net sales as compared to fiscal year 1998 expense of approximately $32.5 million or 0.2% as a percentage of net sales. The larger bad debt provision was primarily the result of negotiations with several large customers principally in the area of unauthorized product returns. SG&A also increased to support the expansion of our business. Expenses related to expansion consisted of incremental personnel and support costs, lease expenses related to new operating facilities, and expenses associated with the development and maintenance of information systems. The overall decrease in SG&A expenses as a percentage of sales is attributable to economies of scale from greater sales volume and continued cost-control measures, but was moderated by the higher bad debt expenses.

      In February 1999, we initiated a plan, primarily in the U.S., but also in Europe, to streamline operations and reorganize resources to increase flexibility and service and maximize cost savings and operational efficiencies. This reorganization plan included several organizational and structural changes, including the closing of our California-based consolidation center and certain other redundant locations; realignment of our sales force and the creation of a product management organization that integrates purchasing, vendor services, and product marketing functions; as well as a realignment of administrative functions and processes throughout our U.S. organization. In addition, during the fourth quarter of 1999, further organizational and strategic changes were implemented in our assembly and custom-configuration operations, including the selection of an outsource partner to produce unbranded systems and the reallocation of resources to support our custom-configuration services capabilities.

      In connection with these reorganization efforts, we recorded a charge of $20.3 million in 1999. The reorganization charge included $12.3 million in employee termination benefits for approximately 597 employees, $6.4 million for the write-off of software used in the production of unbranded systems,

$1.3 million for closing and consolidation of redundant facilities relating primarily to excess lease costs net of estimated sublease income, and $0.3 million for other costs associated with the reorganization. These initiatives were substantially complete as of January 1, 2000.

      Income from operations, excluding reorganization costs, decreased as a percentage of net sales to 0.8% in 1999 from 2.2% in 1998. The decrease in our income from operations, excluding reorganization costs, as a percentage of net sales is primarily due to the significant decrease in gross profit as a percentage of net sales as described above. Our U.S. income from operations, excluding reorganization costs, decreased as a percentage of net sales to 0.9% in 1999 from 2.8% in 1998. Our European income from operations, excluding reorganization costs, decreased as a percentage of net sales to 0.3% in 1999 from 1.1% in 1998. For our Other International operations, income from operations, excluding reorganization costs, decreased as a percentage of net sales to 1.0% in 1999 from 1.4% in 1998.

      Other (income) expense consisted primarily of interest, foreign currency exchange losses, gains on sales of securities and miscellaneous non-operating (income) expenses. During 1999, we recorded net other income of $90.5 million, or 0.3% as a percentage of net sales, as compared to net other expense of $79.7 million, or 0.4% as a percentage of net sales in 1998. The increase in our other income over 1998 is primarily attributable to the gain realized on our sale of Softbank common stock, partially offset by an increase in interest expense. In December 1999, we sold 35% of our original holdings in Softbank common stock for a pre-tax gain of approximately $201.3 million, net of related costs. Our interest expense increased primarily due to increased borrowings to finance our January 1999 ERL acquisition; our fourth quarter 1998 investment in Softbank; our July 1998 acquisition of Macrotron; changing vendor terms and conditions associated with floor plan financing arrangements; and the growth of our ongoing operations. This increase was partially offset by a decrease in average interest rates in fiscal 1999 compared to fiscal 1998.

      Our provision for income taxes decreased 31.4% to $110.9 million in 1999 from $161.7 million in 1998, primarily reflecting the 28.6% decrease in our income before income taxes and extraordinary item. Our effective tax rate was 38.2% in 1999 compared to 39.7% in 1998. The decrease in our effective tax rate was primarily due to tax planning in certain countries.

      In March 1999, we repurchased convertible debentures with a carrying value of $56.5 million as of the repurchase date for approximately $50.3 million in cash. Our convertible debenture repurchases resulted in an extraordinary gain of $3.8 million (net of $2.4 million in income taxes).

Quarterly Data; Seasonality

      Our quarterly operating results have fluctuated significantly in the past and will likely continue to do so in the future as a result of:

•	seasonal variations in the demand for our products and services, such as occurs during the fourth quarter due to holiday shopping;

•	competitive conditions in our industry, which may impact the prices charged by our suppliers and the prices we charge resellers;

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of vendor-sponsored programs such as price protection and return rights;

•	changes in the level of our operating expenses;

•	the impact of acquisitions we may make;

•	the introduction by us or our competitors of new products and services offering improved features and functionality;

•	the loss or consolidation of one or more of our significant suppliers or customers;

•	product supply constraints;

•	interest rate fluctuations, which may increase our borrowing costs, and may influence the willingness of customers and end-users to purchase products and services;

•	currency fluctuations in countries in which we operate; and

•	general economic conditions.

      Our narrow operating margins may magnify the impact of these factors on our operating results. Specific historical seasonal variations in our operating results have included a reduction of demand in Europe during the summer months, increased Canadian government purchasing in the first quarter (except in the first quarter of 2000), and worldwide pre-holiday stocking in the retail channel during the September-to-November period.

      The following table sets forth certain unaudited quarterly historical financial data for each of the ten quarters in the period ended June 30, 2001. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in our opinion, includes all material adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this offering memorandum. The operating results for any quarter shown are not necessarily indicative of results for any future period.

	Fiscal Year

	1999(1)				2000				2001

	First	Second	Third	Fourth	First	Second	Third	Fourth	First	Second
	Quarter	Quarter	Quarter	Quarter(2)	Quarter(3)	Quarter	Quarter	Quarter	Quarter	Quarter(4)

	(in millions, except per share data)

Net sales	$6,725.3	$6,804.8	$6,710.1	$7,828.5	$7,796.3	$7,295.0	$7,558.7	$8,065.1	$7,193.5	$6,017.3

Gross profit	359.3	367.8	321.9	287.2	366.2	361.5	387.9	440.7	384.2	315.6

Income (loss) from operations	85.5	107.6	52.8	(45.9)	70.5	76.4	87.2	119.3	70.5	4.8

Income (loss) before income taxes and extraordinary item	61.1	79.6	24.8	125.0	152.0	53.5	62.9	94.1	43.0	(14.7)

Income (loss) before extraordinary item	38.5	50.3	15.8	75.0	94.0	33.1	38.8	57.9	26.4	(9.4)

Net (loss) income	42.3	50.3	15.8	75.0	96.1	33.3	38.9	57.9	26.4	(12.0)

Diluted earnings (loss) per share before extraordinary item	0.26	0.34	0.11	0.51	0.64	0.22	0.26	0.39	0.18	(0.06)

Diluted earnings (loss) per share on net income	0.29	0.34	0.11	0.51	0.65	0.22	0.26	0.39	0.18	(0.08)

(1)	Reflects charges related to a reorganization plan initiated to streamline operations and reorganize resources. Quarterly charges were recorded as follows: first quarter, $6.2 million; second quarter, $2.1 million; third quarter, $2.7 million; fourth quarter, $9.3 million.

(2)	For the fourth quarter of 1999, we recorded larger-than-historical provisions of $48.4 million for excess and obsolete inventory, $53.6 million for losses on vendor-sponsored programs, and $40.6 million for doubtful accounts, primarily resulting from rapid industry changes and changes in vendor terms and conditions. In addition, income before income taxes and extraordinary item included a pre-tax gain of approximately $201.3 million, net of related costs, realized from the sale of Softbank common stock.

(3)	For the quarter ended April 1, 2000, income before income taxes and extraordinary item included a pre-tax gain of approximately $111.5 million, net of related costs, realized from the sale of Softbank common stock.

(4)	Reflects charges of approximately $19.1 million related to a reorganization plan initiated in the second quarter of 2001.

      As indicated in the table above, our net sales in the fourth quarter of each fiscal year have generally been higher than those in the other three quarters in the same fiscal year. The trend of higher fourth quarter net sales is attributable to calendar year-end business purchases and holiday period purchases made by customers.

Liquidity and Capital Resources

Cash Flows

      We have financed our growth and cash needs largely through income from operations, borrowings, sales of accounts receivable through established accounts receivable facilities, trade and supplier credit, our initial public stock offering in November 1996, the sale of convertible debentures in June 1998, and the sale of Softbank common stock in December 1999 and January 2000.

      One of our continuing objectives is to improve the utilization of working capital and put assets to work through increasing inventory turns and steady management of vendor payables and customer receivables. In this regard, we reduced our overall debt level from the beginning of 1999 through the second quarter of 2001, thereby lowering our debt-to-capitalization ratio, including off-balance sheet debt, to 28.2% as of June 30, 2001 compared to 43.7% and 41.0% at December 30, 2000 and July 1, 2000, respectively. Although we have realized significant improvements in working capital management and debt reduction and we continue to strive for further improvements, no assurance can be made that we will be able to maintain our current debt levels. The following is a detailed discussion of our cash flows for 1998, 1999, 2000 and the first six months of 2000 and 2001:

      Net cash provided by operating activities was $836.4 million in 2000 and $573.0 million in 1999 compared to cash used of $278.5 million in 1998. The significant increase in cash provided by operating activities in 2000 compared to 1999 was primarily attributable to higher operating income and an increase in the amount of accounts receivable sold under our accounts receivable facilities offset by a decrease in trade creditor financing of product inventory. The significant increase in cash provided by operating activities in 1999 compared to cash used in 1998 was primarily attributable to the increase in trade creditor financing of product inventory (through an increase in accounts payable) and a reduction in the growth rate of accounts receivable over 1998.

      Net cash provided by operating activities was $7.0 million in the first six months of 2001 compared to $281.3 million in the first six months of 2000. The decrease in cash provided by our operating activities was primarily attributable to the decrease in net income and a greater reduction in the amounts sold under our accounts receivable programs, partially offset by a greater decrease in other working capital items primarily resulting from our continued focus on managing working capital and the overall lower volume of business.

      Net cash used by investing activities was $19.5 million, $138.4 million, and $218.6 million in 2000, 1999, and 1998, respectively. These uses of cash were due in part to capital expenditures for expansion of warehouses and other facilities and the development of information systems, as well as for acquisitions and strategic alliances. In 2000, we used approximately $146.1 million in cash for capital expenditures, which was partially offset by the proceeds from the sale of Softbank common stock totaling approximately $119.2 million. In 1999, we used approximately $241.9 million in cash for acquisitions, net of cash acquired, and $135.3 million for capital expenditures, which was partially offset by the proceeds from the sale of Softbank common stock totaling approximately $230.1 million. In 1998, we used approximately $96.6 million in cash for acquisitions, net of cash acquired, approximately $143.2 million for capital expenditures, and approximately $50.3 million for the purchase of Softbank common stock. Mitigating the uses of cash in 1998 was approximately $75.3 million in cash proceeds from a sale-leaseback agreement we entered into for the sale of our Santa Ana, California facility and a portion of our Buffalo, New York facility to a third party.

      Net cash used by investing activities was $44.6 million in the first six months of 2001 compared to net cash provided by investing activities of $58.2 million in the first six months of 2000. The net cash used by investing activities in the first six months of 2001 was primarily due to capital expenditures made during the period. The net cash provided by investing activities during the first six months of 2000 primarily resulted from the sale of available-for-sale securities, which provided cash proceeds of approximately $119.2 million, partially offset by capital expenditures during the period.

      Net cash used by financing activities was $802.6 million in 2000 and $413.8 million in 1999 compared to net cash provided of $497.1 million in 1998. Net cash used by financing activities in 2000 was primarily due to repurchase of the convertible debentures, the net repayment of borrowings under the revolving senior credit facilities, and the repayment of other debt through the use of cash provided by operating activities and our continued focus on working capital management, as well as the proceeds received from the sale of Softbank common stock in 2000. Net cash used by financing activities in 1999 was primarily due to the repurchase of convertible debentures and the net repayment of borrowings under the revolving senior credit facilities through the use of the proceeds received from the sale of Softbank common stock, as well as the continued focus on working capital management. Net cash provided by financing activities in 1998 was primarily due to the proceeds from the convertible debentures and stock option exercises, which were partially offset by the net repayment of other debt.

      Net cash provided by financing activities was $1.2 million in the first six months of 2001 compared to net cash used by financing activities of $310.6 million in the first six months of 2000. Net cash provided by financing activities in the first six months of 2001 primarily resulted from net borrowings under our revolving credit and other debt facilities offset by the repurchase of convertible debentures for $225.0 million in the second quarter of 2001. Net cash used by financing activities in the first six months of 2000 was primarily due to the repurchase of convertible debentures of $62.7 million and net repayments under the revolving credit facilities of $280.1 million, primarily using the proceeds received from the sale of Softbank common stock, as well as from the continued focus on working capital management.

Capital Resources

      We have three revolving senior credit facilities with bank syndicates providing an aggregate credit availability of $1.65 billion. Under these senior credit facilities, we are required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. The senior credit facilities also restrict the amount of dividends we can pay as well as the amount of common stock that we can repurchase annually. Borrowings are subject to the satisfaction of customary conditions, including the absence of any material adverse change in our business or financial condition. Two of these senior credit facilities, representing $1.15 billion in credit availability, mature in October 2001 while the remaining senior credit facility matures in October 2002. As of January 1, 2000, December 30, 2000 and June 30, 2001, we had $503.5 million, $75.5 million and $236.2 million, respectively, in outstanding borrowings under the senior credit facilities. We continue to evaluate our long-range financing requirements including other alternatives to the senior credit facilities maturing in October 2001; however, we do not presently intend to refinance the full amount of these senior credit facilities. We used the net proceeds of the offering of the restricted notes of approximately $194.2 million to reduce outstanding borrowings under our senior credit facilities.

      We and our foreign subsidiaries have additional lines of credit, commercial paper, short-term overdraft facilities and other senior credit facilities with various financial institutions worldwide, which provide for borrowings aggregating approximately $690 million as of June 30, 2001. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. As of December 30, 2000 and June 30, 2001, we had $250.1 million and $299.4 million, respectively, outstanding under these facilities.

      We have an arrangement pursuant to which most of our U.S. trade accounts receivable are transferred without recourse to a trust, which in turn has sold certificates representing undivided interests in the total pool of trade receivables. The trust has issued fixed-rate, medium-term certificates and has the ability to support a commercial paper program. In March 2000, we established a new 5-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700 million in commercial paper. Sales of receivables under these programs result in a reduction of total accounts receivable on our consolidated balance sheet. As of January 1, 2000, December 30, 2000 and June 30, 2001, the amount of medium-term certificates outstanding totaled $75 million, $50 million and $25 million, respectively, and the amount of commercial paper outstanding under the new program totaled $0, $650 million and $56 million, respectively.

      We also have certain other facilities relating to accounts receivable in Europe and Canada which provide up to approximately $247 million of additional financing capacity. Under these programs, we have sold approximately $188 million, $210 million and $118 million of trade accounts receivable in the aggregate as of January 1, 2000, December 30, 2000 and June 30, 2001, respectively, resulting in a further reduction of trade accounts receivable on our consolidated balance sheet.

      The aggregate amount of trade accounts receivable sold as of January 1, 2000, December 30, 2000 and June 30, 2001, totaled approximately $263 million, $910 million and $199 million, respectively. Proceeds from these accounts receivable facilities are generally used to reduce existing indebtedness. We believe that available funding under our accounts receivable financing programs provides us increased flexibility to make incremental investments in strategic growth initiatives and to manage working capital requirements, and that there are sufficient trade accounts receivable to support the U.S., European and Canadian accounts receivable financing programs.

      On June 9, 1998, we sold $1.33 billion aggregate principal amount at maturity of our zero coupon convertible senior debentures due 2018 in a private placement. The debentures are convertible into shares of our Class A common stock at a rate of 5.495 shares per $1,000 principal amount at maturity, subject to adjustment under certain circumstances, and were sold with a yield to maturity of 5.375%.

      In 2000 and 1999, we repurchased outstanding convertible debentures with a total carrying value of $235.2 million and $56.5 million, respectively, as of their repurchase dates for approximately $231.3 million and $50.3 million in cash, respectively. The convertible debenture repurchases resulted in extraordinary gains of $2.4 million and $3.8 million in 2000 and 1999, respectively, net of $1.5 million and $2.4 million in income taxes, respectively. In June 2001, at the option of the holders, we repurchased more than 99% of our outstanding Zero Coupon Convertible Senior Debentures with a total carrying value of $220.7 million for $225.0 million in cash, resulting in an extraordinary loss of $2.6 million, net of tax benefits of $1.6 million. In the first six months of 2000, we repurchased debentures with a carrying value of $66.4 million for $62.7 million in cash, resulting in an extraordinary gain of $2.3 million, net of taxes of $1.4 million. At June 30, 2001, our remaining debentures had an outstanding balance of $0.4 million and were convertible into approximately 5,000 shares of our Class A Common Stock.

      Proceeds from stock option exercises provide us an additional source of cash. In 2000, 1999, and 1998, respectively, cash proceeds from the exercise of stock options, including applicable tax benefits, totaled $13.1 million, $20.8 million, and $93.9 million, respectively. For the first six months of 2001 and 2000, cash proceeds from the exercise of stock options, including the applicable tax benefits, totaled $10.5 million and $7.5 million, respectively.

      On August 16, 2001, we sold $200 million aggregate principal amount of the restricted notes. We used the $194.2 million in net proceeds to reduce outstanding borrowings under our senior credit facilities.

      We believe that existing cash resources and cash provided by operating activities, supplemented as necessary with funds available under credit arrangements, will provide sufficient resources to meet our present and future working capital and cash requirements for at least the next 12 months.

Capital Expenditures

      We presently expect to spend approximately $110 million in fiscal 2001 for capital expenditures.

New Accounting Standards

      We adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB No. 133” on December 31, 2000. As amended, FAS 133 requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. The estimated fair value of derivative financial instruments represents the amount required to enter into similar offsetting contracts with similar remaining maturities based on quoted market prices. For derivatives designated as hedges, changes in the fair value of these derivatives are recorded each period in current earnings or other comprehensive income, depending on the type of hedge transaction. Changes in the fair value of derivatives that are not designated as hedges are recorded in current earnings. During the six months ended June 30, 2001, we had no derivatives that were accounted for as hedges. The adoption of FAS 133 did not have a material impact on our reported consolidated financial condition or results of operations.

      In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125” (“FAS 140”). FAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The accounting standards of FAS 140 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of FAS 140 did not have a material impact on our reported financial condition or results of operations.

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (“FAS 141”), and No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). FAS 141 eliminates the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001 and further clarifies the criteria to recognize intangible assets separately from goodwill for business combinations completed after June 30, 2001. FAS 142 primarily addresses financial accounting and reporting for goodwill and other intangible assets. The provisions of FAS 142 are required to be applied to all goodwill and other intangible assets recognized in our financial statements at the beginning of fiscal 2002. We are currently assessing the impact that the adoption of these statements will have on our reported financial condition and results of operations.

Market Risk

      We are exposed to the impact of foreign currency fluctuations and interest rate changes due to our international sales and global funding. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in the value of foreign currencies and interest rates using a variety of financial instruments. It is our policy to utilize financial instruments to reduce risks where internal netting cannot be effectively employed. It is our policy not to enter into foreign currency or interest rate transactions for speculative purposes.

      In addition to product sales and costs, we have foreign currency risk related to debt that is denominated in currencies other than the dollar and cross-currency swaps hedging intercompany debt. Our foreign currency risk management objective is to protect our earnings and cash flows resulting from sales, purchases and other transactions from the adverse impact of exchange rate movements. Foreign exchange risk is managed by using forward and option contracts to hedge receivables and payables. By policy, we maintain hedge coverage between minimum and maximum percentages. Cross-currency swaps are used to hedge foreign currency denominated payments related to intercompany and third-party loans. During 2000, hedged transactions were denominated primarily in euros, Canadian dollars, Australian dollars, Danish kroner, Swedish krona, Swiss francs, Norwegian kroner, Indian rupees and Mexican pesos.

      We are exposed to changes in interest rates primarily as a result of our long-term debt used to maintain liquidity and finance inventory, capital expenditures and business expansion. Interest rate risk is also present in the cross-currency swaps hedging intercompany and third-party loans. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives we use a combination of fixed- and variable-rate debt. As of June 30, 2001, December 30, 2000 and January 1, 2000, less than 1%, approximately 40% and approximately 34%, respectively, of our outstanding debt had fixed interest rates.

Market Risk Management

      Foreign exchange and interest rate risk and related derivatives use is monitored using a variety of techniques including a review of market value, sensitivity analysis and Value-at-Risk (“VaR”). The VaR model determines the maximum potential loss in the fair value of foreign exchange rate-sensitive financial instruments assuming a one-day holding period. The VaR model estimates were made assuming normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the VaR computation. Our computations are based on interrelationships between currencies and interest rates (a “variance/co-variance” technique). These interrelationships were determined by observing foreign currency market changes and interest rate changes over the preceding 90 days. The value of foreign currency options does not change on a one-to-one basis with changes in the underlying currency rate. The potential loss in option value was adjusted for the estimated sensitivity (the “delta” and “gamma”) to changes in the underlying currency rate. The model includes all of our forwards, options, cross-currency swaps and nonfunctional currency denominated debt (i.e., our market-sensitive derivative and other financial instruments as defined by the SEC). The accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

      The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value that we will incur, nor does it consider the potential effect of favorable changes in market rates. It also does not represent the maximum possible loss that may occur. Actual future gains and losses will likely differ from those estimated because of changes or differences in market rates and interrelationships, hedging instruments and hedge percentages, timing and other factors.

      The following table sets forth the estimated maximum potential one-day loss in fair value, calculated using the VaR model (in millions). The increase in VaR from interest rate sensitive financial instruments reflects an increase in the notional value of such instruments from January 1, 2000 to December 30, 2000. We believe that the hypothetical loss in fair value of our derivatives would be offset by gains in the value of the underlying transactions being hedged.

	Interest Rate Sensitive	Currency Sensitive
	Financial Instruments	Financial Instruments	Combined Portfolio

VaR as of December 30, 2000	$11.7	$0.1	$10.2

VaR as of January 1, 2000	4.5	0.6	4.4

Euro Conversion

      On January 1, 1999, a single currency called the euro was introduced in Europe. Twelve of the 15 member countries of the European Union have adopted the euro as their common legal currency. Fixed conversion rates between these participating countries’ existing currencies (the “legacy currencies”) and the euro have been established. The legacy currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002 (but not later than July 1, 2002). During this transition period, parties may settle transactions using either the euro or a participating country’s legacy currency. Beginning in January 2002, new euro-denominated bills and coins will be issued and legacy currencies will be withdrawn from circulation. We have implemented plans to address the issues raised by the euro currency conversion. These plans include, among others, the need to adapt computer information systems and business processes and equipment to accommodate euro-denominated transactions; the need to analyze the legal and contractual implications on contracts; and the ability of our customers and vendors to accommodate euro-denominated transactions on a timely basis. Since the implementation of the euro on January 1, 1999, we have experienced improved efficiencies in our cash management program in Europe as all intracompany transactions within participating countries are conducted in euros. In addition, we have reduced hedging activities in Europe for transactions conducted between euro participating countries. Since our information systems and processes generally accommodate multiple currencies, we anticipate that modifications to our information systems, equipment and processes will be made on a timely basis and do not expect any failures which would have a material adverse effect on our financial position or results of operations or that the costs of such modifications will have a material effect on our financial position or results of operations.

BUSINESS

Overview

      We are the leading distributor of IT products and services worldwide. We were ranked No. 49 on the April 2001 Fortune 500 list, ahead of all other IT distributors. We market computer hardware, networking equipment, and software products to more than 175,000 reseller customers in more than 100 countries. We also provide supply-chain optimization services to our suppliers and our reseller customers. As a distributor, we market our products and services to resellers and suppliers as opposed to marketing directly to end-user customers.

      We offer one-stop shopping to our customers by distributing and marketing more than 280,000 products (as measured by distinct part numbers assigned by suppliers) from over 1,700 suppliers, including most of the computer industry’s leading hardware suppliers, networking equipment suppliers, and software publishers. Our broad product offerings include: desktop and notebook personal computers, or PCs, servers, and workstations; personal digital assistants; wireless devices; mass storage devices; CD-ROM drives; monitors; printers; scanners; modems; networking hubs, routers, and switches; network interface cards; business application software; entertainment software; and computer supplies.

      In addition to product sales, we provide supply-chain management services such as end-to-end order fulfillment, contract manufacturing, contract warehousing, reverse logistics, transportation management, customer care, tailored financing programs, and marketing programs. We market these services to suppliers; resellers, including Internet-based resellers; and retailers.

      We are focused on providing a broad range of products and services, quick and efficient order fulfillment, and consistent on-time and accurate delivery to our customers around the world. We believe that IMpulse, our on-line information system, provides a competitive advantage through real-time worldwide information access and processing capabilities. IMpulse is a single, standardized, real-time information system and operating environment, used across substantially all of our worldwide operations. These on-line information systems, coupled with our exacting operating procedures in telesales, credit support, customer service, purchasing, technical support, and warehouse operations, enable us to provide our customers with superior service in an efficient and low cost manner.

      Our earliest predecessor began business in 1979 as a California corporation named Micro D, Inc. This company and its parent, Ingram Micro Holdings Inc., or Holdings, grew through a series of acquisitions, mergers, and internal growth to encompass our current operations. We were incorporated in Delaware on April 29, 1996, in order to effect our reincorporation in Delaware. Holdings and the successor to Micro D, Inc. were merged into Ingram Micro Inc. in October 1996.

      We completed an initial public offering and were split-off, in a tax-free reorganization, from our former parent in November 1996.

The Industry

      The worldwide IT products and services distribution industry generally consists of:

•	suppliers and manufacturers, which we collectively call suppliers or vendors, and which sell directly to distributors, resellers and end-users;

•	distributors, which sell to resellers;

•	resellers, which sell directly to end-users and, in certain cases, to other resellers.

      A variety of reseller categories exists, including corporate resellers, value-added resellers, or VARs, systems integrators, original equipment manufacturers, direct marketers, independent dealers, owner-operated chains, franchise chains, computer retailers and Internet-based resellers. Many of these resellers are heavily dependent on distribution partners with the necessary systems and infrastructure in place to provide fulfillment and other services. Different types of resellers are defined and distinguished by the end-

user market they serve, such as large corporate accounts, the SMB market, or home users, and by the level of value they add to the basic products they sell. Distributors generally sell only to resellers and purchase a wide range of products in bulk directly from vendors. Characteristics of the local reseller environment, as well as other factors specific to a particular country or region, have shaped the evolution of distribution models in different countries.

      Distribution has become an important component of total IT spending as suppliers are seeking to outsource an increasing portion of certain functions such as distribution, service and technical support to distributors. Suppliers are pursuing this strategy to minimize costs and focus on their core competencies in manufacturing, product development and marketing. According to IDC, total worldwide IT spending on hardware, software and services was approximately $1 trillion during fiscal year 2000. Based on data developed in conjunction with IDC, we estimate that in fiscal year 2000 distribution represented approximately 25% of total IT spending.

      A significant number of resellers are depending on distributors for more of their product, marketing, and technical support needs. This is due to growing product complexity, an increasing number of IT products, shorter product life cycles and the desire for resellers to integrate systems consisting of components from multiple vendors. Resellers are also relying, to an increasing extent, on distributors for inventory management services, including direct shipment to end-users and, for Internet resellers, allowing their end-users to access the distributor’s inventory directly. These services allow resellers to reduce their inventory and staffing levels and warehouse requirements, thereby lowering their financial needs and reducing their costs.

      The technology distribution industry is undergoing significant consolidation as a result of several factors. More restrictive terms and conditions from vendors, reductions in the number of vendor-authorized distributors, a high level of price competition among distributors and evolving vendor business models (e.g., direct selling to a fragmented market via the Internet) have driven several of the weaker competitors from the market. During 1999 and early 2000, a number of significant players within the IT distribution industry substantially exited or merged with other players within the distribution market. After the recent consolidation, the U.S. market is served by two major distributors and a number of other smaller distributors. Markets outside the United States, which represent over half of the IT industry’s sales, are characterized by a more fragmented distribution channel. Increasingly, suppliers and resellers pursuing global growth are seeking distributors with global sales and support capabilities.

      A number of emerging industry trends provide new opportunities and challenges for distributors of IT products and services. For example, the continued growth of the Internet provides distributors with an additional means to serve both suppliers and reseller customers by becoming providers of IT fulfillment services for Internet-based resellers. Furthermore, the growing presence and importance of such electronic commerce capabilities also provides distributors with new business opportunities as new categories of products, customers, and suppliers emerge. Data storage products, for example, enjoyed increasing demand with the growing use of the Internet, data warehousing, and e-mail, and the resulting need for faster dependable data access and richer content.

      A second trend is the transformation of the traditional roles played by technology distributors. Certain reseller customers are signing outsourcing agreements with large distributors whereby the distributor will provide substantially all of the reseller customers’ product fulfillment needs. Such resellers include traditional corporate resellers, integrators, traditional retailers, and Internet-based resellers. Rather than basing their product purchasing decisions on the best price, these customers are focused on lowering their overall cost of doing business by establishing a valued partnership which will provide prompt, dependable and accurate delivery of products and services. We believe that only the largest distributors with backroom sophistication and leading logistics capabilities are able to take advantage of this trend.

      Finally, manufacturer-direct sales initiatives, developed in an effort to duplicate the success of the direct sales business model, are being increasingly adopted by large suppliers. For example, Compaq purchased Inacom’s distribution business (renamed Custom Edge) during 2000 in an effort to enhance its direct strategy. Although the manufacturer-direct model may remove distributors from their traditional role, we believe that this direct sales model presents new partnership opportunities, such as providing logistics and fulfillment services and third-party products to suppliers and reseller customers.

Company Strengths

      We believe that the following strengths position us to further enhance our leadership position in the IT distribution industry:

•	Leading Global Market Position. We are the largest IT distributor in the world, by net sales, and believe that we are the market share leader, by net sales, in the United States, Canada, Western Europe and a number of countries in Latin America. Our fiscal 2000 net sales were $30.7 billion, with net sales of $18.4 billion in the United States, $7.5 billion in Europe and $4.8 billion in other regions of the world. Our net sales in the United States in 2000 were over 50% larger than those of our nearest competitor. We believe that the current industry environment favors large distributors who have access to financing, are able to achieve economies of scale, breadth of geographic coverage and have the strongest vendor relationships. Our scale allows us to purchase products in large quantities and avail ourselves of special purchase opportunities from a broad range of suppliers, which enables us to take advantage of various discounts from our suppliers and provide competitive pricing for our reseller customers.

•	Worldwide Market Presence. Our global market presence provides suppliers with access to a broad base of geographically dispersed resellers. We service these resellers with our extensive network of distribution centers and support offices, which are integrated by our global information transaction system. As of December 30, 2000, we had 48 distribution centers worldwide, sold our products and services to resellers in 100 countries and had an in-country presence in 36 countries. We offer our suppliers access to a global customer base exceeding 175,000 VARs and resellers of all sizes and types. Our broad geographic coverage places us closer to the end-user enabling us to provide faster delivery times, better customer service, local presence and market intelligence. In addition, as we increase our global reach, we have the opportunity to lower our per unit cost by achieving greater economies of scale, and can better diversify our business across different markets, which reduces our exposure to individual market downturns.

•	Broad Portfolio of Products. We distribute and market more than 280,000 products from over 1,700 vendors, enabling us to offer a wide variety of products, satisfy customer requirements for product availability and meet end-user demand for multi-vendor and multi-product IT configurations. A significant portion of reseller orders are comprised of products from multiple vendors, often requiring configuration to end-user specifications. Our reseller customers are able to derive purchasing efficiencies and reduce their investment in inventory, while simultaneously enhancing end-user service levels, by establishing a supply relationship with us that fulfills all of their product needs through a single point of contact, rather than making many purchases from multiple vendors directly. Moreover, vendors that sell their products directly to end-users often use Ingram Micro as a secondary source to fulfill orders from customers that require multi-vendor product configurations.

•	Speed of Execution and Consistency of Service. We are focused on providing quick and efficient order fulfillment, and consistent on-time and accurate delivery to our customers around the world. We maximize order fill rates by maintaining optimum quantities of product in our distribution centers worldwide. Our advanced control systems and processes enable us to provide same-day shipping for any order in the United States received by 5:00 p.m., with highly accurate shipping performance. We consistently measure and monitor our performance based on metrics such as our price and consistency of service, responsiveness and product knowledge, accuracy and on-time delivery, timeliness and warehouse proximity, fulfillment and product availability, and credit availability.

We ranked No. 1 in performance in more product categories than any other distributor in 2000 according to Computer Reseller News’ 16th annual Preferred Distributor Study and were rated “Preferred Distributor” for the seventh consecutive year. In addition, our commitment to superior service has been widely recognized throughout the industry. In February 2001, our U.S. logistics services division, IM-Logistics, was honored by Modern Materials Handling Magazine with its 11th annual Productivity Award for excellence in distribution backroom services. All of our U.S. business units have received ISO 9002 certification for customer service, returns, consolidation, operations, configuration, distribution center, sales and purchasing. Outside the U.S., we are also ISO 9002 certified in various business units in the following countries: Canada, Mexico, United Kingdom, Belgium, Denmark, France, Italy, Norway, Spain, Sweden, and India.

•	Intelligent Business Systems. Our information systems allow us to act as the source for business information, as well as product and service solutions, for suppliers, resellers, and end-users. We believe that our industry-leading on-line information system, IMpulse, provides a competitive advantage through real-time worldwide information access and processing capabilities. Access to IMpulse gives resellers, and in some cases their customers, real time access to our product inventory. By providing improved visibility to all participants in the supply chain, we allow inventory levels throughout the channel to more closely reflect end-user demand. We believe that we are the only full-line distributor of IT products and services in the world with a single centralized global transaction system.

IMpulse is a scalable, full-featured information system that enables us to deliver worldwide real-time information to both suppliers and reseller customers. It is used across substantially all of our worldwide operations and is customized to suit local market requirements. We believe that we are the only full-line distributor of IT products and services in the world with such a centralized global system to support future growth and new business ventures. Our on-line information systems, coupled with our exacting operating procedures in telesales, credit support, customer service, purchasing, technical support, and warehouse operations, enables us to provide our customers with superior service in an efficient and low cost manner.

Our information systems provide the infrastructure that allows the implementation of a demand chain, customer-centric channel model. It provides the information necessary for us to act as the agent of commerce among suppliers, resellers, and end-users. Our web site, www.ingrammicro.com, serves as a business center for resellers, providing them access to a myriad of information, including vendor solutions and technical information. Special features currently available in the U.S. and Canada include real-time pricing and availability, on-line ordering, order status, and an extensive product catalog. As of December 30, 2000, we had fully functional websites deployed to 29 countries. Our on-line capability is evidenced by the November 2000 Inter@ctive Week magazine ranking of on-line businesses, which placed us No. 8 overall.

Our seamless, easy-to-use, electronic commerce offering provides resellers the ability to more easily do business with us and with end-users, at a lower cost. Our electronic commerce capabilities include: robust Electronic Data Interchange (EDI) capabilities and InsideLine™, a direct communication link that furnishes resellers with real-time access to our mainframe inventory systems. InsideLine is the commerce and information engine behind successful electronic commerce sites offered by many of our customers, and is offered on a global basis.

•	Strong Working Capital Management. We have consistently decreased the working capital required to fund the growth of our business. In particular, we focus on managing days sales outstanding and days inventory outstanding. Between the end of 1998 and the end of 2000, we reduced our days sales outstanding to 37 days from 39 days and our days inventory outstanding to 35 days from 48 days. During the same period, we increased our annual net sales by approximately $8.7 billion.

In addition, we reduced our total debt, including off-balance sheet financing, by approximately $1.1 billion between the end of year 1998 and June 30, 2001. Moreover, in an environment of declining demand for IT products, as is currently the case, we are able to reduce our capital needs through reduced investment in working capital. As a result, we believe we are well positioned to meet our liquidity needs.

Business Strategy

      We are pursuing a number of strategies to further enhance our leadership position within the IT distribution industry including the following:

•	Expand Worldwide Market Coverage. We are committed to expanding our already extensive worldwide market coverage through internal growth in markets in which we currently participate. In addition, we intend to enter new markets where we are able to provide additional value by capitalizing on our information systems, infrastructure, and global management skills. We have principally grown our operations outside the United States through acquisitions, including our acquisition of Electronic Resources Ltd. (now called Ingram Micro Asia Ltd.), which was completed in early 1999, as well as our 1998 acquisition of Macrotron AG, a German distributor. In addition, we have, in recent years, established operations, through internal growth, in Argentina, Poland and Portugal.

We currently have subsidiaries or offices in 29 countries and sales representatives in another seven countries, including Australia, China, India, Indonesia, Malaysia, New Zealand, Singapore, Thailand, Canada, Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Italy, The Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, the United Kingdom, Argentina, Brazil, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, and Venezuela. We believe that we are the market share leader in the United States, Canada, Mexico, Brazil, Chile, Germany, and a number of other countries in Europe and Asia, as well as in Western Europe as a whole.

•	Establish Leading Market Share in Emerging Product Areas. We aggressively target emerging IT product segments in their developmental stages and establish product expertise allowing us to keep our broad product line current with emerging trends. We believe this enables us to effectively introduce new technology to our reseller customers while simultaneously allowing us to establish a preferred position in servicing emerging vendors. We continue to pursue initiatives to expand our global product and service offerings such as high-end storage, computer telephony integration, or CTI, and networking products. We continue the expansion of our CTI offering through our Converging Technologies Group with solutions and products made possible by the convergence of voice and data applications. Examples of such products include PC-based phone systems, unified messaging applications, and a variety of Internet telephony and voice-over-Internet protocol products. Expansion areas for networking include Internet appliances, wide-area networking, and wireless networking solutions.

•	Increase Focus on Small- and Medium-Sized Business Market. We have historically provided greater focus and resources in supporting our larger customer accounts. We intend to maintain our dedication to this segment of the market but at the same time increase our focus on SMB resellers. We believe our increased focus on the SMB customer base will create additional growth and profit opportunities for us because we believe that:

•	our value proposition to resellers and vendors is compelling in this market;

•	the SMB customer segment is the largest segment of the IT market, in terms of revenue;

•	gross margins for distributors are generally higher in this market segment; and

•	a distribution model is better able to address the needs of the SMB customer than a vendor-direct sales model.

•	Reduce Operating Costs Through Continuous Improvements in Systems and Processes. We constantly strive to reduce costs in our business through initiatives designed to streamline our business processes. Intense competition and narrow margins characterize the IT products and services distribution industry. As a result, achieving economies of scale and controlling operating expenses are critical to achieving and maintaining profitable growth. Over the past five years, we have been successful in reducing SG&A expenses as a percentage of net sales, to 3.9% in 2000 from 4.7% in 1996. As a result of the recent general decline in demand for IT products and services, our SG&A expenses as a percentage of net sales increased in the first half of 2001. As a result, we believe SG&A expense reduction will become increasingly important.

Work is in progress on a number of programs designed to further increase our operating efficiency. Many U.S.-developed programs are slated for implementation in our international operations, while other programs are region-specific. Productivity improvement initiatives include:

•	system enhancements to automatically route orders to the most cost-efficient warehouse based on customer needs and warehouse capacity;

•	increased utilization of most of our existing warehouse locations resulting from the expansion of operating hours from 20 to 24 hours per day;

•	automated proof-of-delivery notifications to improve collection on past due invoices;

•	enhancements that allow a close integration of major systems — such as logistics and material handling platforms — resulting in increased efficiencies, product traceability, and service offerings; and

•	the expansion of our electronic commerce tools, including deployment of Internet ordering capabilities in 29 countries to date, to increase the number of orders placed without the assistance of a telesales representative.

We recently announced a U.S. restructuring program designed to reduce operating expenses by $30 million to $40 million per year through consolidation of facilities, streamlining of product management, reorganization of our IT resources, and restructuring of our sales force. We will, on an ongoing basis, examine our business processes and systems to determine how we can continue to improve service levels, while simultaneously lowering costs. See “Summary — Recent Developments.”

•	Deliver World Class Outsourcing and Value Added Programs to Suppliers and Resellers. As resellers and vendors continue to seek ways to reduce costs, improve efficiencies, and outsource non-core business activities, we remain committed to providing low-cost distribution capabilities as well as various value-added business services. Our outsourcing services and value-added programs are intended to link reseller customers and suppliers to us as a one-stop provider of IT products and related services, while meeting demand by suppliers and resellers to outsource their non-core business activities and thereby lower their operating costs. For example, we provide turn-key logistics solutions for major hardware and software vendors, as well as complete inventory and fulfillment solutions for major e-commerce platforms in the IT industry. Likewise, we provide cost-effective services such as sale/ account management, credit, technical support, education, marketing, logistics management and other business solutions. We offer these services for a fee independent from our IT distribution business. This model leverages our existing capital investment in infrastructure, enables us to participate in vendor-direct programs and is scalable horizontally into new non-IT markets. We believe that our global scale provides us with a competitive advantage in offering distribution and logistics capabilities, and allows resellers to focus more exclusively on core competencies.

•	Continue to Provide Outstanding Execution for Reseller Customers. We continually refine and integrate our systems and business processes to provide outstanding execution and service to resellers. Our electronic commerce tools enable resellers to do business with their end-user customers quickly, easily, and at a lower cost. To ensure efficient product delivery, we continue to upgrade our distribution network. We also plan to invest in new distribution centers where justified, while simultaneously consolidating existing facilities where volume can be redirected more efficiently to other facilities. For example, in 2000 we completed the construction of new distribution centers in Tilburg, The Netherlands (290,000 square feet), Daventry, United Kingdom (270,000 square feet), and Copenhagen, Denmark (130,000 square feet). In 2001, we plan to complete the construction of new distribution centers in Mira Loma, California (800,000 square feet), Milan, Italy (190,000 square feet), Barcelona, Spain (160,000 square feet), and Mexico City, Mexico (130,000 square feet). In addition, we will expand distribution centers in Lomme, France (100,000 square feet) and replace our current distribution center in Vancouver, British Columbia (160,000 square feet).

In 2001, we will continue the implementation of the next generation of operations and logistics systems, built around a client-server warehouse management system, allowing our North American distribution centers to increase operating capacity from 20 hours a day to 24 hours a day. In the area of process improvement, we work continuously to advance our formal systems for evaluating and tracking key performance metrics such as responsiveness to customers, processing accuracy, and order fill rate. We use these metrics as well as customer satisfaction surveys to measure improvements on all key elements believed to be important to the customer. This information, when used in conjunction with our core values, allows our associates to provide a high level of customer satisfaction. Our commitment to superior service has been widely recognized throughout the industry. In February 2001, our U.S. logistics services division, IM-Logistics, was honored by Modern Materials Handling Magazine with its 11th annual Productivity Award for excellence in distribution backroom services.

Customers

      We continue to be well positioned in providing world class fulfillment and value-added services to corporate resellers, direct marketers, retailers, and Internet-based resellers. Our sales organization has resources dedicated to the recruitment, development, and sales support of these marketplaces. Our goal is to seamlessly manage the flow of goods and services from our vendor partners through the reseller to the end-user, providing specific solutions to a diverse customer base. We sell to more than 175,000 reseller customers in more than 100 countries worldwide. No single customer accounted for more than 4% of our net sales in 2000, 1999, or 1998.

      We conduct business with most of the leading resellers of IT products and services around the world including, in the United States, Best Buy, Buy.com, CompuCom, CDW Computer Centers, CompUSA, Comark, Dell Computer, GE Capital, Insight, Micro Warehouse, Office Max, PC Connection, SARCOM, Staples and Unisys. Our reseller customers outside the United States include Business Depot, Compugen, DSG Retail Limited, EDS Innovations, Future Shop, GE Capital, Main Bit, Media Market, Micro Warehouse, Nueva Wal Mart and Telenor. In most cases, we have resale contracts with our reseller customers that are generally terminable at will after a short notice period, and have no minimum purchase requirements. Our business is not substantially dependent on any such contracts.

      We also have specific agreements in place with certain manufacturers and resellers to provide supply chain management services such as order management, logistics management, configuration management and procurement management services. Customers include ABM, Buy.com, CompUSA, GE Capital, Intertec-Mobile Direct, Microsoft, SARCOM, and Unisys in North America and GE Capital, IMS Data AB and Telenor in Europe. These agreements generally have longer terms than our resale agreements, but, in most cases, can be terminated on relatively short notice by either party without cause. The service offerings we offer to our customers are discussed further below under “— Services.”

Sales and Marketing

      As of the end of fiscal 2000, we employed approximately 4,000 sales representatives worldwide. Of these, approximately 1,200 representatives are located in the United States, 1,500 in Europe, and 1,300 in other regions. These individuals assist resellers with product specifications, system configuration, new product/service introductions, pricing, and availability.

      The sales organization is structured to focus on resellers in the following market sectors:

•	Value-added resellers, or VARs;

•	Corporate resellers;

•	Direct and consumer marketers; and

•	Strategic accounts.

      Our product management and marketing groups also promote our sales growth and facilitate customer contact. For example, our marketing programs are tailored to meet specific supplier and reseller customer needs. These needs are met through a wide offering of services by our in-house marketing organization, including advertising, direct mail campaigns, market research, on-line marketing, retail programs, sales promotions, training, and assistance with trade shows and other events.

      In Europe, we have formed two specialized strategic business units that focus on specific market and customer segments: Ingram Micro Europe Components and Private Label division, and Ingram Micro Networking Services™ division. Both divisions have a pan-European scope and service reseller customers throughout Europe in all the countries where we have a presence. The Components and Private Label division offers a one-stop shopping opportunity to small- and medium-sized resellers, PC assemblers and original equipment manufacturers (“OEMs”). This division markets a wide range of components that resellers need to assemble PC systems. The networking services division is another strategic customer focused business unit and specializes in high-end networking and communication products, in addition to services such as product consulting, project management and design, sales support and training, installation, technical support and on-site customer support.

      Selling Arrangements. We offer various credit terms to qualifying customers as well as prepay, credit card, and cash on delivery terms. We also offer “end-user” financing based upon the end-user’s credit worthiness and collect outstanding accounts receivable on behalf of the reseller in certain markets. We closely monitor reseller customers’ credit worthiness through our IMpulse information system, which contains detailed information on each customer’s payment history as well as other relevant information. In addition, we participate in a U.S. credit association whose members exchange customer credit rating information. In most markets, we utilize various levels of credit insurance to allow sales expansion and control credit risks. We establish reserves for estimated credit losses in the normal course of business. If our receivables were to experience a substantial deterioration in their collectibility or if we cannot obtain credit insurance at reasonable rates, our financial condition and results of operations may be adversely impacted.

      We also sell to certain customers where the transactions are financed by a third-party floor plan financing company. These transactions generally involve higher sales on limited lines of product. The expenses charged by these financing companies will either be subsidized by our suppliers, paid by us or billed to our reseller. We receive payment from these financing institutions within three to thirty days from the date of sale, depending on the specific arrangement.

Products and Suppliers

      Based on a review of our major competitors’ publicly available data, we believe that we have the largest inventory of products in the industry. We distribute and market more than 280,000 products (as measured by distinct part numbers assigned by vendors and other suppliers) from the industry’s premier computer hardware vendors, networking equipment suppliers, and software publishers worldwide. Product assortments vary by market, and the vendors’ relative contribution to our sales also varies from country to country. On a worldwide basis, our sales mix is more heavily weighted toward hardware products than software products. Net sales of software products have decreased as a percentage of total net sales in recent years due to a number of factors, including bundling by suppliers of software with microcomputers, increased prevalence of software licensing as compared to sales of individual software titles and a decline in software prices. We believe that this is a trend that applies to the IT products distribution industry as a whole, and we expect it to continue.

      Our worldwide suppliers include leading computer hardware vendors, networking equipment vendors, and software publishers such as 3Com, Adobe, Apple Computer, APC, Cisco Systems, Compaq Computer, Computer Associates, Epson, Hewlett-Packard, IBM, Intel, InFocus, Iomega, Microsoft, NEC/ Mitsubishi Electronics, Novell, Palm, Quantum/ Maxtor, Seagate, Sony, Sun Microsystems, Symantec, Tektronix, Toshiba, Veritas, Viewsonic, Western Digital and Xerox.

      Our suppliers generally warrant the products we distribute and allow returns of defective products, including those returned to us by our customers. We do not independently warrant the products we distribute; however, we do warrant the following: (1) our services with regard to products that we configure for our customers, and (2) products that we build to order from components purchased from other sources. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Historically, warranty expense has not been material.

      We have written distribution agreements with many of our suppliers; however, these agreements usually provide for nonexclusive distribution rights and often include territorial restrictions that limit the countries in which we can distribute the products. The agreements are also generally short term, subject to periodic renewal, and often contain provisions permitting termination by either party without cause upon relatively short notice. A supplier who elects to terminate a distribution agreement generally will repurchase its products carried in the distributor’s inventory. We do not believe that our business is substantially dependent on the terms of any such agreements.

      Our business, like that of other distributors, is subject to the risk that the value of our inventory will be affected adversely by suppliers’ price reductions or by technological changes affecting the usefulness or desirability of the products comprising the inventory. It is the policy of many suppliers of IT products to offer distributors like us, who purchase directly from them, limited protection from the loss in value of inventory due to technological change or such supplier’s price reductions. Under many such agreements, the distributor is restricted to a designated period of time in which products may be returned for credit or exchange for other products or during which price protection credits may be claimed. We take various actions, including monitoring our inventory levels and controlling the timing of purchases, to maximize our protection under vendor programs and reduce our inventory risk. However, no assurance can be given that current protective terms and conditions will continue or that they will adequately protect us against declines in inventory value, or that they will not be revised in such a manner as to adversely impact our ability to obtain price protection. See “Risk Factors — Risk Factors Relating to Our Business — We are subject to the risk that our inventory values may decline and protective terms under vendor agreements may not adequately cover the decline in values.”

Services

      We offer a variety of supply chain management services to vendors, Internet-based resellers, brick-and-mortar resellers selling on-line and large resellers. We strive to provide value-added services to our customers through our IM-Logistics offering of end-to-end order fulfillment, product procurement, contract manufacturing and warehouse services, logistics and transportation management, marketing services, customer care, credit management services and other outsourcing services.

      To complement our core competencies, increase customer satisfaction, and expand these outsourcing opportunities by providing “Best of Brand” solutions, we have entered into various strategic alliances in areas such as e-commerce, telemarketing, transportation, and marketing services. Some of our supply chain management customers include ABM Systems, Buy.com, CompUSA, GE Capital, Intertec-Mobile Direct, Microsoft, SARCOM, and Unisys in North America and GE Capital, IMS Data AB, and Telenor in Europe. Comparable services are provided by similar business units in other markets in which we operate. By providing these services, we help our customers by reducing their fixed investments while at the same time allowing them to access our latest technology and logistics services. Our agreements with these customers are generally for a number of years, although either party usually may terminate the agreement after a relatively short notice period.

      Additionally, we offer channel assembly (bringing together individual OEM components into a manufacturer-authorized computer) and reconfiguration services (opening brand named finished product and upgrading it with features such as memory, components, accessories, and third-party software) within several regions in which we operate. Reconfiguration services are provided in the U.S. at two dedicated configuration facilities. In Europe, system assembly work is performed at our highly automated manufacturing facility in The Netherlands.

Information Systems and Related Tools

      Our systems are primarily mainframe based and provide the high level of scalability and performance required to manage such a large and complex business operation. IMpulse, our enterprise-wide system, is a single, standardized, real-time information system and operating environment, used substantially across all of our worldwide operations. It has been customized as necessary for use in all countries in which we operate and has the capability to handle multiple languages and currencies. On a daily basis, our systems typically handle 50 million on-line transactions, compared to 12 million on-line transactions handled on a daily basis by IMpulse in 1996. We have designed IMpulse as a scalable system that has the capability to support increased transaction volume. IMpulse supports over 45,000 mainframe connections (terminals, printers, PCs, and radio frequency hand held terminals) worldwide with an internal response time of less than one second.

      Worldwide, our centralized processing system supports more than 40 operational functions including customer management, inventory management, order management, warehouse management, and accounting. At the core of the IMpulse system is on-line, real-time distribution software to which considerable enhancements and modifications have been made to support our low cost business model and its growth. We make extensive use of advanced telecommunications technologies with customer service enhancing features, such as Automatic Call Distribution to route customer calls to the telesales representatives. The Telesales Department uses its Sales Wizard system for on-line, real-time tracking of all customer calls, for proactive outbound calling, and for status reports on sales statistics such as number of customer calls, customer call intentions, and total sales generated. IMpulse allows our telesales representatives to deliver real-time information on product pricing, inventory availability, and order status to reseller customers. The pricing functionality with IMpulse enables telesales representatives to make informed pricing decisions through access to specific product and order and fulfillment related costs for each sales opportunity. We have also invested in developing segmentation accounting tools which enable various levels of sales and product management to analyze and report sales activity with increased visibility into our customer, vendor, and product mix to establish pricing guidelines.

      In the United States, we use CTI technology, which provides the telesales representatives with Automatic Number Identification capability and advanced telecommunications features such as on-screen call waiting and automatic call return, thereby reducing the time required to process customer orders.

      In order for us to act as the agent of commerce among suppliers, resellers, and end-users, we have continued to improve our web site, www.ingrammicro.com, during 2000. The web site communicates with IMpulse through the use of InsideLine, a direct communication link that furnishes resellers with real-time access to our mainframe inventory systems, and creates a strong base from which to roll out additional customer focused solutions. We are rapidly enhancing and deploying other seamless, easy-to-use electronic commerce solutions that provide resellers with the ability to do business with us and with end-users at lower cost. This includes VentureTech Network, which specializes in solutions for small- to medium-sized businesses, and Partnership America, which is focused on the government and education market. The VTN site, www.venturetechnetwork.com, enables communication between solutions integrators and small- to medium-sized business customers. This site, which we have developed and maintained, provides information and facilitates communication with customers through tools such as electronic storefronts. The electronic storefront tools allow end-users to buy products by placing an order on-line, which, once sent to us, is fulfilled on behalf of the reseller or solutions integrator. The Partnership America site, www.partnershipamerica.com, brings independent buyers in the public sector together with independent resellers of technology. Partnershipamerica.com also contains price comparison tools, decision-making content, product reviews, news, events, on-line presentations, and interactive communication tools for the government/education demand chain.

      We are involved in the development of industry-wide performance metrics and standards that enable close collaboration among demand chain partners. We have spearheaded this effort through our role in the formation and continuous support of RosettaNet™, an independent, self-funded, non-profit organization dedicated to promoting an industry-wide initiative to adopt common electronic business interfaces worldwide. We are working on several initiatives to encourage and increase industry adoption of RosettaNet’s standard transactions for electronic business.

      To complement our telesales, customer service, and technical support capabilities, IMpulse offers a number of different electronic products and services through which customers can conduct business with us. These products and services include the Customer Automated Purchasing System, Electronic Data Interchange, the Bulletin Board Service, Internet-based Electronic Catalog, TechNotes, and Auction Block. The Electronic Catalog provides reseller customers with access to product pricing and availability, with the capability to search by product category, name, or manufacturer. TechNotes is a comprehensive multi-manufacturer database that customers can deploy on their own web sites that contains timely and accurate product, sales, and technical information. TechNotes information is updated regularly by our vendor partners. Auction Block is a real-time, on-line bidding service that allows reseller customers to competitively bid on unopened products that are not returnable to suppliers (e.g., discontinued products, products with cosmetic damage to their packaging, returned products not conforming to the supplier’s return policies).

      Our warehouse operations use extensive bar-coding technology and radio frequency technology for receiving and shipping, and real-time links to United Parcel Service and Federal Express for freight processing and shipment tracking. The customer service department uses the POWER System for on-line documentation and faster processing of customer product returns. To ensure that adequate inventory levels are maintained, our buyers depend on the purchasing system to track inventory on a continual basis. Many other features of IMpulse help to expedite the order processing cycle and reduce our operating costs as well as the costs for our reseller customers and suppliers.

      We employ various security measures and backup systems designed to protect against unauthorized use or failure of our information systems. Access to our information systems is controlled through the use of passwords and additional security measures are taken with respect to sensitive information. We have a contract with IBM Business Continuity & Recovery Services for disaster recovery. In addition, we have backup power sources for emergency power. We have not experienced any material failures or downtime of IMpulse or any of its other information systems, but any such failure or material downtime could prevent us from taking customer orders, printing product pick-lists and/or shipping product, and could also prevent our customers from accessing price and product availability information.

      We believe that in order to remain competitive, it will be necessary to continuously upgrade our information systems. Our mainframe computer systems were upgraded during 2000 to allow for continued growth and to allow further and faster integration of new web-based technology with the legacy systems. We are currently exploring options to enhance the openness and flexibility of our systems, and to structure business logic so that it is modular and re-usable. We believe that this new information system architecture will also address our need for a distributed computing environment. Doing so will provide for improved and simpler connectivity to vendors and customers 24 hours a day/7 days a week and will increase system scalability and fault tolerance.

Non-U.S. Operations and Export Sales

      Operations Outside the United States. We have subsidiaries or offices outside the U.S. in 29 countries and sales representatives in another seven countries, including Australia, China, India, Indonesia, Malaysia, New Zealand, Singapore, Thailand, Canada, Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Italy, The Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, the United Kingdom, Argentina, Brazil, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico,

and Venezuela. In 2000, 1999, and 1998, 40%, 40%, and 35%, respectively, of our net sales were derived from operations outside of the United States. We expect our net sales from operations outside the United States to increase as a percentage of total net sales in the future due primarily to organic growth and, to a lesser extent, acquisitions.

      Our financial transactions from operations outside the United States are primarily denominated in currencies other than the U.S. dollar. Accordingly, our operations outside the United States impose risks upon our business as a result of exchange rate fluctuations. Additionally, our financial transactions from operations outside the United States expose our business to financial risks from interest rate fluctuations in foreign markets. We mitigate most of this risk primarily through matching the currencies of our non-U.S. net sales, costs and borrowings in foreign currencies, and utilizing derivative financial instruments such as forward exchange contracts and interest rate swaps. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Market Risk,” “— Market Risk Management” and “— Euro Conversion.”

      Export Markets. We continue to serve markets where we do not have a stand-alone, in-country presence through our general telesales operations in Santa Ana, California and Buffalo, New York and in Export offices in Miami, Florida and The Netherlands. In addition, the Export office in Miami, Florida has field sales representatives based in the following Latin American locations: Colombia, Costa Rica, Venezuela, Ecuador, Puerto Rico, and Brazil.

Competition

      We operate in a highly competitive environment, both in the United States and internationally. The IT products and services distribution industry is characterized by intense competition, based primarily on price, product and services availability, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit terms and availability, ability to tailor specific solutions to customer needs, quality and breadth of product lines and services, and availability of technical and product information. We believe we compete favorably with respect to each of these factors.

      We compete in the U.S. against full-line distributors such as Tech Data and Synnex Information Technologies, as well as specialty distributors such as Gates/ Arrow (desktop and enterprise products), Daisytek (consumables), GE Access (enterprise products) and Avnet (industrial and enterprise products). The U.S. competitive landscape has undergone a major consolidation since 1999. During 1999 and early 2000, a number of significant players within the IT distribution industry substantially exited or merged with other players within the distribution market. Bankruptcies were filed by two competitors: MicroAge and Inacom. Merisel sold its Merisel Open Computing Alliance business (Sun Microsystems products) to Arrow Electronics in 2000 and recently announced its intention to focus solely on software licensing in the U.S. After the recent consolidation, the U.S. market is served by two major distributors and a number of other smaller distributors. Markets outside the United States, which represent over half of the IT industry’s sales, are characterized by a more fragmented distribution channel. Increasingly, suppliers and resellers pursuing global growth are seeking distributors with global sales and support capabilities.

      We compete internationally with a variety of national and regional distributors. In the European market, competitors include international distributors such as Tech Data, Actebis/ Peacock, and IT Europa. Other European regional and local competitors include Scribona (Nordic Region), Northamber (UK), OpenGate (Italy), and Quadram (Netherlands). In Canada, we compete with Merisel, Tech Data, Hartco, and Supercom, as well as a number of smaller distributors. In Latin America, we compete with international distributors such as Tech Data, and several regional and local distributors including MPS, Bell Micro, Officer, Deltron, Unisel, and the divested Latin American operations of CHS Electronics. In the Asia Pacific market, we face both regional and local competitors, of whom the largest are Tech Pacific, a broadline distributor, and SiS Distribution Ltd., a Hong Kong-based distributor of microcomputer products. We also face local competition from: Legend, Arrow, and Pci in China; Redington in India; and Express Data in Australia.

      We believe that as manufacturer and reseller customers move their back-room operations to distribution partners, outsourcing and value-added capabilities will become more important competitive factors. Examples of value-added capabilities include configuration, innovative financing programs, and order fulfillment programs. Many of our vendors and reseller customers are looking to outsourcing partners to perform back-room operations. To better meet these expanding opportunities, we created IM-Logistics, a U.S. division which offers fee-based end-to-end logistics services to vendors, Internet-based resellers and brick-and-mortar retailers selling on-line. There has been an accelerated movement among transportation and logistics companies to provide many of these fulfillment and e-commerce supply chain services. Within this arena, we face competition from major transportation and logistics suppliers such as United Parcel Service, Federal Express, and express logistics companies such as PFSWeb, SubmitOrder.com, and SameDay.com.

      We are constantly seeking to expand our business into areas closely related to our core IT products and services distribution business. As we enter new business areas, including value-added services, we may encounter increased competition from current competitors and/ or from new competitors, some of which may be our current customers. As electronic purchases of software become more prevalent in the industry, electronic software distributors may become our competitors. ASPs constitute a fairly new channel for vendors to remotely deliver software applications to end-users. To the extent that these companies choose to by-pass the distribution channel and attain significant revenue growth, they could potentially become competitors for our software sales.

      We also compete with hardware vendors and software publishers that sell directly to reseller customers and end-users. Electronic commerce companies could potentially become our competitors by purchasing products directly from vendors and selling to reseller or end-user customers.

Asset Management

      We seek to maintain sufficient quantities of product inventories to achieve optimum order fill rates. We believe that the risks associated with slow moving and obsolete inventory are partially mitigated by price protection and stock return privileges provided by suppliers. In the event of a supplier price reduction, we generally receive a credit based upon the terms and conditions with that supplier. In addition, we have the right to return a certain percentage of purchases, subject to certain limitations. We are exposed to inventory risk to the extent that vendor protections are not available on all products or quantities and are subject to time restrictions. In addition, vendors may become insolvent and unable to fulfill their protection obligations to us. We manage this risk through continuous monitoring of existing inventory levels relative to customer demand. To the extent necessary, we have established and continue to accrue for excess and obsolete inventory reserves based upon current requirements.

      Historically, price protection, stock return privileges, and inventory management procedures have helped to reduce the risk of decline in the value of inventory. However, major PC suppliers have stated that it is their intention to control the amount of inventory in the channel, particularly in light of the growth of vendor direct and build-to-order strategies. Many suppliers have changed the terms and conditions of their price protection plans from “full coverage” to “past shipment coverage.” This change results in an exposure for the distribution partner. The shorter time periods during which distributors may receive credit for decreases in manufacturer prices on unsold inventory have made it more difficult for us to match our inventory levels with the price protection periods. Consequently, our risk of loss has increased due to declines in the value of inventory we hold after such price protection periods have passed.

      Inventory levels may vary from period to period, due in part to the addition of new suppliers or new lines with current suppliers and large cash purchases of inventory due to advantageous terms offered by suppliers. In addition, payment terms with inventory suppliers may vary from time to time, and could result in less inventory being financed by vendors and a greater amount of inventory being financed by our capital.

Trademarks and Service Marks

      We own or are the licensee of various trademarks and service marks, including, among others, “Ingram Micro,” “IMpulse,” the Ingram Micro logo, “Partnership America,” “Leading the Way in Worldwide Distribution,” “Affiniti,” “VentureTech Network,” and “eSolutions.” Certain of these marks are registered, or are in the process of being registered, in the United States and various other countries. Even though our marks may not be registered in every country where we conduct business, in many cases we have acquired rights in those marks because of our continued use of them. Our management believes that the value of our marks are increasing with the development of our business, but our business as a whole is not materially dependent on such marks.

Employees

      As of December 30, 2000, we employed approximately 16,500 associates located in the following regions: United States — approximately 8,200, Europe  approximately 4,800, and all other regions — approximately 3,500. As previously announced, we have begun a restructuring program, as a result of which we expect the number of our employees to decline. See “Summary — Recent Developments — Action to Improve Operating Efficiencies.” Our success depends on the skill and dedication of our associates. We strive to attract, develop, and retain outstanding personnel. Certain of our operations in Europe are subject to collective bargaining or similar arrangements. We have a process for continuously measuring the status of associate relations and responding to associate priorities. We believe that our relationships with our employees are generally good.

Properties

      Our worldwide executive headquarters, as well as our West Coast sales and support offices, are located in a three-building office complex in Santa Ana, California. We also maintain an East Coast operations center in Williamsville (Buffalo), New York.

      As of December 30, 2000, we operated eight distribution centers throughout the continental United States. We also operated 40 distribution centers outside of the U.S. in Argentina, Australia, Brazil, Canada, Chile, China, India, Hong Kong, Malaysia, Mexico, New Zealand, Norway, Peru, Singapore, Switzerland, Thailand, and most countries of the European Union.

      As of December 30, 2000, we operated two integration centers located in Memphis, Tennessee and Rosmalen, The Netherlands. As of the same date, we operated three return centers, located in Santa Ana, California; Fullerton, California; and Toronto, Canada.

      As of December 30, 2000, all of our facilities were leased, with the exception of the combination office and distribution facility in Buenos Aires, Argentina; the combination office and distribution facility in Santiago, Chile; the combination office and distribution facility in Singapore; two combination office and distribution facilities in Straubing, Germany; and the distribution facility in Millington, Tennessee. These leases have varying terms. We do not anticipate any material difficulty in renewing any of our leases as they expire or securing replacement facilities, in each case on commercially reasonable terms. In addition, we own two undeveloped properties in Santa Ana, California totaling approximately 16.27 acres, and have options on approximately 60 acres in Millington, Tennessee.

      As previously announced, we have begun a restructuring program, as a result of which we expect to close several of our facilities, consolidating operations in other existing facilities. See “Summary — Recent Developments — Action to Improve Operating Efficiencies.”

Legal Proceedings

      There are no material pending legal proceedings to which we are a party or to which any of our property is subject.

      As a result of an internal review by us of export shipments made from our United States distribution facilities, we have determined that certain of these shipments and related documentation were not in compliance with U.S. export regulations. We have notified the appropriate federal government agencies pursuant to applicable voluntary self-disclosure procedures. The reported shipments consisted of modems and other telecommunications products and shrink-wrapped, commercial software readily available through normal retail outlets that contained encryption features controlled under export regulations. These shipments had a total value of approximately $673,240. Violations of export laws and regulations are subject to both civil and criminal penalties, including in appropriate circumstances suspension or loss of export privileges. Since our self-disclosure, a representative of the Department of Commerce has requested additional documents relating to our self-disclosure, which we provided in January 1999. The Department of Commerce has not communicated with us since then. We do not know what position the Department of Commerce will take upon further review of our self-disclosure. We are not able to estimate at this time the amount or nature of penalties, if any, that might be sought against us as a result of the reported violations; however, penalties to which we potentially may be subject could be material.

MANAGEMENT

      The following is a table and a list of directors, executive officers and/or regional presidents of Ingram Micro. All information is as of July 31, 2001:

Name	Age	Position

Kent B. Foster	57	Chairman of the Board and Chief Executive Officer

John R. Ingram	40	Director

Martha R. Ingram	65	Director

Orrin H. Ingram II	41	Director

Dale R. Laurance	56	Director

Gerhard Schulmeyer	62	Director

Michael T. Smith	57	Director

Joe B. Wyatt	66	Director

Michael J. Grainger	49	President and Chief Operating Officer

Guy P. Abramo	40	Executive Vice President and Chief Strategy and Information Officer

Thomas A. Madden	47	Executive Vice President and Chief Financial Officer

Kevin M. Murai	38	Executive Vice President and President, Ingram Micro U.S.

Gregory M.E. Spierkel	44	Executive Vice President and President, Ingram Micro Europe

James E. Anderson, Jr.	53	Senior Vice President, Secretary and General Counsel

Asger Falstrup	51	Senior Vice President and President, Ingram Micro Canada

David M. Finley	60	Senior Vice President, Human Resources

Henri T. Koppen	58	Senior Vice President and President, Ingram Micro Asia-Pacific

Jorge G. Reyes	40	Acting President and Vice President, Finance and Accounting, Ingram Micro Latin America

James F. Ricketts	54	Corporate Vice President and Treasurer

      Kent B. Foster. Mr. Foster, age 57, was elected chairman of the board in May 2000 and is also our chief executive officer. Mr. Foster joined us as chief executive officer and president in March 2000 after a 29-year career at GTE Corporation, a leading telecommunications company with one of the industry’s broadest arrays of products and services. From 1995 through 1999, Mr. Foster served as president, GTE Corporation and was a member of GTE’s board of directors from 1992 to 1999, serving as vice chairman of the board of GTE from 1993 to 1999. In addition, he currently serves on the board of directors of Campbell Soup Company, Inc., J.C. Penney Company, Inc., and New York Life Insurance Company. He has been an Ingram Micro director since March 2000.

      John R. Ingram. Mr. Ingram, age 40, is vice chairman of Ingram Industries Inc., a Nashville, Tennessee company with three operating divisions: Ingram Book Group, a leading wholesaler of trade books, textbooks and specialty magazines; Ingram Marine Group, which includes Ingram Barge Company and Ingram Materials Company; and Ingram Insurance Group, a provider of nonstandard automobile insurance in nine states through the Permanent General Companies. Mr. Ingram is also chairman of Ingram Book Group. He was co-president of Ingram Industries from January 1996 to June 1999. Mr. Ingram was also president of Ingram Book Company from January 1995 to October 1996. Mr. Ingram served as our acting chief executive officer from May 1996 to August 1996 and held a variety of positions at Ingram Micro from 1991 through 1994, including vice president of purchasing and vice president of management services at Ingram Micro Europe, and director of purchasing. He has been an Ingram Micro director since April 1996.

      Martha R. Ingram. Mrs. Ingram, age 65, is the chairman of the board of Ingram Industries and served as chief executive officer of Ingram Industries from May 1996 to June 1999. She previously served as our chairman of the board from May 1996 to August 1996 and as director of public affairs of Ingram Industries from 1979 to June 1995. Mrs. Ingram serves as president of the Board of Trust of Vanderbilt University. She also serves on the Board of Trust of Vassar College and on the board of directors of

Weyerhaeuser Company, AmSouth BankCorp., and Baxter International Inc. She has been an Ingram Micro director since May 1996.

      Orrin H. Ingram II. Mr. Ingram, age 41, is president and chief executive officer of Ingram Industries. Mr. Ingram held numerous positions with Ingram Materials Company and Ingram Barge Company before being named as co-president of Ingram Industries in January 1996. He was named to his present position as president and chief executive officer of Ingram Industries in June 1999. He remains chairman of Ingram Barge Company. Mr. Ingram serves on the board of directors of eSkye.com and is on the advisory board of SunCom. He is actively involved in industry and professional organizations and currently serves on the board of directors of Boys and Girls Clubs of Middle Tennessee, chairman of the Vanderbilt-Ingram Cancer Center Board of Overseers, the Vanderbilt University Medical Center, and the executive committee of United Way of Metropolitan Nashville. He has been an Ingram Micro director since September 1999.

      Dale R. Laurance. Dr. Laurance, age 56, has been the president of Occidental Petroleum Corporation since 1996. Dr. Laurance has also served as a director of Occidental Petroleum Corporation since 1990. In addition, Dr. Laurance has been chairman of the board, president and chief executive officer of Occidental Oil and Gas Corporation since 1999. Dr. Laurance is a member of the board of directors of Jacobs Engineering Group Inc. and the American Petroleum Institute. He is also a trustee of the Saint John’s Health Center Foundation. He has been an Ingram Micro director since June 2001.

      Gerhard Schulmeyer. Mr. Schulmeyer, age 62, is the president and chief executive officer of Siemens Corporation, the holding company for U.S. businesses of Siemens AG (Munich, Germany), a world leader in electrical engineering and electronics in the information and communications, automation and control, power, transportation, medical and lighting fields. Prior to assuming his current position in January 1999, he served as president and chief executive officer of Siemens Nixdorf, Munich/ Paderborn, a position he held since 1994. Mr. Schulmeyer serves on several boards, including the board of directors of Alcan Aluminum Ltd.; Zurich Financial Services; FirePond, Inc.; and Korn/ Ferry International. He has been an Ingram Micro director since July 1999.

      Michael T. Smith. Mr. Smith, age 57, is the retired chairman of the board and chief executive officer of Hughes Electronics Corporation, a world leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. Prior to assuming his positions at Hughes Electronics Corporation in October 1997, Mr. Smith was vice chairman of Hughes Electronics and chairman of Hughes Aircraft Company responsible for the aerospace, defense electronics and information systems businesses of Hughes Electronics. He joined Hughes Electronics in 1985, the year the company was formed, as senior vice president and chief financial officer after spending nearly 20 years with the General Motors Corporation in a variety of financial management positions. Mr. Smith serves on several boards, including Alliant Techsystems, Inc. and Teledyne Technologies. Mr. Smith is a Trustee of the Keck Graduate Institute of Applied Life Sciences at the Claremont Colleges and a Trustee of Providence College. He has been an Ingram Micro director since June 2001.

      Joe B. Wyatt. Mr. Wyatt, age 66, has been chancellor emeritus of Vanderbilt University in Nashville, Tennessee, since his retirement as chancellor of Vanderbilt University, a position that he held from 1982 to 2000. Mr. Wyatt was previously a director of Ingram Industries from April 1990 through October 1996. Mr. Wyatt is a director of El Paso Energy Corporation. He has been an Ingram Micro director since October 1996.

      Michael J. Grainger. Mr. Grainger, age 48, has been our president and chief operating officer since January 2001 and served as our chief financial officer from May 1996 through July 2001. He previously served as executive vice president from October 1996 to January 2001. He was also vice president and controller of Ingram Industries from July 1990 to October 1996.

      Guy P. Abramo. Mr. Abramo, age 40, is our executive vice president and chief strategy and information officer. He has held these positions since September 2000. He previously served as senior vice president and chief information officer from January 2000 to September 2000, senior vice president and acting chief information officer from November 1999 to January 2000, and senior vice president of marketing from September 1998 to November 1999. Prior to working for Ingram Micro, Mr. Abramo was a partner at Yankelovich Partners, a marketing professional services company, from May 1998 to October 1998 and managing director of marketing intelligence at KPMG Peat Marwick LLP, an accounting and professional services company, from February 1995 to May 1998.

      Thomas A. Madden. Mr. Madden, age 47, became our executive vice president and chief financial officer on July 23, 2001. Mr. Madden joined us from Arvin Meritor, Inc., a global suppliers of systems, modules and components for the automotive industry, where he served as senior vice president and chief financial officer from 1997 to 2001. From 1981 to 1997 Mr. Madden held various management positions with Rockwell International including vice president of corporate development, from 1996 to 1997, vice president of finance, from 1994 to 1996, assistant corporate controller, from 1987 to 1994, director of financial reporting, from 1982 to 1987, and manager, external financial reports, from 1981 to 1982.

      Kevin M. Murai. Mr. Murai, age 38, is our executive vice president and president of Ingram Micro U.S. He has held these positions since March 2000. He previously served as senior vice president, chief operating officer and acting president of Ingram Micro U.S. from January 2000 to March 2000, senior vice president and president of Ingram Micro Canada from December 1997 to January 2000, and vice president of operations for Ingram Micro Canada from January 1993 to December 1997.

      Gregory M.E. Spierkel. Mr. Spierkel, age 44, is executive vice president and president of Ingram Micro Europe. He has held these positions since June 1999. He previously served as senior vice president and president of Ingram Micro Asia-Pacific from July 1997 to June 1999. Prior to working for Ingram Micro, Mr. Spierkel was vice president of global sales & marketing at Mitel Inc., a manufacturer of telecommunications and semiconductor products, from March 1996 to June 1997 and was president of North America at Mitel from April 1992 to March 1996.

      James E. Anderson, Jr. Mr. Anderson, age 53, is our senior vice president, secretary and general counsel. He has held these positions since January 1996. He previously served as vice president, secretary and general counsel of Ingram Industries from September 1991 to November 1996.

      Asger Falstrup. Mr. Falstrup, age 51, is our senior vice president and president, Ingram Micro Canada. He has held these positions since January 2000. He previously served as vice president, Northern Europe, from November 1996 to January 2000 and managing director, Denmark, from August 1994 to November 1996.

      David M. Finley. Mr. Finley, age 60, is our senior vice president of human resources. He has held this position since July 1996. He previously served as senior vice president of Human Resources for Budget Rent a Car, a car rental company, from May 1995 to July 1996.

      Henri T. Koppen. Mr. Koppen, age 58, is senior vice president and president of Ingram Micro Asia-Pacific. He has held these positions since March 2000. He previously served as senior vice president and president of Ingram Micro Latin America from January 1998 to March 2000. Prior to working for Ingram Micro, Mr. Koppen served as president, Latin America, for General Electric Capital IT Solutions, a systems integrator/ reseller company from July 1996 to December 1997 and vice president, Latin America, for Ameridata Global Inc., a systems integrator/ reseller company, from May 1995 to July 1996.

      Jorge G. Reyes. Mr. Reyes, age 40, is our acting president and vice president, finance & accounting, of Ingram Micro Latin America. He has held the position of acting president since June 2000 has been the vice president, finance and accounting, since November 1998. Prior to working for Ingram Micro, Mr. Reyes served as senior vice president and chief financial officer, Latin America, for Young and Rubicam, a professional finance service company, from October 1997 to October 1998 and general manager of Black & Decker Venezuela, a home improvements products company, from May 1992 to October 1997.

      James F. Ricketts. Mr. Ricketts, age 54, is our corporate vice president and treasurer. He has held this position since April 1999. He previously served as vice president and treasurer from September 1996 to April 1999. Prior to his employment with Ingram Micro, Mr. Ricketts served as treasurer of Sundstrand Corporation, a manufacturer of aerospace and related technology, from February 1992 to September 1996.

STOCK OWNERSHIP

      The following table shows the amount of common stock beneficially owned (unless otherwise indicated) by our directors, our “named executive officers,” as defined for purposes of our annual proxy statement, our directors and executive officers as a group, and beneficial owners of more than 5% of either class of our common stock. As of February 1, 2001, the Ingram Family Stockholders held 1,429,607 shares of Class A common stock (including 7,666 shares issuable for stock options exercisable within 60 days of February 1, 2001) in the aggregate (representing less than one percent of the total outstanding shares of Class A common stock) and 66,952,028 shares of Class B common stock in the aggregate (representing 95.2% of the total outstanding shares of Class B common stock and, collectively with the Class A common stock held by the Ingram Family Stockholders, amounting to 46.7% of the total outstanding shares of common stock and 86.1% of the aggregate voting power of the common stock). A significant number of shares attributable to the individual members of the Ingram Family Stockholders or related legal entities are reflected more than once in the table below as a result of members of the Ingram family being co-trustees of various trusts. Except as otherwise indicated, all information is as of February 1, 2001. As of November 6, 2001, all shares of our Class B common stock will convert into an equal number of shares of Class A common stock. If this conversion had occurred as of February 1, 2001, the entries under “% of Total Outstanding Shares” below would also represent “% of Total Voting Power.”

		Class A Common Stock(1)			Class B Common Stock			Common Stock

		Shares			Shares			% of Total	% of Total
		Beneficially		% of	Beneficially		% of	Outstanding	Voting
Name		Owned		Class	Owned		Class	Shares	Power

Directors and Named Executive Officers:

Kent B. Foster		500,000	(2)	*	—		*	*	*

John R. Ingram(3)(4)		64,257	(5)(6)	*	52,828,275	(7)(8)(9)	75.1%	36.1%	67.8%

Martha R. Ingram	(3)(4)	22,665	(6)(10)	*	57,045,502	(7)	81.1%	38.9%	73.2%

Orrin H. Ingram II	(3)(4)	59,290	(6)(11)	*	54,089,259	(7)(8)	76.9%	37.0%	69.4%

Dale R. Laurance		—		*	—		*	*	*

Gerhard Schulmeyer		37,250	(12)	*	—		*	*	*

Michael T. Smith		—		*	—		*	*	*

Joe B. Wyatt		145,230	(13)	*	—		*	*	*

Michael J. Grainger		603,117	(14)		11,250		*	*	*

Guy P. Abramo		171,035	(15)	—		*	*		*

Kevin M. Murai		114,926	(16)		12,550	(17)	*	*	*

James E. Anderson, Jr.		428,728	(18)		110,000	(17)	*	*	*

Jerre L. Stead		3,740,000	(19)	4.8%	—		*	2.5%	*

Executive Officers and Directors, as a group (18 persons)		6,581,238	(6)(20)	8.2%	65,950,193	(7)(8)(17)	93.8%	48.2%	84.9%

5% Shareowners:

David B. Ingram(3)		95,000	(21)	*	53,370,757	(7)(8)(22)	75.9%	36.5%	68.5%

Robin Ingram Patton	(3)(4)	188,395		*	51,098,518	(7)(8)	72.6%	34.9%	65.5%

E. Bronson Ingram QTIP Marital Trust	(3)	—		*	49,099,259		69.8%	33.5%	63.0%

Ingram Charitable Fund, Inc.	(4)	11,493,000(23)		15.1%	—		*	7.8%	1.5%

AXA Assurances I.A.R.D. Mutuelle		6,723,439	(24)	8.8%	—		*	4.6%	*

FMR Corp.		5,563,714	(25)	7.3%	—		*	3.8%	*

Mellon Financial Corporation		2,247,290	(26)	3.0%	—		*	1.5%	*

SunTrust Bank		1,000,000	(27)	1.3%	6,328,909	(27)	9.0%	5.0%	8.3%

*	Represents less than 1% of the class or of our total voting power, as applicable.

(1)	Excludes each shareowner’s beneficial ownership of Class B common stock, which may be converted into an equal number of shares of Class A common stock at any time, at the option of the holder.

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(2)	Options exercisable within 60 days of February 1, 2001.

(3)	David B. Ingram, Robin Ingram Patton, Orrin H. Ingram II, John R. Ingram, and Martha R. Ingram are trustees of the E. Bronson Ingram QTIP Marital Trust (the “QTIP Trust”), and accordingly each can be deemed to be the beneficial owner of the shares held by the QTIP Trust.

(4)	The address for each of the indicated parties is c/o Ingram Industries Inc. (“Ingram Industries”), One Belle Meade Place, 4400 Harding Road, Nashville, Tennessee 37205.

(5)	Includes vested options to purchase 61,757 shares of Class A common stock, and unvested options to purchase 2,500 shares of Class A common stock, but which are exercisable within 60 days of February 1, 2001.

(6)	Excludes 231,000 shares of common stock owned by Ingram Industries. As principal shareowners of Ingram Industries, the indicated shareowners may be deemed to be beneficial owners of the shares held by Ingram Industries.

(7)	Includes 51,709,244, 50,964,836, 50,964,836, 51,864,836, 55,729,500, and 57,803,730 shares, for David B. Ingram, Robin Ingram Patton, Orrin H. Ingram II, John R. Ingram, Martha R. Ingram, and all executive officers and Directors as a group, respectively, which shares are held by various trusts or foundations of which these individuals are trustees. Such individuals could each be deemed to be the beneficial owner of the shares held by trusts of which he or she is a trustee.

(8)	Excludes for John R. Ingram 1,459,064 shares held by one or more trusts of which he and/or his children are beneficiaries; for Orrin H. Ingram II 188,815 shares held by one or more trusts of which he and/or his children are beneficiaries; for Mr. Pfeffer 156,232 shares held by his children or one or more trusts of which his children are beneficiaries; for David B. Ingram 2,740,287 shares held by one or more trusts of which he and/or his children are beneficiaries; and for Robin Ingram Patton 1,940,743 shares held by one or more trusts of which she is a beneficiary. Each such individual disclaims beneficial ownership as to such shares.

(9)	Includes 900,000 shares held in a grantor-retained annuity trust.

(10)	Includes vested options to purchase 19,999 shares of Class A common stock, and unvested options to purchase 2,666 shares of Class A common stock, but which are exercisable within 60 days of February 1, 2001.

(11)	Includes vested options to purchase 34,768 shares of Class A common stock, and unvested options to purchase 2,500 shares of Class A common stock, but which are exercisable within 60 days of February 1, 2001.

(12)	Includes vested options to purchase 34,750 shares of Class A common stock, and unvested options to purchase 2,500 shares of Class A common stock, but which are exercisable within 60 days of February 1, 2001.

(13)	Includes vested options to purchase 70,999 shares of Class A common stock, and unvested options to purchase 2,666 shares of Class A common stock, but which are exercisable within 60 days of February 1, 2001.

(14)	Includes vested options to purchase 481,938 shares of Class A common stock, and unvested options to purchase 62,000 shares of Class A common stock, but which are exercisable within 60 days of February 1, 2001.

(15)	Includes vested options to purchase 111,735 shares of Class A common stock, and unvested options to purchase 9,000 shares of Class A common stock, but which are exercisable within 60 days of February 1, 2001.

(16)	Includes vested options to purchase 102,426 shares of Class A common stock.

(17)	Includes vested options to purchase 5,000, 26,250 and 46,875 shares of Class B common stock, for Messrs. Murai, Anderson and all executives as a group, respectively, and unvested options to

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purchase 2,500, 8,750 and 17,500 shares of Class A common stock, but which are exercisable within 60 days of February 1, 2001.

(18)	Includes vested options to purchase 372,566 shares of Class A common stock, and unvested options to purchase 45,100 shares of Class A common stock, but which are exercisable within 60 days of February 1, 2001.

(19)	Includes vested options to purchase 2,460,000 shares of Class A common stock, but excluding 140,000 vested options gifted to various trusts benefitting Mr. Stead’s grandchildren. Mr. Stead retired as Chief Executive Officer effective March 6, 2000 and as Chairman of the Board effective May 17, 2000.

(20)	Includes vested options to purchase 4,208,285 shares of Class A common stock, and unvested options to purchase 1,098,998 shares of Class A common stock, but which are exercisable within 60 days of February 1, 2001.

(21)	Excludes 2,089 shares owned by Ingram Entertainment Inc. (“Ingram Entertainment”). As principal shareowner of Ingram Entertainment, the indicated shareowner may be deemed to be the beneficial owner of the shares held by Ingram Entertainment. The address for Mr. Ingram is c/o Ingram Entertainment Inc., Two Ingram Boulevard, La Vergne, Tennessee 37089.

(22)	Includes 744,408 shares held in two grantor-retained annuity trusts.

(23)	Ingram Charitable Fund, Inc. (the “Charitable Fund”) is a Tennessee non-profit corporation operated under the direction of its board of directors, which is comprised of two members of the Ingram family, two representatives of Vanderbilt University, and an independent director.

(24)	Based on information provided in a Schedule 13G (Amendment No. 1) filed on February 12, 2001 by AXA Assurances I.A.R.D. Mutuelle (“I.A.R.D.”) and certain related entities (collectively, the “AXA entities”). Each of I.A.R.D., AXA Assurances Vie Mutuelle (“Vie”), AXA Conseil Vie Assurance Mutuelle (“Conseil”), AXA Courtage Assurance Mutuelle (“Courtage”), AXA (“AXA”), and AXA Financial, Inc. (“AXA Financial”) (through its subsidiaries Alliance Capital Management L.P. (“Alliance”) and The Equitable Life Assurance Society of the United States (“Equitable”)) shares voting power with respect to 578,363 shares. Each of the AXA Entities has sole voting power with respect to 3,476,440 shares and sole dispositive power with respect to 6,723,439 shares. On October 2, 2000, Alliance acquired beneficial ownership of the shares of Ingram Micro that were formerly beneficially owned by Sanford C. Bernstein & Co., Inc. (“Bernstein”) through Alliance’s acquisition of the investment advisory assets of Bernstein. Pursuant to such acquisition, Bernstein assigned its investment management agreements to Alliance. Accordingly, ownership of these shares are reflected in the filings of AXA Financial, the parent company of Alliance. The addresses for the AXA Entities are as follows: I.A.R.D., Vie and Conseil: 370 rue Saint Honore 75001 Paris France; Courtage: 26, rue Louis le Grand, 75002 Paris France; AXA: 25, avenue Matignon 75008 Paris France; and AXA Financial: 1290 Avenue of the Americas, New York, NY 10104.

(25)	Based on information provided in a Schedule 13G (Amendment) filed on February 14, 2001 by FMR Corp. (“FMR”), Edward C. Johnson 3d (“Mr. Johnson”) and Abigail P. Johnson (“Ms. Johnson”). Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR, is the beneficial owner of 5,242,314 shares of Class A common stock as a result of acting as investment adviser to various investment companies. Mr. Johnson, FMR (through its control of Fidelity) and various funds each has sole power to dispose of 5,242,314 shares owned by such funds. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds’ boards of trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ boards of trustees. Fidelity Management Trust Company (“Fidelity Management”), a wholly-owned subsidiary of FMR, is the beneficial owner of 321,400 shares as a result of its serving as investment

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manager for various institutional accounts. Mr. Johnson and FMR (through its control of Fidelity Management) each has sole dispositive power over, and the sole power to vote or to direct the voting of 321,400 shares held by, such institutional accounts. In addition, members of the Johnson family, including Mr. Johnson and Ms. Johnson, are deemed to form a controlling group with respect to FMR under the Investment Company Act of 1940. The address of FMR, the filing person, is 82 Devonshire Street, Boston, Massachusetts 02109.

(26)	Based on information provided in a Schedule 13G filed on January 17, 2001 by Mellon Financial Corporation and its direct or indirect subsidiaries, including Mellon Bank, N.A. (“Mellon”). Mellon is the sub-custodian for shares held by the trustee of our employee benefit plan, which is subject to ERISA. The securities reported include all shares held of record by the trustee of the plan which have not been allocated to the individual accounts of employee participants in the plan. Mellon disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the plan for which directions have been received and followed. Mellon reports that it has sole voting power as to 1,820,890 shares, shared voting power as to 145,200 shares, sole dispositive power as to 2,218,252 shares and shared dispositive power as to 400 shares. The address of Mellon, the filing person, is c/o Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258.

(27)	Based on information provided in a Schedule 13G filed on February 14, 2001 by SunTrust Bank, Atlanta (“SunTrust”). Includes shares held by various trusts with respect to which SunTrust acts as a trustee and shares voting and dispositive power. Excludes 29,700 shares of Class A common stock held in accounts for customers of SunTrust Banks, Inc. and its affiliates, including SunTrust. SunTrust Banks, Inc. and its affiliates had sole voting and dispositive power with respect to 378,168 of these shares, and shared voting and dispositive power with respect to 6,950,741 of these shares. SunTrust Banks, Inc. and its affiliates held an additional 32,000 shares of Class A common stock, which are also excluded in the number listed on the table, in non-discretionary accounts. SunTrust Banks, Inc. and each of its affiliates disclaim any beneficial interest in all shares of common stock it held. The address for SunTrust is 25 Park Place, NE, Atlanta, Georgia 30303.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We were split-off from our former parent, Ingram Industries, in November 1996. At that time, we entered into agreements with the Ingram Family Stockholders, which is generally defined in the board representation agreement described below as members of the Ingram family, certain related trusts and their permitted transferees, covering board representation and registration rights for common stock held by the Ingram Family Stockholders (including shares of Class A common stock issued upon conversion of Class B common stock).

      Under the board representation agreement, as amended, so long as the Ingram Family Stockholders and their permitted transferees (as defined in the board representation agreement, which include the Ingram Charitable Fund, Inc.) own in excess of 25,000,000 shares of our outstanding common stock, proposed directors are required to possess the following qualifications: (1) three individuals designated by the Ingram Family Stockholders, (2) one individual designated by the chief executive officer of Ingram Micro, and (3) four, five or six individuals who are not members of the Ingram family or executive officers or employees of Ingram Micro. Directors designated by the Ingram Family Stockholders may, but are not required to, include Mrs. Ingram, any of her legal descendants, or any of their respective spouses. Mrs. Ingram and John and Orrin Ingram are considered directors designated by the Ingram Family Stockholders. Mr. Foster is considered our chief executive officer designee. Messrs. Laurance, Schulmeyer, Smith and Wyatt are considered independent directors. Each of the parties to the board representation agreement (other than Ingram Micro) has agreed to vote its shares of common stock in favor of the proposed nominees who fit within the qualifications set out in the agreement.

      In addition to provisions relating to the designation of directors described above, the board representation agreement provides as follows:

      Certain types of corporate transactions, including transactions involving the potential sale or merger of Ingram Micro; the issuance of additional equity, warrants, or options; acquisitions involving aggregate consideration in excess of 10% of our stockholders’ equity; any guarantee of indebtedness of an entity other than a subsidiary of Ingram Micro exceeding 5% of our stockholders’ equity; and the incurrence of indebtedness in a transaction which could reasonably be expected to reduce our investment rating: (1) lower than one grade below the rating in effect immediately following our initial public offering in November 1996, or (2) below investment grade, may not be entered into without the written approval of at least a majority of the voting power deemed to be held (for purposes of the board representation agreement) by the Ingram Family Stockholders and their permitted transferees.

      The board representation agreement will terminate on the date on which the Ingram Family Stockholders and their permitted transferees collectively cease to beneficially own at least 25,000,000 shares of our common stock (as such number may be equitably adjusted to reflect stock splits, stock dividends, recapitalizations, and other transactions in our capital stock). The trustees, who in some cases are members of the Ingram family, are authorized to make all decisions for the trusts or foundations that are parties to the agreement.

      We also agreed to certain exchanges covering outstanding Ingram Industries options and stock appreciation rights (“SARs”) held by current or former employees or directors of Ingram Industries, its former subsidiary, Ingram Entertainment, or their subsidiaries. We converted these options and SARs and exchanged certain Ingram Industries incentive stock units (“ISUs”) for options to purchase shares of our Class A common stock (“Rollover Stock Options”). We determined the exchange values for these options, SARs, and ISUs primarily on the value for the underlying common stock, and these underlying values were determined by the board of directors of Ingram Industries in accordance with the respective plans under which they were issued. A total of approximately 10,989,000 Rollover Stock Options were issued in connection with the split-off. We agreed to register at various times shares of Class A common stock issuable upon the exercise of Rollover Stock Options. We have completed several registrations with respect to shares of Class A common stock issuable upon exercise of Rollover Stock Options, and the registration statements that we have agreed to keep current are described below.

      The Ingram Family Stockholders, their permitted transferees, and the other shareowners of Ingram Industries who received shares of Class B common stock in the split-off entered into a registration rights agreement which grants demand registration rights following the closing of our initial public offering in November 1996. These demand registration rights may be exercised by the QTIP Trust for all or any portion (subject to certain minimum thresholds) of the shares of Class B common stock owned by the QTIP Trust, one or more of the other Ingram Family Stockholders and certain of their permitted transferees on up to three occasions during the 84-month period following the closing of the initial public offering; provided that we are not obligated to effect: (1) any registration requested by the QTIP Trust unless the QTIP Trust has furnished us with an opinion of counsel to the effect that such registration and any subsequent sale will not affect the tax-free nature of the split-off, or (2) more than one demand registration during any 12-month period. The registration rights agreement also grants one demand registration right (subject to certain minimum thresholds) to other members of the Ingram Family Stockholders (which may only be exercised during the 84-month period following November 1, 1996).

      We agreed that we will not grant any registration rights to any other person that are more favorable than those granted under the registration rights agreement or provide for the exercise of demand registration rights sooner than three months following a public offering in which such person was entitled to include its shares, unless the number of shares requested to be included in such public offering exceeded 125% of the number of shares actually included.

      The registration rights agreement provides that the parties to the agreement are entitled to unlimited “piggyback” registration rights in connection with any proposed registration of equity securities by us (with certain specified exceptions) during the 84-month period following the completion of the initial public offering in November 1996. Employees who purchased shares of Class B common stock in our July 1996 employee offering are bound by the provisions of the registration rights agreement as if the employees were parties to the agreement, and are also entitled to the “piggyback” registration rights.

      The registration rights agreement contains other provisions regarding reduction of the size of an offering that has been determined by the underwriters to have exceeded its maximum potential size and contains certain customary provisions, including those relating to holdback arrangements, registration procedures, indemnification, contribution and payment of fees and expenses.

      We filed a registration statement on Form S-3 covering 10,949,298 shares of Class A common stock that was declared effective on November 20, 1997. It relates to our offer and sale of up to 2,485,944 shares of Class A common stock upon the exercise of options under the Ingram Micro Rollover Option Plan and up to 250,000 shares under the Ingram Micro Amended and Restated 1996 Equity Incentive Plan. It also relates to the offer and sale by our 401(k) plan, the Ingram Thrift Plan, and the Ingram Entertainment Thrift Plan of a total of 8,213,354 shares of our Class A common stock (resulting from the conversion of shares of Class B common stock held by these plans). We have agreed to keep the registration statement current.

      In connection with our December 1999 sale of shares of common stock of SOFTBANK Corp., a Japanese corporation, we issued to Softbank warrants to purchase 1,500,000 shares of our common stock. This warrant has an exercise price of $13.25 per share, was immediately exercisable and had a term of five years. We also entered into a registration agreement with Softbank requiring us to register the resale from time to time of the shares of common stock issuable upon exercise of the warrant. We filed a registration statement on Form S-3 with respect to these shares, which was declared effective on May 18, 2000. Softbank is under no obligation to sell its shares, and we do not know when or if Softbank will sell its shares. We have agreed to keep the registration statement effective generally until December 3, 2005.

      We extended a $200,000 loan to an executive officer, Guy P. Abramo, to assist him with the purchase of his home at an interest rate of 5.50% per annum. We agreed to forgive 20% of the outstanding principal and interest on April 1st of each year, commencing April 1, 2000, if Mr. Abramo continues to be an employee in good standing with us on each such date. Additionally, we agreed to provide tax equalization payments to cover the taxes that Mr. Abramo may be liable to pay in connection with such forgiveness arrangement. As a result of Mr. Abramo’s being an employee in good standing on each of April 1, 2000 and April 1, 2001, we forgave $54,872 ($40,000 in principal and $14,872 in interest) and $48,752 ($40,000 in principal and $8,752 in interest), respectively, on such dates. As of April 5, 2001, Mr. Abramo’s outstanding loan amount was $120,072.

      In connection with our request that Kevin Murai, an executive officer, relocate from Canada to the United States as president of Ingram Micro U.S., we extended three loans to Mr. Murai. First, to assist Mr. Murai and his family’s transfer to and purchase of a home in Southern California, we extended a $300,000 loan to Mr. Murai, at an interest rate of 6.43% per annum. We agreed to forgive 20% of the outstanding principal and interest on May 1st of each year, commencing May 1, 2001, if Mr. Murai continues to be an employee in good standing with us on each such date. Additionally, we agreed to provide payments to cover the taxes that Mr. Murai may be liable to pay in connection with such forgiveness arrangement. As of April 5, 2001, Mr. Murai’s outstanding loan amount was $316,648.

      Second, Mr. Murai’s relocation to the United States in January 2000 triggered additional tax obligations by Mr. Murai to the Canadian and U.S. tax authorities, and we extended two loans to assist him with meeting such increased tax liabilities. Mr. Murai received a grant of restricted stock shares in October 1999 as president of Ingram Micro Canada. He was required to pay Canadian taxes on these unvested shares of restricted stock when he relocated to the United States. Mr. Murai was also required to pay U.S. taxes when 50% of these restricted stock shares vested in October 2000. In connection with payment of such additional tax obligations, we extended a $30,188 loan at an interest rate of 5.94% per annum to Mr. Murai. We agreed to waive all of the interest if Mr. Murai repays the principal in full on its due date of December 31, 2003. We also agreed to provide payments to cover the taxes that Mr. Murai may be liable to pay in connection with such waiver of interest arrangement. As of April 5, 2001, Mr. Murai’s outstanding loan amount on his tax loan was $30,764.

      In addition, as a result of his relocation from Canada to the U.S., Mr. Murai was “double-taxed” by the Canadian and U.S. tax authorities on his personal income. We extended an interest-free $182,000 tax advance to Mr. Murai to cover the difference between Mr. Murai’s Canadian and U.S. tax obligations relating to his relocation from Canada to the United States. Mr. Murai has agreed to repay this advance on the earlier of receipt of certain Canadian tax credits or December 31, 2001. We have agreed to provide payments to cover the taxes that Mr. Murai may be liable to pay in connection with the waiver of interest arrangement.

DESCRIPTION OF THE NOTES

      Ingram Micro will issue the exchange notes under an Indenture, dated as of August 16, 2001, between Ingram Micro, as issuer, and Bank One Trust Company, N.A., as trustee. The exchange notes offered hereby will be treated as a single class with the restricted notes issued under the indenture, and any Additional Notes issued under the indenture, for all purposes under the indenture. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, and are identical to the terms of the restricted notes, except that the transfer restrictions and registration rights relating to the restricted notes do not apply to the exchange notes.

      The following is a summary of the material provisions of the indenture but does not restate the indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading “— Definitions.” We urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. A copy of the proposed form of Indenture is available upon request from Ingram Micro. For purposes of this “Description of the Notes,” the term “Ingram Micro” means Ingram Micro and its successors under the indenture, excluding its subsidiaries.

General

      The notes are unsecured senior subordinated obligations of Ingram Micro, initially limited to $200 million aggregate principal amount. The notes will mature on August 15, 2008. Subject to the covenants described below under “— Covenants” and applicable law, Ingram Micro may issue additional notes (“Additional Notes”) under the indenture.

      The notes will initially bear interest at 9.875% per annum from August 16, 2001, or from the most recent interest payment date to which interest has been paid. Interest on the notes will be payable semiannually on February 15 and August 15 of each year, commencing February 15, 2002. Interest will be paid to Holders of record at the close of business on the February 1 or August 1 immediately preceding the Interest Payment Date. Interest is computed on the basis of a 360-day year of twelve 30-day months on a U.S. corporate bond basis.

      If by February 16, 2002 Ingram Micro has not consummated the exchange offer for the restricted notes or caused a shelf registration statement with respect to resales of the restricted notes to be declared effective, the annual interest rate on the notes will increase by 0.5% until the consummation of this exchange offer or the effectiveness of a shelf registration statement. See “— Registration Rights.”

      The notes may be exchanged or transferred at the office or agency of Ingram Micro in the Borough of Manhattan, the City of New York. Initially, the corporate trust office of the Trustee in New York, New York will serve as such office. If you give Ingram Micro wire transfer instructions, Ingram Micro will pay all principal, premium and interest on your notes to an account maintained with a bank located in the United States in accordance with your instructions. If you do not give Ingram Micro wire transfer instructions, payments of principal, premium and interest will be made at the office or agency of the paying agent, which will initially be the Trustee, unless Ingram Micro elects to make interest payments by check mailed to the Holders.

      The restricted notes are and the exchange notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and integral multiples of $1,000. See “— Book-Entry; Delivery and Form.” No service charge will be made for any registration of transfer or exchange of notes, but Ingram Micro may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with the transfer or exchange.

Optional Redemption

      Ingram Micro may redeem the notes at any time on or after August 15, 2005. The redemption price for the notes (expressed as a percentage of principal amount), will be as follows, plus accrued interest to the redemption date:

If redeemed during the
12-month period commencing	Redemption Price

August 15, 2005	104.938%
August 15, 2006	102.469
August 15, 2007 and thereafter	100.000%

      In addition, at any time, or from time to time, on or prior to August 15, 2004, Ingram Micro may redeem up to 35% of the principal amount of the notes with the Net Cash Proceeds of one or more sales of its Capital Stock (other than Disqualified Stock) at a redemption price (expressed as a percentage of principal amount) of 109.875%, plus accrued interest to the redemption date; provided that at least 65% of the aggregate principal amount of the notes originally issued on the Closing Date remains outstanding after each such redemption and notice of any such redemption is mailed within 90 days of each such sale of Capital Stock.

      Ingram Micro will give not less than 30 days’ nor more than 60 days’ notice of any redemption. If less than all of the notes are to be redeemed, selection of the notes for redemption will be made by the Trustee:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or

(2) if the notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

However, no note of $1,000 in principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption as long as Ingram Micro has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the indenture.

Ranking

General

      The notes are senior subordinated Indebtedness of Ingram Micro. This means that the payment of the principal, premium and interest on the notes is subordinated to the prior payment in full of all existing and future Senior Indebtedness of Ingram Micro. In addition, the notes are effectively subordinated to all existing and future liabilities of Ingram Micro’s Subsidiaries. See “Risk Factors — Risk Factors Relating to the Notes — Your right to receive payments on the notes will be junior to the senior credit facilities and possibly to all of our future borrowings.” However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under “— Defeasance” below, will not be subordinated to any Senior Indebtedness or subject to the restrictions described below.

      As of June 30, 2001, after giving effect to the offering of the restricted notes and the application of the offering proceeds, Ingram Micro (not including its Subsidiaries) would have had $82 million of Senior Indebtedness outstanding, including off-balance sheet financing of $81 million, and no secured Indebtedness outstanding. In addition, our subsidiaries have substantial liabilities and there are no limitations in the indenture on our subsidiaries’ ability to incur additional liabilities. Approximately $2.4 billion was available for borrowing as additional senior debt under our current senior credit facilities and accounts receivable programs, subject to certain conditions.

Terms of Subordination

      Except with respect to the money, securities or proceeds held under any defeasance trust established in accordance with the indenture, upon any payment or distribution of assets or securities of Ingram Micro of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of Ingram Micro, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness shall first be paid in full, in cash or cash equivalents, before the Holders of the notes or the Trustee on behalf of such Holders shall be entitled to receive:

(1) any payment by, or on behalf of, Ingram Micro on account of Senior Subordinated Obligations,

(2) any payment to acquire any of the notes for cash, property or securities or

(3) any distribution with respect to the notes of any cash, property or securities.

      Before any payment may be made by, or on behalf of, Ingram Micro on any Senior Subordinated Obligations (other than with the money, securities or proceeds held under any defeasance trust established in accordance with the indenture), upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets or securities of Ingram Micro of any kind or character, whether in cash, property or securities, to which the Holders of the notes or the Trustee on behalf of such Holders would be entitled, but for the subordination provisions of the indenture, shall be made by Ingram Micro or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person making such payment or distribution or by the Holders of the notes or the Trustee if received by them or it, directly to the holders of the Senior Indebtedness (proportionately to such holders as their respective interests may appear) or their representatives or to any trustee or trustees under any indenture pursuant to which any such Senior Indebtedness may have been issued, as their respective interests appear, to the extent necessary to pay all such Senior Indebtedness in full, in cash or cash equivalents after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness.

      The words “cash, property or securities” do not include securities of Ingram Micro or any other corporation provided for by a plan of reorganization or readjustment that are subordinated, at least to the extent that the notes are subordinated, to the payment of all Senior Indebtedness then outstanding; provided that:

(1) this does not cause the notes to be treated in any case or proceeding or similar event described above as part of the same class of claims as the Senior Indebtedness or any class of claims pari passu with, or senior to, the Senior Indebtedness for any payment or distribution;

(2) if a new corporation results from such reorganization or readjustment, such corporation assumes the Senior Indebtedness; and

(3) the rights of the holders of the Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment.

      No direct or indirect payment by or on behalf of Ingram Micro of Senior Subordinated Obligations (other than with the money, securities or proceeds held under any defeasance trust established in accordance with the indenture), whether pursuant to the terms of the notes or upon acceleration or otherwise shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations on any Senior Indebtedness of Ingram Micro and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Senior Indebtedness. In addition, during the continuance of any other event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated, upon receipt by the Trustee of written notice from the trustee or other representative for the holders of such Designated Senior Indebtedness (or the holders of at least a majority in principal amount of such Designated Senior Indebtedness then outstanding), no payment of Senior Subordinated Obligations (other than with the money, securities or proceeds held under any defeasance trust established in accordance with the indenture) may be made by or on behalf of Ingram Micro upon or in respect of the notes for a period (a “Payment Blockage Period”) commencing on the date of receipt of such notice and ending 179 days thereafter (unless, in each case, such Payment Blockage Period shall be terminated by written notice to the Trustee from such trustee of, or other representatives for, such holders or by payment in full in cash or cash equivalents of such Designated Senior Indebtedness or such event of default has been cured or waived). Not more than one Payment Blockage Period may be commenced with respect to the notes during any period of 360 consecutive days. Notwithstanding anything in the indenture to the contrary, there must be 180 consecutive days in any 360-day period in which no Payment Blockage Period is in effect. No event of default that existed or was continuing (it being acknowledged that any subsequent action that would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose) on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or shall be made, the basis for the commencement of a second Payment Blockage Period by the representative for, or the holders of, such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

      To the extent any payment of Senior Indebtedness (whether by or on behalf of Ingram Micro, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Senior Indebtedness or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent the obligation to repay any Senior Indebtedness is declared to be fraudulent, invalid, or otherwise set aside under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then the obligation so declared fraudulent, invalid or otherwise set aside (and all other amounts that would come due with respect thereto had such obligation not been so affected) shall be deemed to be reinstated and outstanding as Senior Indebtedness for all purposes hereof as if such declaration, invalidity or setting aside had not occurred.

No Sinking Fund

      There will be no sinking fund payments for the notes.

Registration Rights

      The following is a summary of certain material provisions of the Registration Rights Agreement. A copy of the Registration Rights Agreement is available from Ingram Micro upon request.

      In the event that applicable interpretations of the staff of the Securities and Exchange Commission do not permit Ingram Micro to effect the exchange offer, the exchange offer is not for any other reason consummated on or prior to February 16, 2002, or under other specified circumstances, Ingram Micro will, at its cost, use its reasonable best efforts to cause to become effective a shelf registration statement (the “Shelf Registration Statement”) with respect to resales of restricted notes. Ingram Micro will use its reasonable best efforts to keep such Shelf Registration Statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act after the Closing Date, or such shorter period that will terminate when all notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. Ingram Micro will, in the event of such a shelf registration, provide to each Holder copies of the related prospectus, notify each Holder when the Shelf Registration Statement for the notes has become effective and take certain other actions as are required to permit resales of the notes under the Shelf Registration Statement. A Holder that sells its notes pursuant to the Shelf Registration Statement:

(1) generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers;

(2) will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales; and

(3) will be bound by the provisions of the Registration Rights Agreement that are applicable to such a Holder (including indemnification obligations).

      In the event that the exchange offer is not consummated and a Shelf Registration Statement is not declared effective on or prior to February 16, 2002, the annual interest rate borne by the notes will be increased by 0.5% over the rate shown on the cover page of this prospectus. Once the exchange offer is consummated or a Shelf Registration Statement is declared effective, the annual interest rate borne by the notes shall be changed to again be the rate shown on the cover page of this prospectus.

Covenants

Overview

      In the indenture, Ingram Micro has agreed to covenants that limit its and its Restricted Subsidiaries’ ability, among other things, to:

•	incur additional debt;

•	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

•	place limitations on distributions from Restricted Subsidiaries;

•	issue or sell capital stock of Restricted Subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into transactions with affiliates;

•	create liens; and

•	effect mergers.

      However, upon the occurrence of a Fall-away Event described below under “— Fall-away Event,” the Holders of the notes will be entitled to substantially no covenant protection.

      In addition, if a Change of Control occurs, each Holder of notes will have the right to require Ingram Micro to repurchase all or a part of the Holder’s notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase.

Fall-away Event

      Ingram Micro’s and its Restricted Subsidiaries’ obligations to comply with the provisions of the indenture described below under the captions “— Limitation on Indebtedness,” “— Limitation on Restricted Payments,” “— Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,” “— Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries,” “— Limitation on Issuances of Guarantees by Restricted Subsidiaries,” “— Limitation on Transactions with Affiliates,” “— Limitation on Asset Sales,” and “Consolidation, Merger and Sale of Assets” will terminate if and when the notes achieve Investment Grade Status; provided that Ingram Micro’s and its Restricted Subsidiaries’ obligations to comply with such provisions shall be reinstated as to events occurring after a Downgrading Event, subject to the terms, conditions and obligations set forth in the indenture, provided that compliance with respect to Restricted Payments made after the time of such Downgrading Event will be calculated as if the “Limitation on Restricted Payments” covenant had been in effect at all times since the Closing Date. Notwithstanding the foregoing, neither (1) the continued existence after the date of such Downgrading Event of facts and circumstances or Obligations that were Incurred or otherwise came into existence during the period of time that the notes were Investment Grade Status nor (2) the performance of any such Obligations shall constitute a breach of any covenant set forth in the indenture or otherwise cause a Default or Event of Default; provided that (x) neither Ingram Micro nor any Restricted Subsidiary Incurred or otherwise caused any such fact, circumstance or Obligation to exist while in anticipation of a Downgrading Event and (y) Ingram Micro reasonably believed at the time such fact, circumstance or Obligation was Incurred or otherwise caused that such Incurrence or other action would not result in a Downgrading Event.

Limitation on Indebtedness

      (a)  Ingram Micro will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the notes and other Indebtedness existing on the Closing Date); provided that, if no Default or Event of Default shall have occurred or be continuing at the time of or as a consequence of the Incurrence of any such Indebtedness, Ingram Micro and its Restricted Subsidiaries may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.5:1.

      Notwithstanding the foregoing, Ingram Micro and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

(1) Indebtedness, which may include Indebtedness Incurred pursuant to one or more credit facilities with banks or other lenders, which, together with other Indebtedness then classified under this clause (1), does not exceed in principal amount, at the time so Incurred, 70% of the consolidated book value of Ingram Micro’s Accounts Receivable;

(2) Indebtedness owed (A) to Ingram Micro evidenced by (x) an unsubordinated promissory note or (y) a subordinated promissory note issued by a Securitization Entity in connection with a Qualified Securitization Transaction or (B) to any Restricted Subsidiary; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Ingram Micro or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2);

(3) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness outstanding under clause (2) or (5)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus accrued interest, fees, expenses and the amount of any premium reasonably determined by Ingram Micro as necessary to accomplish such refinancing or refunding by means of a tender offer, exchange offer or privately negotiated repurchase); provided that (a) Indebtedness the proceeds of which are used to refinance or refund the notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the notes shall only be permitted under this clause (3) if (x) in case such notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining notes or (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Indebtedness to be refinanced is subordinated to the notes, (b) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the earlier of (x) the Stated Maturity of the Indebtedness to be refinanced or refunded and (y) February 15, 2009, (c) the Average Life of such new Indebtedness is at least equal to the lesser of (x) the remaining Average Life of the Indebtedness to be refinanced or refunded and (y) the Average Life of Indebtedness having a Stated Maturity of February 15, 2009 with respect to all principal of such Indebtedness, and (d) such new Indebtedness is Incurred by Ingram Micro or by the Restricted Subsidiary who is the obligor on the Indebtedness to be refinanced or refunded;

(4) Indebtedness of Ingram Micro, to the extent the net proceeds thereof are promptly (A) used to purchase notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the notes as described under “Defeasance”;

(5) Note Guarantees and Guarantees of Indebtedness of Ingram Micro by any Restricted Subsidiary; provided that the Guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant;

(6) Guarantees by Ingram Micro or any Restricted Subsidiary of Indebtedness of Ingram Micro or any Restricted Subsidiary otherwise permitted to be Incurred under this “Limitation on Indebtedness” covenant; provided that any Guarantee of such Indebtedness by a Restricted Subsidiary is permitted by and made in accordance with the “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant;

(7) Indebtedness that is an endorsement of bank drafts and similar negotiable instruments for collection or deposit in the ordinary course of business; and

(8) Indebtedness (which is in addition to Indebtedness permitted under clauses (1) through (7) above and may include Indebtedness Incurred pursuant to one or more credit facilities with banks or other lenders) which, together with other Indebtedness then classified under this clause (8), does not exceed in principal amount, at the time so Incurred, $550 million.

      (b)  Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Indebtedness” covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

      (c)  For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant,

(x) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included; and

(y) any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant shall not be treated as Indebtedness.

For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, including under the first paragraph of part (a), Ingram Micro, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness.

Limitation on Senior Subordinated Indebtedness

      Ingram Micro will not Incur any Indebtedness that is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is pari passu with, or subordinated in right of payment to, the notes; provided that the foregoing limitation shall not apply (a) to distinctions between categories of Senior Indebtedness that exist by reason of any Liens or Guarantees arising or created in respect of some but not all of such Senior Indebtedness or (b) Indebtedness that exists by reason of any transaction permitted by, and complying with, the provisions of the covenants described under “Consolidation, Merger and Sale of Assets.”

Limitation on Restricted Payments

      (a)  Ingram Micro will not, and will not permit any Restricted Subsidiary to, directly or indirectly,

(1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock, (y) pro rata dividends or distributions on Capital Stock of Restricted Subsidiaries held by minority shareowners held by Persons other than Ingram Micro or any of its Restricted Subsidiaries and (z) any such dividend or distribution made by a Restricted Subsidiary to the extent not reflected in the consolidated financial statements of Ingram Micro prepared in accordance with GAAP),

(2) purchase, call for redemption or redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) Ingram Micro (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of Ingram Micro (other than a Restricted Subsidiary),

(3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of Ingram Micro that is subordinated in right of payment to the notes or

(4) make any Investment, other than a Permitted Investment, in any Person

(such payments or any other actions described in clauses (1) through (4) above being collectively referred to as “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A) a Default or Event of Default shall have occurred and be continuing,

(B) Ingram Micro could not Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the “Limitation on Indebtedness” covenant or

(C) the aggregate amount of all Restricted Payments (except as set forth in the subsection (b) below) made after the Closing Date shall exceed the sum of:

(1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter commencing immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee plus

(2) 100% of the aggregate Net Cash Proceeds (except as set forth in subsection (b) supra) received by Ingram Micro after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of Ingram Micro, including an issuance or sale permitted by the indenture of Indebtedness of Ingram Micro for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of Ingram Micro, or from the issuance to a Person who is not a Subsidiary of Ingram Micro of any options, warrants or other rights to acquire Capital Stock of Ingram Micro (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes) plus

(3) an amount equal to the sum of (x) the net reduction in Investments (other than reductions in Permitted Investments) made subsequent to the Closing Date in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to Ingram Micro or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by Ingram Micro or any Restricted Subsidiary in such Person or Unrestricted Subsidiary and (y) the Net Cash Proceeds from any sale, subsequent to the Closing Date, of shares of Capital Stock of Softbank Corp. owned, directly or indirectly, by Ingram Micro on the Closing Date.

      The foregoing provision shall not be violated by reason of:

(1) the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with the preceding paragraph;

(2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the notes, including accrued interest, fees, expenses and the amount of any premium reasonably determined by Ingram Micro as necessary to accomplish such refinancing or refunding by means of a tender offer, exchange offer or privately negotiated repurchase, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (3) of the second paragraph of part (a) of the “Limitation on Indebtedness” covenant;

(3) the repurchase, redemption or other acquisition of Capital Stock of Ingram Micro (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of Ingram Micro, or options, warrants or other rights to acquire such Capital Stock; provided that such options, warrants or other rights are not redeemable prior to the Stated Maturity of the notes;

(4) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness which is subordinated in right of payment to the notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of Ingram Micro, or options, warrants or other rights to acquire such Capital Stock; provided that such options, warrants or other rights are not redeemable prior to the Stated Maturity of the notes;

(5) payments or distributions, to dissenting shareowners pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of Ingram Micro that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Ingram Micro;

(6) investments acquired as a result of a capital contribution or in exchange for, or out of the proceeds of a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of Ingram Micro; provided that the term “substantially concurrent” means any time within the six-month period commencing on the date of such investment;

(7) the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(8) the declaration or payment of dividends on Capital Stock (other than Disqualified Stock) of Ingram Micro in an aggregate annual amount not to exceed 6% of the Net Cash Proceeds received by Ingram Micro after the Closing Date from the sale of (x) such Capital Stock and (y) Indebtedness of Ingram Micro upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of Ingram Micro;

(9) the purchase, redemption, retirement or other acquisition for value of shares of Capital Stock of Ingram Micro (or options, warrants or other rights to purchase such Capital Stock) held by employees of Ingram Micro or any Restricted Subsidiary upon the death, disability, retirement, termination of employment of such employee, or otherwise, pursuant to contractual requirements of agreements existing on the Closing Date, final settlements, judgments or court orders, and any purchase, redemption, retirement or other acquisition for value of shares of Capital Stock of Ingram Micro or other rights to purchase such Capital Stock deemed to occur upon any cancellation or forgiveness of loans to employees of Ingram Micro or any Restricted Subsidiary and additional purchases, redemptions, retirements or other acquisitions of Capital Stock of Ingram Micro (or options, warrants or other rights to purchase such Capital Stock); provided that the aggregate consideration paid in any fiscal year for such additional purchases, redemptions, retirements or other acquisitions for value does not exceed $2 million in the aggregate, provided that any amounts unutilized in any fiscal year may be used in future fiscal years;

(10) the payment of stated dividends on or with respect to Disqualified Stock of Ingram Micro or any Restricted Subsidiary and on or with respect to Preferred Stock of any Restricted Subsidiary, provided that such Disqualified Stock or Preferred Stock was permitted to be Incurred pursuant to the “Limitation on Indebtedness” covenant; or

(11) Restricted Payments in an aggregate amount not to exceed $75 million.

provided that, except in the case of clauses (1), (2), (3) and (9), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

      (b)  Each Restricted Payment permitted pursuant to the preceding paragraph (other than a Restricted Payment referred to in clause (2) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof and an Investment acquired as a capital contribution or in exchange for Capital Stock referred to in clause (6) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3), (4) or (6), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of Ingram Micro are used for the redemption, repurchase or other acquisition of the notes, or Indebtedness that is pari passu with the notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

      (c)  For purposes of determining compliance with this “Limitation on Restricted Payments” covenant,

(1) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors or a financial officer of Ingram Micro; and

(2) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this “Limitation on Restricted Payments” covenant, Ingram Micro, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      Ingram Micro will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by Ingram Micro or any other Restricted Subsidiary, (2) pay any Indebtedness owed to Ingram Micro or any other Restricted Subsidiary, (3) make loans or advances to Ingram Micro or any other Restricted Subsidiary or (4) transfer any of its property or assets to Ingram Micro or any other Restricted Subsidiary.

      The foregoing provisions shall not restrict any encumbrances or restrictions:

(1) existing on the Closing Date in the indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(2) existing under or by reason of applicable law;

(3) existing with respect to any Person or the property or assets of such Person acquired by Ingram Micro or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any extensions, refinancings, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(4) in the case of clause (4) of the first paragraph of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant:

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Ingram Micro or any Restricted Subsidiary not otherwise prohibited by the indenture or

(C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Ingram Micro or any Restricted Subsidiary in any manner material to Ingram Micro or any Restricted Subsidiary;

(5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary;

(6) existing under or by reason of any Indebtedness or other contractual requirement in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to the Securitization Entity or other Restricted Subsidiary that is a party to such Qualified Securitization Transaction; or

(7) contained in Indebtedness permitted to be Incurred subsequent to the Closing Date pursuant to the “Limitation on Indebtedness” covenant; provided that any such encumbrances or restrictions are ordinary or customary with respect to the type of Indebtedness Incurred (under the relevant circumstances) and that the Board of Directors or any financial officer of Ingram Micro determines that any such encumbrance or restriction will not materially adversely affect Ingram Micro’s ability to make principal or interest payments on the notes.

      Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent Ingram Micro or any Restricted Subsidiary from:

(1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or

(2) restricting the sale or other disposition of property or assets of Ingram Micro or any of its Restricted Subsidiaries that secure Indebtedness of Ingram Micro or any of its Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

      Ingram Micro will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) to any Person other than Ingram Micro or a Wholly Owned Restricted Subsidiary unless, after giving effect to such issuance or sale (or the exercise of such options, warrants or other rights), either:

(1) such Restricted Subsidiary continues to be a Restricted Subsidiary, or

(2) such Restricted Subsidiary ceases to be a Restricted Subsidiary and Ingram Micro and its other Restricted Subsidiaries retain:

(a) none of the Capital Stock of such Restricted Subsidiary, or

(b) an Investment in such Restricted Subsidiary that would have been permitted pursuant to the “Limitation on Restricted Payments” covenant.

The foregoing shall not apply to issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law.

Limitation on Issuances of Guarantees by Restricted Subsidiaries

      Ingram Micro will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness (“Guaranteed Indebtedness”) of Ingram Micro which is pari passu with or subordinate in right of payment to the notes unless:

(a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Note Guarantee by such Restricted Subsidiary and

(b) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Ingram Micro or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Note Guarantee until the notes have been paid in full.

      If the Guaranteed Indebtedness is (A) pari passu in right of payment with the notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu in right of payment with, or subordinated to, the Note Guarantee or (B) subordinated in right of payment to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Note Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the notes. The Note Guarantee may be subordinated to the Senior Indebtedness of the Subsidiary Guarantor to the same extent as the notes are subordinated to the Senior Indebtedness of Ingram Micro.

      Notwithstanding the foregoing, any Note Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon any

(1) sale, exchange or transfer, to any Person not an Affiliate of Ingram Micro, of all of Ingram Micro’s and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the indenture) or upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the indenture; or

(2) the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Affiliates

      Ingram Micro will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any Affiliate of Ingram Micro or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to Ingram Micro or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such an Affiliate.

      The foregoing limitation does not limit, and shall not apply to:

(1) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which Ingram Micro or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, valuation or appraisal firm stating that the transaction is fair to Ingram Micro or such Restricted Subsidiary from a financial point of view;

(2) any transaction solely between Ingram Micro and any of its Restricted Subsidiaries or solely among Restricted Subsidiaries;

(3) the payment of reasonable and customary regular fees and compensation to (including issuances and grants of securities and stock options pursuant to employment agreements and stock option and ownership plans for the benefit of) directors of Ingram Micro who are not employees of Ingram Micro and indemnification arrangements entered into by Ingram Micro in the ordinary course of business and consistent with past practices of Ingram Micro;

(4) any payments or other transactions pursuant to any agreement in effect on the Closing Date and filed by Ingram Micro with the SEC as an exhibit to its most recent annual report or any of its subsequently filed quarterly or periodic reports, and any transactions contemplated thereby (including pursuant to any amendment thereto or any replacement agreements thereof, so long as such amendment or replacement is not more disadvantageous to the Holders in any material respect than the agreement in effect on the Closing Date);

(5) loans and advances to employees and officers of Ingram Micro and its Restricted Subsidiaries in connection with the exercise of rights under Ingram Micro’s or such Restricted Subsidiaries’ stock-based plans;

(6) agreements with or for the benefit of employees of Ingram Micro of any of its Subsidiaries regarding bridge loans and other loans necessitated by the relocation of Ingram Micro’s or other such Subsidiary’s business or employees, or regarding short-term hardship advances;

(7) transactions permitted by, and complying with, the provisions of the covenants described under “Consolidation, Merger and Sale of Assets”;

(8) any payments or other transactions pursuant to any tax-sharing agreement between Ingram Micro and any other Person with which Ingram Micro files a consolidated tax return or with which Ingram Micro is part of a consolidated group for tax purposes;

(9) any sale of shares of Capital Stock (other than Disqualified Stock) of Ingram Micro;

(10) transactions effected as part of a Qualified Securitization Transaction otherwise permitted under the indenture; or

(11) any Permitted Investments or any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this “Limitation on Transactions with Affiliates” covenant and not covered by clauses (2) through (11) of this paragraph the aggregate amount of which exceeds $20 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above.

Limitation on Liens

      Ingram Micro will not Incur any Indebtedness secured by a Lien (“Secured Indebtedness”) that is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the notes equally and ratably with (or, if the Secured Indebtedness is subordinated in right of payment to the notes, prior to) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

      The foregoing limitation does not apply to:

(1) Liens on, or sales of, receivables or other Liens on assets transferred to a Securitization Entity or on assets of a Securitization Entity, in either case incurred in connection with a Qualified Securitization Transaction;

(2) Liens existing on the Closing Date;

(3) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the “Limitation on Indebtedness” covenant, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

(4) Liens securing the notes; or

(5) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to Ingram Micro or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to Ingram Micro or such Wholly Owned Restricted Subsidiary.

Limitation on Asset Sales

      Ingram Micro will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

(1) the consideration received by Ingram Micro or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of; and

(2) at least 75% of the consideration received consists of (a) cash or Temporary Cash Investments, (b) the assumption of Senior Indebtedness of Ingram Micro or Indebtedness of any other Restricted Subsidiary (in each case, other than Indebtedness owed to Ingram Micro or any Affiliate of Ingram Micro), provided that Ingram Micro or such Restricted Subsidiary is irrevocably and unconditionally released in writing from all liability under such Indebtedness or (c) Replacement Assets.

      In the event and to the extent that the Net Cash Proceeds received by Ingram Micro or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of Ingram Micro and its Subsidiaries has been filed with the SEC or provided to the Trustee), then Ingram Micro shall or shall cause the relevant Restricted Subsidiary to:

(1) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets,

(A) apply an amount equal to such excess Net Cash Proceeds to repay Senior Indebtedness of Ingram Micro or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than Ingram Micro or any Affiliate of Ingram Micro, or

(B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in Replacement Assets, and

(2) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraph of this “Limitation on Asset Sales” covenant.

      The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute “Excess Proceeds.”

      If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $75 million, Ingram Micro must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders of the notes (and if required by the terms of any Indebtedness that is pari passu with the notes (“Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of the notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of their principal amount, plus, in each case, accrued interest (if any) to the Payment Date.

Repurchase of Notes upon a Change of Control

      Ingram Micro must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the Payment Date.

      There can be no assurance that Ingram Micro will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of notes) required by the foregoing covenant (as well as covenants that may be contained in other securities of Ingram Micro which might be outstanding at the time).

      The above covenant requiring Ingram Micro to repurchase the notes will, unless consents are obtained, require Ingram Micro to repay all indebtedness then outstanding which by its terms would prohibit such note repurchase, either prior to or concurrently with such note repurchase.

      Ingram Micro will not be required to make an Offer to Purchase upon the occurrence of a Change of Control, if a third party makes an offer to purchase the notes in the manner, at the times and price and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control and purchases all notes validly tendered and not withdrawn in such offer to purchase.

SEC Reports and Reports to Holders

      Whether or not Ingram Micro is then required to file reports with the SEC, Ingram Micro shall file with the SEC all such reports and other information as it would be required to file with the SEC by Section 13(a) or 15(d) under the Securities Exchange Act of 1934 if it were subject thereto. Ingram Micro shall supply to the Trustee and to each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information.

Events of Default

      The following events will be defined as “Events of Default” in the indenture:

(a) default in the payment of principal of (or premium, if any, on) any note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, whether or not such payment is prohibited by the provisions described above under “— Ranking”;

(b) default in the payment of interest on any note when the same becomes due and payable, and such default continues for a period of 30 days, whether or not such payment is prohibited by the provisions described above under “— Ranking”;

(c) Ingram Micro defaults in the performance of or breaches any other covenant or agreement in the indenture or under notes (other than a default specified in clause (a) or (b) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the notes;

(d) there occurs with respect to any issue or issues of Indebtedness of Ingram Micro or any Significant Subsidiary having an outstanding principal amount of $50 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (A) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 60 days of such acceleration and/or (B) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(e) any final judgment or order (not covered by insurance) for the payment of money in excess of $50 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Ingram Micro or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $50 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(f) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of Ingram Micro or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Ingram Micro or any Significant Subsidiary or for all or substantially all of the property and assets of Ingram Micro or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of Ingram Micro or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

(g) Ingram Micro or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Ingram Micro or any Significant Subsidiary or for all or substantially all of the property and assets of Ingram Micro or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

      If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (f) or (g) above that occurs with respect to Ingram Micro) under the indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the notes, then outstanding, by written notice to Ingram Micro (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable, provided that any such declaration of acceleration shall not become effective until the earlier of (A) five Business Days after receipt of the acceleration notice by the administrative agent of any Senior Indebtedness and (B) acceleration of the maturity of any Senior Indebtedness.

      In the event of a declaration of acceleration because an Event of Default set forth in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) shall be remedied or cured by Ingram Micro or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

      If an Event of Default specified in clause (f) or (g) above occurs with respect to Ingram Micro, the principal of, premium, if any, and accrued interest on the notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

      The Holders of at least a majority in principal amount outstanding of the notes by written notice to Ingram Micro and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

(x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and

(y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “— Modification and Waiver.”

      The Holders of at least a majority in aggregate principal amount outstanding of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of notes. A Holder may not pursue any remedy with respect to the indenture or notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding of the notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

      However, such limitations do not apply to the right of any Holder of a note to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the note, which right shall not be impaired or affected without the consent of the Holder.

      Officers of Ingram Micro must certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of Ingram Micro and its Restricted Subsidiaries and Ingram Micro’s and its Restricted Subsidiaries’ performance under the indenture and that Ingram Micro has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Ingram Micro will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the indenture.

Consolidation, Merger and Sale of Assets

      Ingram Micro will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(1) it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets of Ingram Micro (the “Surviving Person”) shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of Ingram Micro’s obligations under the indenture and the notes;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis Ingram Micro, or the Surviving Person, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant; provided that this clause (3) shall not apply to a consolidation, merger or sale of all (but not less than all) of the assets of Ingram Micro if all Liens and Indebtedness of Ingram Micro or the Surviving Person, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of Ingram Micro and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the indenture; and

(4) it delivers to the Trustee an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clause (3)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with;

provided, however, that clauses (3) and (4) above do not apply if, in the good faith determination of the Board of Directors of Ingram Micro, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of Ingram Micro and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Defeasance

      Defeasance and Discharge. The indenture will provide that Ingram Micro will be deemed to have paid and will be discharged from any and all obligations in respect of the notes on the 123rd day after the deposit referred to below, and the provisions of the indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(A) Ingram Micro has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the notes,

(B) Ingram Micro has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of Ingram Micro’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of

Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

(C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Ingram Micro or any of its Subsidiaries is a party or by which Ingram Micro or any of its Subsidiaries is bound,

(D) Ingram Micro is not prohibited from making payments in respect of such notes by the provisions described under “— Ranking” and

(E) if at such time the notes are listed on a national securities exchange, Ingram Micro has delivered to the Trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

      Defeasance of Certain Covenants and Certain Events of Default. The indenture further will provide that the provisions of the indenture will no longer be in effect with respect to clause (3) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants” and clauses (c), (d) and (e) under “Events of Default” shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the notes, the satisfaction of the provisions described in clauses (B)(2), (C), (D) and (E) of the preceding paragraph and the delivery by Ingram Micro to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

      Defeasance and Certain Other Events of Default. In the event Ingram Micro exercises its option to omit compliance with certain covenants and provisions of the indenture with respect to the notes as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, Ingram Micro will remain liable for such payments.

Modification and Waiver

      The indenture may be amended, without the consent of any Holder, to:

(1) cure any ambiguity, defect or inconsistency in the indenture;

(2) comply with the provisions described under “Consolidation, Merger and Sale of Assets” or “Limitation on Issuances of Guarantees by Restricted Subsidiaries”;

(3) comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

(4) evidence and provide for the acceptance of appointment by a successor Trustee; or

(5) make any change that, in the good faith opinion of the Board of Directors, does not materially and adversely affect the rights of any Holder.

      Modifications and amendments of the indenture may be made by Ingram Micro and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount outstanding of the notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, any note,

(2) reduce the principal amount of, or premium, if any, or interest on, any note,

(3) change the optional redemption dates or reduce the optional redemption prices of the notes from that stated under the caption “Optional Redemption,”

(4) change the place or currency of payment of principal of, or premium, if any, or interest on, any note,

(5) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note,

(6) modify the subordination provisions in a manner adverse to the Holders,

(7) waive a default in the payment of principal of, premium, if any, or interest on the notes, or

(8) reduce the percentage or aggregate principal amount of outstanding notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

No Personal Liability of Incorporators, Shareowners, Officers, Directors, or Employees

      No recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Ingram Micro in the indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareowner, officer, director, employee or controlling person of Ingram Micro or of any successor Person thereof. Each Holder, by accepting the notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

      Except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

      The indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of Ingram Micro, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

      The certificates representing the restricted notes were initially issued in fully registered form without interest coupons. Restricted notes sold in offshore transactions in reliance on Regulation S under the Securities Act were initially represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each a “Regulation S Global Note”) and were deposited with the Trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company (“DTC”) for the accounts of Euroclear and Clearstream. Prior to the 40th day after the Closing Date, beneficial interests in the Regulation S Global Notes may only be held through Euroclear or Clearstream, and any resale or transfer of such interests to U.S. persons shall not be permitted during such period unless such resale or transfer is made pursuant to Rule 144A under the Securities Act or Regulation S.

      Restricted notes sold in reliance on Rule 144A are represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each, a “Restricted Global Note”) deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC.

      Each Regulation S Global Note and Restricted Global Note (and any notes issued in exchange therefor) is subject to certain restrictions on transfer set forth therein.

      Restricted notes transferred to institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act (each an “Institutional Accredited Investor”) who are not qualified institutional buyers (as defined in Rule 144A) (“Non-Global Purchasers”) will be in registered form without interest coupons (“Certificated Notes”). Upon the transfer of Certificated Notes initially issued to a Non-Global Purchaser to a qualified institutional buyer or in accordance with Regulation S, such Certificated Notes will, unless the relevant Regulation S Global Note or Restricted Global Note has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in a Regulation S Global Note or a Restricted Global Note.

      The exchange notes will be issued in fully registered form without interest coupons, and will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each, an “Exchange Global Note,” and together with the Regulation S Global Note and the Restricted Global Note, the “Global Notes”) and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC.

      Ownership of beneficial interests in a Global Note is limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in a Restricted Global Note directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

      Investors may hold their interests in a Regulation S Global Note directly through Euroclear or Clearstream, if they are participants in such systems, indirectly through organizations that are participants in such systems, or through organizations other than Euroclear or Clearstream that are participants in the DTC system. On or after the 40th day following the Closing Date, investors may also hold such interests through organizations other than Euroclear or Clearstream that are participants in the DTC system. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through DTC.

      So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the indenture and the notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

      Payments of the principal of, and premium, if any, or interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither Ingram Micro, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Ingram Micro expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. Ingram Micro also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Ingram Micro expects that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose accounts the DTC interests in a Global Note are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participants have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

      Ingram Micro understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

      Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Ingram Micro nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by Ingram Micro within 90 days, Ingram Micro will issue Certificated Notes in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes in accordance with the DTC’s rules and procedures in addition to those provided for under the indenture.

Definitions

      Set forth below are defined terms used in the covenants and other provisions of the indenture. Reference is made to the indenture for other capitalized terms used in this “Description of the Notes” for which no definition is provided.

      “Accounts Receivable” means, as of any date, the accounts receivable of Ingram Micro and its Restricted Subsidiaries, including any retained interest in securitized and/or other similarly financed accounts receivable programs, and an amount equal to the aggregate amounts outstanding under such programs that may be reflected as off-balance sheet, all with respect to Ingram Micro’s consolidated financial statements and related notes most recently filed with the SEC pursuant to the “SEC Reports and Reports to Holders” covenant, giving pro forma effect to any Asset Acquisition or Asset Sale since the date of such balance sheet.

      “Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary assumed in connection with an Asset Acquisition by such Restricted Subsidiary.

      “Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) of Ingram Micro and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

(1) the net income (or loss) of any Person that is not a Restricted Subsidiary;

(2) the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with Ingram Micro or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by Ingram Micro or any of its Restricted Subsidiaries to the extent such net income (or loss) is not included as provided under GAAP;

(3) the net income of any Restricted Subsidiary, provided that the net income of any Restricted Subsidiary shall be included to the extent that such net income is permitted to be paid by or on behalf of such Restricted Subsidiary by any means to its shareowners or to Ingram Micro, whether by dividend or similar distribution, loan or advance (by such Restricted Subsidiary or any other Person);

(4) any gains or losses (on an after-tax basis) attributable to sales of assets outside the ordinary course of business of Ingram Micro and its Restricted Subsidiaries;

(5) solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of paragraph (a) of the “Limitation on Restricted Payments” covenant, any amount paid or accrued as dividends on Preferred Stock of Ingram Micro owned by Persons other than Ingram Micro and any of its Restricted Subsidiaries;

(6) all cumulative effect of changes in accounting principles, all extraordinary gains and solely for purposes of calculating the Interest Coverage Ratio, extraordinary losses; and

(7) all non-cash charges related to employee related stock-based plans;

provided that in the event that any quarter includes a restructuring charge or any other unusual and non-recurring charge for which a portion of the cash payment will be made in subsequent quarters, 25% of that charge shall be recognized in such quarter and each of the three subsequent quarters.

      “Adjusted Consolidated Net Tangible Assets” means the total amount of assets of Ingram Micro and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in conformity with GAAP), after deducting therefrom:

(1) all current liabilities of Ingram Micro and its Restricted Subsidiaries (excluding intercompany items) and

(2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles,

all as set forth on the most recent quarterly or annual consolidated balance sheet of Ingram Micro and its Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the Trustee.

      “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

      “Asset Acquisition” means:

(1) an investment by Ingram Micro or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with Ingram Micro or any of its Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary to the businesses of Ingram Micro and its Restricted Subsidiaries on the date of such investment or

(2) an acquisition by Ingram Micro or any of its Restricted Subsidiaries of the property and assets of any Person other than Ingram Micro or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of Ingram Micro and its Restricted Subsidiaries on the date of such acquisition.

      “Asset Disposition” means the sale or other disposition by Ingram Micro or any of its Restricted Subsidiaries (other than to Ingram Micro or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary or (2) all or substantially all of the assets that constitute a division or line of business of Ingram Micro or any of its Restricted Subsidiaries.

      “Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by Ingram Micro or any of its Restricted Subsidiaries to any Person other than Ingram Micro or any of its Restricted Subsidiaries of:

(1) all or any of the Capital Stock of any Restricted Subsidiary,

(2) all or substantially all of the property and assets of an operating unit or business of Ingram Micro or any of its Restricted Subsidiaries or

(3) any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of Ingram Micro or any of its Restricted Subsidiaries outside the ordinary course of business of Ingram Micro or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the indenture applicable to mergers, consolidations and sales of assets of Ingram Micro; provided that “Asset Sale” shall not include:

(a) sales or other dispositions of inventory, receivables, available for sale securities and other current assets (including, without limitation, any dispositions in connection with a Qualified Securitization Transaction),

(b) sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the “Limitation on Restricted Payments” covenant,

(c) sales, transfers or other dispositions of assets with a fair market value not in excess of $20 million in any transaction or series of related transactions,

(d) any Lien (or foreclosure thereon) securing Indebtedness to the extent that such Lien is granted in compliance with the “Limitation on Liens” covenant,

(e) any sale, transfer or other disposition of any accounts receivable or inventory (whether now existing or arising or acquired in the future) of Ingram Micro or any of its Restricted Subsidiaries in connection with a Qualified Securitization Transaction, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable or inventory, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable or inventory, proceeds of such accounts receivable or inventory and other assets (including contractual rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable or inventory, or

(f) any sale, transfer, assignment or other disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of Ingram Micro or its Restricted Subsidiaries.

      “Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

      “Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

      “Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.

      “Change of Control” means such time as:

(1) a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), excluding any of the Existing Stockholders, becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of Ingram Micro on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the Voting Stock of Ingram Micro, on a fully diluted basis, than is held by the Existing Stockholders on such date; or

(2) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by Ingram Micro’s shareowners was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

      “Closing Date” means the date on which the restricted notes were originally issued under the indenture.

      “Commodity Agreement” means any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

      “Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(1) Consolidated Interest Expense,

(2) income taxes,

(3) depreciation expense,

(4) amortization expense and

(5) all other non-cash items reducing Adjusted Consolidated Net Income (other than to the extent such items require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for Ingram Micro and its Restricted Subsidiaries in conformity with GAAP;

provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by Ingram Micro or any of its Restricted Subsidiaries.

      “Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness, including, without limitation and without duplication:

(1) amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting;

(2) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(3) the net costs associated with Interest Rate Agreements;

(4) Indebtedness that is Guaranteed or secured by Ingram Micro or any of its Restricted Subsidiaries;

(5) all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by Ingram Micro and its Restricted Subsidiaries during such period;

(6) interest, and fees or expenses in lieu of interest, associated with any accounts receivable securitization, factoring or similar programs by Ingram Micro or any of its Restricted Subsidiaries related to the sale, conveyance or other transfer of accounts receivable; and

(7) dividend payments made by Ingram Micro or any Restricted Subsidiary on or with respect to Disqualified Stock or made by any Restricted Subsidiary on or with respect to its Preferred Stock;

excluding, however,

(x) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and

(y) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

      “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

      “Designated Senior Indebtedness” means Indebtedness constituting Senior Indebtedness that, at the date of determination, has an aggregate principal amount outstanding of at least $150 million and that is specifically designated by Ingram Micro, in the instrument creating or evidencing such Senior Indebtedness, as “Designated Senior Indebtedness.”

      “Disqualified Stock” means any class or series of Capital Stock of any Person that is:

(1) specifically designated, in the instrument creating or evidencing such Capital Stock, as “Disqualified Stock” under the indenture,

(2) required to be redeemed prior to the Stated Maturity of the notes,

(3) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes or

(4) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a Stated Maturity prior to the Stated Maturity of the notes;

provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions (other than provisions relating to the redemption price to be paid upon the occurrence of such event) applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to Ingram Micro’s repurchase of such notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants.

      A “Downgrading Event” occurs at any time that the notes cease to have Investment Grade Status.

      “Existing Stockholders” means Martha R. Ingram, Orrin H. Ingram II, John R. Ingram, David B. Ingram and Robin Ingram Patton, or any progeny of such persons, any trusts, foundations or similar entities principally for the benefit of or controlled by one or more of such persons (or the applicable pro rata portion of such trust if any other beneficiaries of such trusts exist).

      “fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in compliance with the policies of Ingram Micro (A) in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution or (B) by an officer of Ingram Micro.

      “Floor Plan Obligation” means with respect to any Person, an obligation owed by such Person arising out of arrangements whereby a third party makes payments for the account of such Person directly or indirectly to a trade creditor of such Person in respect of Trade Payables of such Person.

      “Floor Plan Obligation Support” means any obligation, contingent or otherwise, of any Person (the “Obligor”) in favor of another Person in respect of Floor Plan Obligations held by such other Person that arise in connection with sales of goods or services by the Obligor or its Affiliates.

      “GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the offering of the notes and (2) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 or any successor provisions.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business or any arrangements entered into solely for the purpose of satisfying local regulations with respect to capitalization. The term “Guarantee” used as a verb has a corresponding meaning.

      “Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that:

(1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and

(2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness shall be considered an Incurrence of Indebtedness.

      “Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to bills of exchange or letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such bills of exchange or letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

(4) all obligations (other than earn-outs) of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

(5) all Capitalized Lease Obligations;

(6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

(7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

(8) obligations under Commodity Agreements, Currency Agreements and Interest Rate Agreements (other than Commodity Agreements, Currency Agreements and Interest Rate Agreements designed principally to protect Ingram Micro or its Restricted Subsidiaries against fluctuations in commodity prices, foreign currency exchange rates or interest rates and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in commodity prices, foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder); and

(9) the Disqualified Stock of such Person and the Preferred Stock of any Restricted Subsidiary (other than any Disqualified Stock or Preferred Stock of any Restricted Subsidiary that is not reflected as a minority interest or outstanding indebtedness in the consolidated financial statements of Ingram Micro prepared in accordance with GAAP), including, in each case, any such obligation incurred pursuant to a Qualified Securitization Transaction. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that

(A) the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP,

(B) money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest and

(C) Indebtedness shall not include:

(v) amount of any back-to-back loan to a Restricted Subsidiary that is effectively secured by cash of Ingram Micro or a Restricted Subsidiary thereof;

(w) any Trade Payables;

(x) any liability for federal, state, local or other taxes;

(y) performance, surety or appeal bonds provided in the ordinary course of business or

(z) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Ingram Micro or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not to exceed the gross proceeds actually received by Ingram Micro or any Restricted Subsidiary in connection with such disposition.

      “Interest Coverage Ratio” means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee (the “Four Quarter Period”) to (2) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation:

(A) pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the “Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of Ingram Micro, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period and any pro forma cost savings or increases in the event of an Asset Acquisition; provided that such pro forma cost savings or increases in the event of an Asset Acquisition are permitted or required to be reflected in pro forma financial statements under Rule 11-02 of Regulation S-X promulgated by the SEC (or any successor provision); and

(D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into Ingram Micro or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

      “Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

      “Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding direct or indirect advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Ingram Micro or its Restricted Subsidiaries, endorsements for collection or deposit arising in the ordinary course of business and any Floor Plan Obligation Support) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (2) the retention of the Capital Stock (or any other Investment) by Ingram Micro or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) or (4) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant. For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant,

(a) the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced and

(b) in the event Ingram Micro or a Restricted Subsidiary makes an Investment by transferring assets to any Person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received, provided the Net Cash Proceeds are applied in accordance with clause (A) or (B) of the “Limitation on Asset Sales” covenant.

      “Investment Grade Status” exists at any time that (1) the rating assigned to the notes by Moody’s is at least Baa3 (or the equivalent) or higher and (2) the rating assigned to the notes by S&P is at least BBB- (or the equivalent) or higher.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

      “Moody’s” means Moody’s Investors Service, Inc. and its successors.

      “Net Cash Proceeds” means:

(a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

(1) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

(2) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of Ingram Micro and its Restricted Subsidiaries, taken as a whole, as determined in conformity with GAAP;

(3) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (x) is secured by a Lien on the property or assets sold or (y) is required to be paid as a result of such sale and

(4) appropriate amounts to be provided by Ingram Micro or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(b) with respect to any issuance or sale of Capital Stock the proceeds of which are to be used to redeem the Notes, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof;

provided that, if both clauses (a) and (b) are applicable to a particular transaction, Ingram Micro may determine which clause to apply to such transaction.

      “Note Guarantee” means any Guarantee of the obligations of Ingram Micro under the indenture and the notes by any Subsidiary Guarantor.

      “Obligation” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Offer to Purchase” means an offer to purchase the notes by Ingram Micro from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

(1) the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis;

(2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

(3) that any note not tendered will continue to accrue interest pursuant to its terms;

(4) that, unless Ingram Micro defaults in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5) that Holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of notes delivered for purchase and a statement that such Holder is withdrawing his election to have such notes purchased; and

(7) that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $1,000 or integral multiples of $1,000.

On the Payment Date, Ingram Micro shall:

(a) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase;

(b) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and

(c) deliver, or cause to be delivered, to the Trustee all notes or portions thereof so accepted together with an Officers’ Certificate specifying the notes or portions thereof accepted for payment by Ingram Micro.

The Paying Agent shall promptly mail to the Holders of notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new note equal in principal amount to any unpurchased portion of the note surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $1,000 or integral multiples of $1,000. Ingram Micro will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as Paying Agent for an Offer to Purchase. Ingram Micro will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that Ingram Micro is required to repurchase notes pursuant to an Offer to Purchase.

      “Permitted Investment” means:

(1) an Investment in Ingram Micro or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, Ingram Micro or a Restricted Subsidiary; provided that such person’s primary business is related, ancillary or complementary to the businesses of Ingram Micro and its Restricted Subsidiaries on the date of such Investment;

(2) Temporary Cash Investments;

(3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4) stock, obligations or securities received in satisfaction of judgments or in connection with settlements of disputes or bankruptcy or similar proceeding;

(5) an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(6) Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect Ingram Micro or its Restricted Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates;

(7) loans and advances to employees and officers of Ingram Micro and its Restricted Subsidiaries in accordance with its compensation or employment policies;

(8) an Investment by Ingram Micro or any Restricted Subsidiary in a Securitization Entity or an Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction, including any fees and expenses incurred by such Securitization Entity in connection therewith; provided that any Investment in a Securitization Entity, other than such fees and expenses, is evidenced by a promissory note of such Securitization Entity that by its terms shall be repaid with all available cash other than amounts required to be established as reserves or amounts paid to investors; and

(9) Investments consisting of Guarantees of loans or other credit support to third parties in an amount at any one time outstanding not to exceed 2.5% of stockholders’ equity as reflected on the most recent balance sheet filed under the “SEC Reports and Reports to Holders” covenant.

      “Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

      “Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by Ingram Micro or any of its Restricted Subsidiaries pursuant to which Ingram Micro or any of its Restricted Subsidiaries may sell, convey or otherwise transfer:

(1) directly to a Person not controlled by Ingram Micro, or indirectly through a Securitization Entity; or

(2) to any other Person (in the case of a transfer by a Securitization Entity),

or may grant a security interest in, any accounts receivable or inventory (whether now existing or arising or acquired in the future) of Ingram Micro or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable or inventory, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable or inventory, proceeds of such accounts receivable or inventory and other assets (including contractual rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable or inventory.

      “Replacement Assets” means, on any date, property or assets of a nature or type or that are used in a business (or an Investment in a Person having property or current assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, Ingram Micro and its Restricted Subsidiaries existing on such date.

      “Restricted Subsidiary” means any Subsidiary of Ingram Micro other than an Unrestricted Subsidiary.

      “S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, and its successors.

      “Securitization Entity” means Ingram Funding Inc. and any other Person in which Ingram Micro or any Restricted Subsidiary makes an Investment and to which Ingram Micro or any Restricted Subsidiary transfers accounts receivable or inventory, which engages in no activities other than in connection with the financing of accounts receivable or inventory and which is designated by the Board of Directors of Ingram Micro as a Securitization Entity, provided that:

(1) no portion of the Indebtedness or any other Obligation (contingent or otherwise) of such Securitization Entity:

(a) is Guaranteed by Ingram Micro or any Restricted Subsidiary, other than pursuant to Standard Securitization Undertakings; or

(b) is recourse to or obligates Ingram Micro or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings; or subjects any property or asset of Ingram Micro or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings; and

(2) neither Ingram Micro nor any Restricted Subsidiary has any obligation to maintain or preserve such Securitization Entity’s financial condition or cause such Securitization Entity to achieve certain levels of operating results, other than obligations with respect to capitalization of such securitization entity pursuant to rating agency requirements.

      “Senior Indebtedness” means the following obligations of Ingram Micro, whether outstanding on the Closing Date or thereafter Incurred, without duplication, all Indebtedness and all other monetary obligations of Ingram Micro (other than the notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is pari passu with, or subordinated in right of payment to, the notes; provided that the term “Senior Indebtedness” shall not include:

(a) any Indebtedness of Ingram Micro that, when Incurred, was without recourse to Ingram Micro,

(b) any Indebtedness of Ingram Micro to a Subsidiary of Ingram Micro, or to a joint venture in which Ingram Micro or any Restricted Subsidiary has an interest,

(c) any Indebtedness of Ingram Micro, to the extent not permitted by the “Limitation on Indebtedness” covenant or the “Limitation on Senior Subordinated Indebtedness” covenant,

(d) any repurchase, redemption or other obligation in respect of Disqualified Stock,

(e) any Indebtedness to any employee of Ingram Micro or any of its Subsidiaries,

(f) any liability for taxes owed or owing by Ingram Micro or

(g) any Trade Payables.

      “Senior Subordinated Obligations” means any principal of, premium, if any, or interest on the notes payable pursuant to the terms of the notes or upon acceleration, including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the notes or amounts corresponding to such principal, premium, if any, or interest on the notes.

      “Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries,

(1) for the most recent fiscal year of Ingram Micro, accounted for more than 10% of the consolidated revenues of Ingram Micro and its Restricted Subsidiaries or

(2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Ingram Micro and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of Ingram Micro for such fiscal year.

      “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Ingram Micro or any Subsidiary of Ingram Micro that are reasonably customary in an accounts receivable or inventory financing transaction, but excluding any representations, warranties, covenants and indemnities relating to the realization of value of any accounts receivable or inventory for which Ingram Micro or any of its Restricted Subsidiaries could be liable.

      “Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

      “Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

      “Subsidiary Guarantor” means any Restricted Subsidiary which provides a Note Guarantee of Ingram Micro’s obligations under the indenture and the notes pursuant to the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant.

      “Temporary Cash Investment” means any of the following:

(1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, in each case maturing within one year;

(2) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

(4) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of Ingram Micro) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s;

(6) any mutual fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (5) above; and

(7) any U.S. Government Obligations deposited with the Trustee in accordance with the provisions described under “Defeasance”.

      “Trade Payables” means, with respect to any Person, (1) any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services; or (2) such Person’s Floor Plan Obligations.

      “Transaction Date” means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

      “Unrestricted Subsidiary” means (1) any Subsidiary of Ingram Micro that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of Ingram Micro) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Ingram Micro or any Restricted Subsidiary; provided that:

(A) any Guarantee by Ingram Micro or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by Ingram Micro or such Restricted Subsidiary (or both, if applicable) at the time of such designation;

(B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant; and

(C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness” and “Limitation on Restricted Payments” covenants.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

      “Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person, or if such Capital Stock does not exist with respect to such Person, Capital Stock of any class or kind actually having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

      “Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF CERTAIN INDEBTEDNESS AND ACCOUNTS RECEIVABLE

FINANCING PROGRAMS

      The following is a summary description of the principal terms of the instruments governing certain of our indebtedness and our accounts receivable financing programs. The description does not purport to be complete and is qualified in its entirety by reference to the agreements described below.

Senior Credit Facilities

General

      We have entered into three revolving senior credit facilities with an aggregate borrowing availability of $1.65 billion:

•	a $1.0 billion U.S. facility, maturing on October 30, 2001;

•	a $500 million European facility, maturing on October 28, 2002; and

•	a $150 million Canadian facility, maturing on October 28, 2001.

Nationsbank of Texas, N.A., is the administrative agent, and The Bank of Nova Scotia is the documentation agent, under the U.S. senior credit facility. The Bank of Nova Scotia is the administrative agent, and Royal Bank of Canada is the syndication agent, under the Canadian senior credit facility. The Bank of Nova Scotia is the administrative agent, and Nationsbank of Texas, N.A., is the syndication agent, under the European senior credit facility. We do not presently intend to refinance the full amount of the senior credit facilities maturing in October 2001.

      All three senior credit facilities are unsecured. The borrowers under the U. S. facility are Ingram Micro; Ingram European Coordination Center N.V., or IECC; Ingram Micro Pte Ltd.; and Ingram Micro Inc. (Canada). The borrowers under the European facility are Ingram Micro and IECC. The borrowers under the Canadian facility are Ingram Micro and Ingram Micro Inc. (Canada). The borrowers under each facility are also guarantors under that facility.

Covenants

      The senior credit facilities contain various covenants and restrictions, including, among other things:

•	restrictions on the incurrence of indebtedness;

•	restrictions on the incurrence of liens;

•	maintenance of specified financial ratios;

•	restrictions on dividends by Ingram Micro, or purchases of any of our capital stock;

•	restrictions on mergers or consolidations of any of the borrowers with any other person, and on substantial asset sales or dissolutions;

•	restrictions on transactions between any of the borrowers and their affiliates;

•	restrictions on material acquisitions; and

•	restrictions on sales of accounts receivable.

Borrowings

      Revolving loan rate and competitive bid interest rate options, as well as letters of credit, are available under the senior credit facilities, subject to the fulfillment of customary conditions precedent, including the absence of any default under any of the senior credit facilities. The spreads over LIBOR for revolving rate loans and associated facility expenses are determined by reference to certain financial ratios or credit ratings by recognized rating agencies on our senior unsecured debt. As of June 30, 2001, we had $236 million in outstanding borrowings under the senior credit facilities, with a weighted average interest rate of 4.8%.

Fees

      We are required to pay the lenders under our senior credit facilities a commitment fee based on the daily average unused portion of our senior credit facilities available to us. We are also obligated to pay letter of credit fees based on the daily average undrawn amount of all outstanding letters of credit issued for our account and issuance fees on the aggregate stated amount of outstanding letters of credit issued for our account.

Events of Default

      The senior credit facilities contain customary events of default, including (subject to applicable grace periods and qualifications) nonpayment of principal, interest or fees, material inaccuracy of representations and warranties, violation of covenants, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, material judgments and a change of ownership or control in certain circumstances as set forth in the senior credit facilities.

Accounts Receivable Financing Programs

      We have an arrangement pursuant to which most of our U.S. trade accounts receivable are transferred without recourse to a trust, which in turn has sold certificates representing undivided interests in the total pool of trade receivables. The trust has issued fixed-rate, medium-term certificates and has the ability to support a commercial paper program. In March 2000, we established a new 5-year accounts receivable securitization program, which provides for the issuance of up to $700 million in commercial paper. Sales of receivables under these programs result in a reduction of total accounts receivable on our consolidated balance sheet. As of June 30, 2001, the amount of medium-term certificates outstanding totaled $25 million and the amount of commercial paper outstanding under the new program totaled $56 million.

      We also have certain other facilities relating to accounts receivable in Europe and Canada which provide up to approximately $247 million of additional financing capacity. Under these programs, we have sold approximately $118 million of trade accounts receivable in the aggregate as of June 30, 2001. Sales of receivables under these programs also result in a reduction of total accounts receivable on our consolidated balance sheet.

Other Agreements

      We and our foreign subsidiaries have additional lines of credit, commercial paper, short-term overdraft facilities with various financial institutions worldwide, which provide for borrowings aggregating approximately $690 million as of June 30, 2001. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. As of June 30, 2001, we had approximately $300 million in outstanding borrowings under these facilities, with a weighted average interest rate of 6.6%.

THE EXCHANGE OFFER

Reason for the Exchange Offer

      We initially sold $200,000,000 aggregate principal amount of restricted notes on August 16, 2001 to Morgan Stanley & Co. Incorporated, Merrill, Lynch, Pierce, Fenner & Smith Incorporated, Mizuho International plc and Scotia Capital (USA) Inc., collectively referred to as the “placement agents,” pursuant to a placement agreement dated August 10, 2001 among the placement agents and us. The placement agents subsequently resold or were permitted to resell the restricted notes:

•	outside the United States in accordance with the provisions of Regulation S under the Securities Act; and

•	to qualified institutional buyers in accordance with the provisions of Rule 144A under the Securities Act.

      In connection with the offering of the restricted notes, we and the placement agents entered into a Registration Rights Agreement dated August 16, 2001, in which we agreed, among other things:

•	to use all reasonable efforts to file with the SEC and cause a registration statement relating to an exchange offer for the restricted notes to be declared effective under the Securities Act;

•	upon the effectiveness of the exchange offer registration statement, to offer the holders of the restricted notes the opportunity to exchange their restricted notes in the exchange offer for a like principal amount of exchange notes;

•	to keep the exchange offer open for not less than 20 business days after notice of the exchange offer is mailed to holders of restricted notes; and

•	to use all reasonable efforts to consummate the exchange offer on or prior to February 16, 2002.

      In the event that applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, the exchange offer is not for any other reason consummated on or prior to February 16, 2002, or under other specified circumstances, we also agreed:

•	to use all reasonable efforts to file and cause to be declared effective a shelf registration statement relating to the offer and sale of restricted notes by the holders of restricted notes; and

•	to use all reasonable efforts to keep such shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) or until the restricted notes covered by the shelf registration statement have been sold or cease to be outstanding.

      The registration rights agreement provides, in the event the exchange offer is not consummated and a shelf registration statement is not declared effective on or prior to February 16, 2002, the annual interest rate borne by the notes will be increased by 0.5% over the rate shown on the cover page of this prospectus. Once the exchange offer is consummated or a shelf registration statement is declared effective, the annual interest rate borne by the notes shall be changed to again be the rate shown on the cover page of this prospectus.

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of restricted notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Restricted Notes

      This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange restricted notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to us restricted notes as provided below, our acceptance of the restricted notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of restricted notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of exchange notes.

•	We will keep the exchange offer open for not less than 20 business days after the date that we first mail notice of the exchange offer to the holders of the restricted notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of restricted notes at their addresses listed in the trustee’s security register with respect to the restricted notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2001; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means , 2001 or, if extended by us, the latest time and date to which the exchange offer is extended.

•	As of the date of this prospectus, $200,000,000 in aggregate principal amount of the restricted notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of restricted notes being tendered.

•	Our obligation to accept restricted notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “Conditions to the Exchange Offer” below.

•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any restricted notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all restricted notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any restricted notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any restricted notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied.

•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the restricted notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of restricted notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Restricted notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “—Resale of the Exchange Notes.”

Important rules concerning the exchange offer

      You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of restricted notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding.

•	We reserve the absolute right to reject any and all tenders of any particular restricted notes not properly tendered or to not accept any particular restricted notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular restricted notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender restricted notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of restricted notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular restricted notes either before or after the expiration date shall be final and binding on all parties.

•	Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of restricted notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Restricted Notes

What to submit and how

      If you, as the registered holder of a restricted note, wish to tender your restricted notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to Bank One Trust Company, N.A. at the address set forth below under “Exchange Agent” on or prior to the expiration date.

      In addition,

(1) certificates for restricted notes must be received by the exchange agent along with the letter of transmittal, or

(2) a timely confirmation of a book-entry transfer of restricted notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or

(3) you must comply with the guaranteed delivery procedures described below.

      The method of delivery of restricted notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or restricted notes should be sent to Ingram Micro.

How to sign your letter of transmittal and other documents

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the restricted notes being surrendered for exchange are tendered

(1) by a registered holder of the restricted notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(2) for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or

•	a commercial bank or trust company having an office or correspondent in the United States.

      If the letter of transmittal is signed by a person or persons other than the registered holder or holders of restricted notes, the restricted notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the restricted notes and with the signature guaranteed.

      If the letter of transmittal or any restricted notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of its authority to so act must be submitted.

Acceptance of Restricted Notes for Exchange; Delivery of Exchange Notes

      Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all restricted notes properly tendered and will issue the exchange notes promptly after acceptance of the restricted notes. See “Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

      In all cases, we will issue exchange notes in exchange for restricted notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for restricted notes, or

•	a timely book-entry confirmation of transfer of restricted notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•	a properly completed and duly executed letter of transmittal.

      If we do not accept any tendered restricted notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing restricted notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged restricted notes without expense to the tendering holder or, in the case of restricted notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged restricted notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the restricted notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of restricted notes by causing DTC to transfer restricted notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the restricted notes so tendered will only be made after timely confirmation of book-entry transfer of restricted notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering restricted notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

      Although delivery of restricted notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “— Exchange Agent” on or prior to the expiration date.

      If your restricted notes are held through DTC, you must complete a form called “instructions to registered holder and/or book-entry participant,” which will instruct the DTC participant through whom you hold your securities of your intention to tender your restricted notes or not tender your restricted notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of securities until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your securities. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

      If you are a registered holder of restricted notes and you want to tender your restricted notes but your restricted notes are not immediately available, or time will not permit your restricted notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1) the tender is made through an eligible institution,

(2) prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of restricted notes

•	the amount of restricted notes tendered

•	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered restricted notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

(3) the certificates for all physically tendered restricted notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

      You can withdraw your tender of restricted notes at any time on or prior to the expiration date.

      For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the restricted notes to be withdrawn,

•	the restricted notes to be withdrawn,

•	the principal amount of the restricted notes to be withdrawn,

•	if certificates for restricted notes have been delivered to the exchange agent, the name in which the restricted notes are registered, if different from that of the withdrawing holder,

•	if certificates for restricted notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution, and

•	if restricted notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn restricted notes and otherwise comply with the procedures of that facility.

      Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any restricted notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

      If you have properly withdrawn restricted notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Restricted Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

      Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any restricted notes and may terminate or amend the exchange offer, if at any time before the acceptance of restricted notes for exchange or the exchange of the exchange notes for restricted notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

      That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

      In addition, we will not accept for exchange any restricted notes tendered, and no exchange notes will be issued in exchange for any restricted notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

      Bank One Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows.

Deliver To:

By Registered or Certified Mail: Bank One Trust Company, N.A. One North State Street, 9th Floor Chicago, IL 60602 Attention: Exchanges	By Overnight Delivery or Hand:

Bank One Trust Company, N.A.
One North State Street, 9th Floor
Chicago, IL 60602
Attention: Exchanges
(for deliveries after 4:30 p.m. on the Expiration Date, call (800) 524-9472 for information)
By Facsimile Transmission: (for Eligible Institutions Only): (312) 407-8853 Attention: Exchanges Confirm by Telephone: (800) 524-9472

      Bank One Trust Company, N.A. also serves as trustee under the indenture.

      Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

      The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

      The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $450,000.

Transfer Taxes

      Holders who tender their restricted notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that restricted notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the Exchange Notes

      Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the exchange notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

      However, any purchaser of restricted notes who is an “affiliate” of Ingram Micro or who intends to participate in the exchange offer for the purpose of distributing the exchange notes

(1) will not be able to rely on the interpretation of the staff of the SEC,

(2) will not be able to tender its restricted notes in the exchange offer and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the securities unless that sale or transfer is made using an exemption from those requirements.

      By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of the restricted notes will represent that:

(1) it is not our “affiliate”;

(2) any exchange notes to be received by it were acquired in the ordinary course of its business; and

(3) it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the exchange notes.

In addition, in connection with any resales of exchange notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the restricted notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of exchange notes.

MATERIAL UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER

      The exchange of restricted notes for exchange notes in the exchange offer will not result in any United States federal income tax consequences to holders because the exchange notes will not be considered to differ materially in kind or in extent from the restricted notes. When a holder exchanges an old security for a new security in the exchange offer, the holder will have the same adjusted basis and holding period in the new security as in the old security immediately before the exchange.

      You should consult your own tax advisors concerning the tax consequences arising under state, local, or foreign laws of the exchange of restricted notes for exchange notes.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for restricted notes where restricted notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes received by it in exchange for restricted notes.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers.

      Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions

•	in the over-the-counter market

•	in negotiated transactions

•	through the writing of options on the exchange notes or

•	a combination of those methods of resale

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

      Any resale may be made

•	directly to purchasers or

•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes.

      Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those exchange notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those exchange notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the securities, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      Davis Polk & Wardwell, New York, New York will opine for us on the validity of the exchange notes.

EXPERTS

      The consolidated financial statements as of January 1, 2000 and December 30, 2000, and for each of the three years in the period ended December 30, 2000, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act, and in accordance therewith files annual, quarterly and special reports, proxy statements and other information with the SEC. Such reports, proxy statements and other documents and information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy statements and other documents regarding registrants that file electronically with the SEC (http://www.sec.gov).

      We are incorporating by reference into this prospectus the following documents filed by us with the SEC:

Filing	Period

Annual Report on Form 10-K, as amended	Fiscal Year ended December 30, 2000
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2001 and June 30, 2001
Current Reports on Form 8-K	Filed on January 30, 2001, February 28, 2001, May 1, 2001, June 13, 2001, July 31, 2001 and August 2, 2001

      This means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus all documents subsequently filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the notes have been exchanged. The information incorporated by reference is an important part of this prospectus. Any statement contained in this prospectus automatically updates or supersedes information contained in the earlier filed incorporated documents. The information that we may file later with the SEC will automatically update and supersede information contained in this prospectus.

      You may request a free copy of any information incorporated by reference in this prospectus by writing or telephoning us at the following address:

                              Ingram Micro Inc.

                              1600 E. St. Andrew Place
                              Santa Ana, California 92705
                              Attention: Vice President, Investor Relations and Corporate Communications
                              Tel. No.: 714-382-8282

      To obtain timely delivery, you must request the information no later than             2001, or five business days prior to the expiration date of the exchange offer if the exchange offer is extended.

      We have filed with the SEC under the Securities Act and the rules and regulations thereunder a registration statement on Form S-4 with respect to the exchange notes. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INGRAM MICRO INC.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Ingram Micro Inc.

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Ingram Micro Inc. and its subsidiaries at December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/  PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Orange County, California
February 28, 2001

INGRAM MICRO INC.

CONSOLIDATED BALANCE SHEET

(in thousands, except per share data)

	Fiscal Year End

	2000	1999

ASSETS

Current assets:

Cash	$150,560	$128,152

Investment in available-for-sale securities	52,897	142,338

Accounts receivable:

Trade accounts receivable	1,945,496	2,853,509

Retained interest in securitized receivables	407,176	—

Total accounts receivable (less allowances of $96,994 and $100,754)	2,352,672	2,853,509

Inventories	2,919,117	3,471,565

Other current assets	294,838	373,365

Total current assets	5,770,084	6,968,929

Investment in available-for-sale securities	—	474,525

Property and equipment, net	350,829	316,643

Goodwill, net	430,853	455,473

Other	57,216	56,357

Total assets	$6,608,982	$8,271,927

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$3,725,080	$4,322,303

Accrued expenses	350,111	317,283

Current maturities of long-term debt	42,774	31,020

Total current liabilities	4,117,965	4,670,606

Convertible debentures	220,035	440,943

Other long-term debt	282,809	876,172

Deferred income taxes and other liabilities	113,781	313,561

Total liabilities	4,734,590	6,301,282

Commitments and contingencies (Note 9)

Redeemable Class B Common Stock	—	3,800

Stockholders’ equity:

Preferred Stock, $0.01 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—

Class A Common Stock, $0.01 par value, 265,000,000 shares authorized; 75,798,115 and 71,212,517 shares issued and outstanding in 2000 and 1999, respectively	758	712

Class B Common Stock, $0.01 par value, 135,000,000 shares authorized; 70,409,806 and 73,280,871 shares issued and outstanding in 2000 and 1999 (including 542,855 redeemable shares in 1999), respectively	704	727

Additional paid-in capital	664,840	645,182

Retained earnings	1,221,208	995,035

Accumulated other comprehensive income (loss)	(11,936)	328,285

Unearned compensation	(1,182)	(3,096)

Total stockholders’ equity	1,874,392	1,966,845

Total liabilities and stockholders’ equity	$6,608,982	$8,271,927

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share data)

	Fiscal Year

	2000	1999	1998

Net sales	$30,715,149	$28,068,642	$22,034,038

Cost of sales	29,158,851	26,732,479	20,642,870

Gross profit	1,556,298	1,336,163	1,391,168

Expenses:

Selling, general and administrative	1,202,861	1,115,854	904,563

Reorganization costs	—	20,305	—

	1,202,861	1,136,159	904,563

Income from operations	353,437	200,004	486,605

Other (income) expense:

Interest income	(8,527)	(4,338)	(5,652)

Interest expense	88,726	101,691	72,181

Net foreign currency exchange loss	3,322	2,583	6,247

Gain on sale of available-for-sale securities	(111,458)	(201,318)	—

Other	18,865	10,893	6,969

	(9,072)	(90,489)	79,745

Income before income taxes and extraordinary item	362,509	290,493	406,860

Provision for income taxes	138,756	110,852	161,685

Income before extraordinary item	223,753	179,641	245,175

Extraordinary gain on repurchase of debentures, net of $1,469 and $2,405 in income taxes	2,420	3,778	—

Net income	$226,173	$183,419	$245,175

Basic earnings per share:

Income before extraordinary item	$1.54	$1.25	$1.76

Extraordinary gain on repurchase of debentures	.01	.03	—

Net income	$1.55	$1.28	$1.76

Diluted earnings per share:

Income before extraordinary item	$1.51	$1.21	$1.64

Extraordinary gain on repurchase of debentures	.01	.03	—

Net income	$1.52	$1.24	$1.64

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands)

					Accumulated
	Common Stock		Additional		Other
			Paid-in	Retained	Comprehensive	Unearned
	Class A	Class B	Capital	Earnings	Income (Loss)	Compensation	Total

January 3, 1998	$374	$973	$484,912	$566,441	$(14,236)	$(258)	$1,038,206

Noncash compensation charge related to stock options			4,392				4,392

Stock options exercised	50		36,337				36,387

Income tax benefit from exercise of stock options			57,476				57,476

Vesting of Redeemable Class B Common Stock		11	8,118				8,129

Conversion of Class B to Class A Common Stock	241	(241)					—

Amortization of unearned compensation						170	170

Comprehensive income				245,175	9,322		254,497

January 2, 1999	665	743	591,235	811,616	(4,914)	(88)	1,399,257

Noncash compensation charge related to stock options			1,978				1,978

Stock options exercised	17		7,387				7,404

Income tax benefit from exercise of stock options			13,428				13,428

Vesting of Redeemable Class B Common Stock		6	3,901				3,907

Conversion of Class B to Class A Common Stock	22	(22)					—

Grant of restricted Class A Common Stock	3		3,455			(3,458)	—

Issuance of Class A Common Stock related to Employee Stock Purchase Plan	5		12,534				12,539

Warrants issued			11,264				11,264

Amortization of unearned compensation						450	450

Comprehensive income				183,419	333,199		516,618

January 1, 2000	712	727	645,182	995,035	328,285	(3,096)	1,966,845

Noncash compensation charge related to stock options			1,493				1,493

Stock options exercised	16		10,381				10,397

Income tax benefit from exercise of stock options			2,671				2,671

Vesting of Redeemable Class B Common Stock		6	3,705				3,711

Conversion of Class B to Class A Common Stock	29	(29)					—

Forfeiture of restricted Class A Common Stock			(485)			192	(293)

Issuance of Class A Common Stock related to Employee Stock Purchase Plan	1		1,893				1,894

Amortization of unearned compensation						1,722	1,722

Comprehensive income (loss)				226,173	(340,221)		(114,048)

December 30, 2000	$758	$704	$664,840	$1,221,208	$(11,936)	$(1,182)	$1,874,392

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Fiscal Year

	2000	1999	1998

Cash flows from operating activities:

Net income	$226,173	$183,419	$245,175

Adjustments to reconcile net income to cash provided (used) by operating activities:

Depreciation	86,471	74,701	57,673

Amortization of goodwill	22,039	22,900	10,269

Deferred income taxes	50,757	22,524	3,532

Pre-tax gain on sale of available-for-sale securities	(111,458)	(201,318)	—

Gain on repurchase of debentures (net of tax)	(2,420)	(3,778)	—

Noncash compensation charge	2,922	2,428	4,562

Noncash interest expense on debentures	20,223	26,442	14,248

Changes in operating assets and liabilities, net of effects of acquisitions:

Changes in amounts sold under accounts receivable programs	647,000	163,000	(60,000)

Accounts receivable	(141,757)	(257,266)	(726,727)

Inventories	556,222	(307,940)	(445,324)

Other current assets	53,850	(101,127)	(17,473)

Accounts payable	(614,398)	899,574	694,880

Accrued expenses	40,782	49,449	(59,348)

Cash provided (used) by operating activities	836,406	573,008	(278,533)

Cash flows from investing activities:

Purchase of property and equipment	(146,104)	(135,260)	(143,236)

Proceeds from sale of property and equipment	16,400	10,433	75,321

Acquisitions, net of cash acquired	(4,620)	(241,928)	(96,550)

Purchase of available-for-sale securities	—	—	(50,262)

Net proceeds from sale of available-for-sale securities	119,228	230,109	—

Other	(4,385)	(1,795)	(3,867)

Cash used by investing activities	(19,481)	(138,441)	(218,594)

Cash flows from financing activities:

Repurchase of Redeemable Class B Common Stock	(89)	(107)	(650)

Exercise of stock options including tax benefits	13,068	20,832	93,863

Proceeds from issuance of convertible debentures, net of issuance costs	—	—	449,604

Repurchase of convertible debentures	(231,330)	(50,321)	—

(Repayment of) proceeds from debt	(156,232)	123,999	(80,689)

Net (repayments) borrowings under revolving credit facilities	(428,053)	(508,250)	34,978

Cash (used) provided by financing activities	(802,636)	(413,847)	497,106

Effect of exchange rate changes on cash	8,119	10,750	4,491

Increase in cash	22,408	31,470	4,470

Cash, beginning of year	128,152	96,682	92,212

Cash, end of year	$150,560	$128,152	$96,682

Supplemental disclosure of cash flow information:

Cash payments during the year:

Interest	$72,953	$72,343	$61,706

Income taxes	40,438	96,682	109,108

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data)

Note 1 — Organization and Basis of Presentation

      Ingram Micro Inc. (the “Company” or “Ingram Micro”) is primarily engaged, directly and through its wholly-and majority-owned subsidiaries, in distribution of information technology products and services worldwide. The Company conducts the majority of its operations in the United States, Europe, Canada, Latin America and Asia Pacific.

Note 2 — Significant Accounting Policies

Basis of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

      The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. All references herein to “2000,” “1999,” and “1998” represent the 52-week fiscal years ended December 30, 2000, January 1, 2000, and January 2, 1999, respectively.

Use of Estimates

      Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. Significant estimates primarily relate to reserves for inventory, vendor programs and credit losses on accounts receivable. Actual results could differ from these estimates.

Revenue Recognition

      In December 1999, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”). SAB 101 summarizes the SEC’s views in applying generally accepted accounting principles to revenue recognition. The adoption of SAB 101 had no material impact on the Company’s financial position or results of operations.

      Revenue on products shipped is recognized when the risks and rights of ownership are substantially passed to the customer. Service revenues are recognized upon delivery of the services. The Company, under specific conditions, permits its customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue.

Vendor Programs

      Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs; selling, general and administrative expenses; or revenue according to the nature of the program.

      The Company generated approximately 42% of its net sales in fiscal 2000, 39% in 1999, and 40% in 1998 from products purchased from three vendors.

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

Warranties

      The Company’s suppliers generally warrant the products distributed by the Company and allow returns of defective products, including those that have been returned to the Company by its customers. The Company does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it configures for its customers, and (2) products that it builds to order from components purchased from other sources. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Warranty expense was not material to the Company’s consolidated statement of income.

Foreign Currency Translation and Remeasurement

      Financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into United States (“U.S.”) dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for statement of income items. Translation adjustments are recorded in accumulated other comprehensive income, a component of stockholders’ equity. The functional currency of the Company’s subsidiaries in Latin America and certain countries within the Company’s Asian operations is the U.S. dollar; accordingly, the monetary assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains or losses are translated at the average exchange rate for the period, and nonmonetary assets and liabilities are translated at historical rates. The resultant remeasurement gains and losses of these subsidiaries are recognized in the consolidated statement of income. Gains and losses from foreign currency transactions are included in the consolidated statement of income.

Fair Value of Financial Instruments

      The carrying amounts of cash, accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items. The carrying amounts of outstanding debt issued pursuant to bank credit agreements approximate fair value because interest rates over the relative term of these instruments approximate current market interest rates. The estimated fair value of the Zero Coupon Convertible Debentures including original issue discount was $219,323 and $388,939 at December 30, 2000 and January 1, 2000, respectively, based upon quoted market prices. The carrying value at December 30, 2000 and January 1, 2000 was $220,035 and $440,943, respectively.

Cash

      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Book overdrafts of $184,945 and $140,149 as of December 30, 2000 and January 1, 2000, respectively, are included in accounts payable.

Inventories

      Inventories are stated at the lower of average cost or market.

Long-Lived and Intangible Assets

      The Company assesses potential impairments to its long-lived and intangible assets when there is evidence that events or changes in circumstances have made recovery of the asset’s carrying value unlikely. An impairment loss would be recognized when the sum of the expected, undiscounted future net cash flows is less than the carrying amount of the asset. The amount of an impairment loss would be recognized as the excess of the asset’s carrying value over the fair value.

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

Property and Equipment

      Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. The Company also capitalizes computer software costs that meet both the definition of internal-use software and defined criteria for capitalization in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life:

Buildings	40 years

Leasehold improvements	3 – 17 years

Distribution equipment	5 – 7 years

Computer equipment and software	2 – 5 years

      Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

Goodwill

      Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in an acquisition accounted for using the purchase method, and is amortized on a straight-line basis over periods ranging from 10 to 30 years. Accumulated amortization was $76,560 at December 30, 2000 and $54,521 at January 1, 2000.

Investments in Available-for-Sale Securities

      The Company classifies its existing marketable equity securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” These securities are carried at fair market value, with unrealized gains and losses reported in stockholders’ equity as a component of accumulated other comprehensive income (loss). Realized gains or losses on securities sold are based on the specific identification method.

      In December 1998, the Company purchased 2,972,400 shares of common stock of SOFTBANK Corp. (“Softbank”), Japan’s largest distributor of software, peripherals and networking products, for approximately $50,262. During December 1999, the Company sold 1,040,400 shares or approximately 35% of its original investment in Softbank common stock for approximately $230,109 resulting in a pre-tax gain of approximately $201,318, net of related expenses. In January 2000, the Company sold an additional 445,800 shares or approximately 15% of its original holdings in Softbank common stock for approximately $119,228, net of expenses, resulting in a pre-tax gain of approximately $111,458. The realized gains, net of expenses, associated with the sales of Softbank common stock in January 2000 and December 1999 totaled $69,327 and $125,220, respectively, net of deferred taxes of $42,131 and $76,098, respectively. The Company used the net proceeds from the sales to repay existing indebtedness. During April 2000, Softbank effected a 3 for 1 stock split. All Softbank share information has been adjusted to give retroactive effect to Softbank’s stock split.

      In connection with the December 1999 sale of Softbank common stock, the Company issued warrants to Softbank for the purchase of 1,500,000 shares of the Company’s Class A Common Stock with an exercise price of $13.25 per share, which approximated the market price of the Company’s common stock on the warrant issuance date. The warrants were exercisable immediately and have a 5-year term. The

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

estimated fair value of these warrants upon issuance was approximately $11,264 and was determined using the Black-Scholes option-pricing model using the following assumptions:

Risk-free interest rate	6.27%

Term of warrant	5 years

Expected stock volatility	55.4%

      The estimated fair value of the warrants has been included in other expenses in the Company’s consolidated statement of income for fiscal 1999.

      At December 30, 2000 and January 1, 2000, the unrealized holding gain associated with the Softbank common stock totaled $16,965 and $356,936, respectively, net of $10,801 and $227,248, respectively, in deferred income taxes.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and derivative financial instruments. Credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across geographic areas. No single customer accounts for 10% or more of the Company’s net sales. The Company performs ongoing credit evaluations of its customers’ financial conditions, obtains credit insurance in certain locations and requires collateral in certain circumstances. The Company maintains an allowance for potential credit losses.

Derivative Financial Instruments

      The Company operates internationally with distribution facilities in various locations around the world. The Company reduces its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items being hedged. The majority of the Company’s derivative financial instruments have terms of 90 days or less. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

      Foreign exchange risk is managed by using forward and option contracts to hedge receivables and payables. Written foreign currency options are used to mitigate currency risk in conjunction with purchased options. Currency interest rate swaps and forward rate agreements are used to hedge foreign currency denominated principal and interest payments related to intercompany and third-party loans.

      Derivative financial instruments are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related asset or liability being hedged. Gains and losses resulting from effective hedges of existing assets, liabilities or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items. Gains or losses on written foreign currency options are adjusted to market value at the end of each accounting period and have not been material to date.

      The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of currency interest rate swaps and forward rate agreements are the underlying principal and currency amounts used in determining the interest payments exchanged over the life of the swap. Notional amounts are indicative of the extent of the Company’s involvement in the various types and uses of derivative financial instruments and are not a measure of the Company’s exposure to credit or market risks through its use of derivatives. The estimated fair value of

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

derivative financial instruments represents the amount required to enter into like offsetting contracts with similar remaining maturities based on quoted market prices.

      Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the obligations of the Company to the counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high-quality institutions and other contract provisions.

      Derivative financial instruments comprise the following:

	2000		1999

	Notional	Estimated	Notional	Estimated
	Amounts	Fair Value	Amounts	Fair Value

Foreign exchange forward contracts	$1,141,702	$(11,799)	$365,931	$(251)

Purchased foreign currency options	14,333	111	54,149	1,215

Written foreign currency options	18,837	(72)	53,603	(503)

Currency interest rate swaps	110,000	11,775	211,534	27,457

Comprehensive Income (Loss)

      Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“FAS 130”) establishes standards for reporting and displaying comprehensive income and its components in the Company’s consolidated financial statements. Comprehensive income is defined in FAS 130 as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources and is comprised of net income and other comprehensive income (loss).

      The components of accumulated other comprehensive income (loss) are as follows:

	Foreign	Unrealized	Accumulated
	Currency	Gain on	Other
	Translation	Available-for-	Comprehensive
	Adjustment	Sale Securities	Income (Loss)

Balance at January 3, 1998	$(14,236)	$—	$(14,236)

Change in foreign currency translation adjustment	2,656	—	2,656

Unrealized holding gain arising during the period	—	6,666	6,666

Balance at January 2, 1999	(11,580)	6,666	(4,914)

Change in foreign currency translation adjustment	(17,071)	—	(17,071)

Unrealized holding gain arising during the period	—	475,490	475,490

Reclassification adjustment for realized gain included in net income	—	(125,220)	(125,220)

Balance at January 1, 2000	(28,651)	356,936	328,285

Change in foreign currency translation adjustment	(250)	—	(250)

Unrealized holding loss arising during the period	—	(270,644)	(270,644)

Reclassification adjustment for realized gain included in net income	—	(69,327)	(69,327)

Balance at December 30, 2000	$(28,901)	$16,965	$(11,936)

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

Accounting for Stock-Based Compensation

      The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“FAS 123”). As permitted by FAS 123, the Company continues to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations, but provides pro forma disclosures of net income and earnings per share as if the fair-value method had been applied.

Earnings Per Share

      The Company reports a dual presentation of Basic Earnings per Share (“Basic EPS”) and Diluted Earnings per Share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method or the if-converted method, where applicable.

      The composition of Basic EPS and Diluted EPS is as follows:

	2000	1999	1998

Income before extraordinary item	$223,753	$179,641	$245,175

Weighted average shares	145,213,882	143,404,207	139,263,810

Basic earnings per share before extraordinary item	$1.54	$1.25	$1.76

Weighted average shares including the dilutive effect of stock options (3,427,109; 4,380,505; and 10,274,060 for Fiscal 2000, 1999, and 1998, respectively)	148,640,991	147,784,712	149,537,870

Diluted earnings per share before extraordinary item	$1.51	$1.21	$1.64

      At December 30, 2000, January 1, 2000, and January 2, 1999, there were $220,035, $440,943, and $473,475, respectively, in Zero Coupon Convertible Debentures that were convertible into approximately 3,051,000, 6,428,000, and 7,308,000 shares of Class A Common Stock (see Note 7). These potential shares were excluded from the computation of Diluted EPS because their effect would be antidilutive. Additionally, there were approximately 11,178,000; 3,483,000; and 388,000 options in 2000, 1999, and 1998, respectively, that were not included in the computation of Diluted EPS because the exercise price was greater than the average market price of the Class A Common Stock, thereby resulting in an antidilutive effect.

New Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). FAS 133 was amended by Statement of Financial Accounting Standards No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FAS No. 133” and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

Hedging Activities — an amendment of FASB No. 133.” As amended, FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. FAS 133, as amended, is effective for the Company in fiscal 2001. The Company does not expect the adoption of FAS 133 to have a material impact on its reported consolidated financial condition or results of operations.

      In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125” (“FAS 140”). FAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The accounting standards of FAS 140 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company does not expect the adoption of FAS 140 to have a material impact on its reported financial condition or results of operations.

Note 3 — Reorganization Costs

      During 1999, the Company initiated a reorganization plan primarily in the U.S., but also in Europe to streamline certain operations and strengthen operational efficiencies. In connection with this reorganization plan, the Company recorded a charge of $20,305 for the fiscal year ended January 1, 2000. The 1999 reorganization charge included employee termination benefits for approximately 597 employees; a write-off of software used in the production of unbranded systems; costs of closing and consolidating redundant facilities which related primarily to excess lease costs net of estimated sublease income; and other costs associated with the reorganization. These initiatives were substantially completed at January 1, 2000 and related costs have been substantially paid and charged against the liability, without significant adjustment.

      The payment activities in 2000 and 1999 are summarized as follows:

	Outstanding		Amounts Paid	Remaining
	Liability at		and Charged	Liability at
	Beginning of	Reorganization	Against the	End of
	Period	Charge	Liability	Period

2000

Employee termination benefits	$1,708	$—	$(1,269)	$439

Facility costs	612	—	(612)	—

Total	$2,320	$—	$(1,881)	$439

1999

Employee termination benefits	$—	$12,322	$(10,614)	$1,708

Software costs	—	6,381	(6,381)	—

Facility costs	—	1,284	(672)	612

Other costs	—	318	(318)	—

Total	$—	$20,305	$(17,985)	$2,320

Note 4 — Acquisitions

      In January 1999, the Company purchased 44,114,340 shares of the common stock of Ingram Micro Asia Ltd. (formerly known as Electronic Resources Ltd., “ERL”) from certain shareholders, which increased the Company’s ownership to 39.6% from the 21% ownership held in 1998. In accordance with Singapore law, the Company was required to extend a tender offer for the remaining shares and warrants of ERL as a result of its increased ownership. The Company offered to purchase the remaining outstanding shares and warrants for approximately $1.20 and $0.65 per share and warrant, respectively,

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

during the tender offer period from January 4, 1999 to February 19, 1999. In addition, during January and February 1999, the Company made open market purchases of ERL shares and warrants. As a result of the open market purchases and the tender offer, the Company’s ownership in ERL increased to approximately 95%. In the third quarter of 1999, the Company commenced a take-over offer for the remaining ERL shares and warrants not already owned by Ingram Micro. As a result of the takeover, the Company purchased an additional 12,151,748 shares and 1,337,962 warrants of ERL, increasing the Company’s ownership position to 100% of the outstanding shares of ERL and approximately 99% of the outstanding warrants. The aggregate purchase price paid during 1999 for these ERL shares and warrants, net of cash acquired, was approximately $237,396.

      Prior to 1999, the Company accounted for its investment in ERL, which totaled approximately $71,212, under the equity method. Due to the purchase of ERL common stock and warrants in 1999, the Company has consolidated the results of ERL. The Company accounted for the acquisition of ERL under the purchase method; accordingly, the results of ERL’s operations have been combined with those of the Company commencing with the year ended January 1, 2000. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price, including the $71,212 paid in December 1997, over the net assets acquired was approximately $240,506 and is being amortized on a straight-line basis over 30 years.

      In April 1999, the Company acquired ITG Computers, an Australian computer products distributor. In addition, the Company increased its ownership of Walton Kft., a Hungarian based computer products distributor, to 100% in September 1999, including a 33% interest previously held by the Company’s majority-owned subsidiary Ingram Macrotron AG. Total cash paid for these acquisitions was approximately $4,532, net of cash acquired. These acquisitions were accounted for using the purchase method, and the results of their operations have been combined with those of the Company since their acquisition dates. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess of the purchase prices over the net assets acquired was approximately $4,922 and is being amortized on a straight-line basis over 10 years.

      In July 1998, the Company completed the acquisition of approximately 99% and 91% of the outstanding common and preferred stock, respectively, of Macrotron AG (“Macrotron”) for approximately $100,000 in cash. Macrotron is based in Munich, Germany, and operates primarily in Germany, Austria, and Switzerland. The acquisition was accounted for using the purchase method, and the results of Macrotron’s operations have been combined with those of the Company since July 1, 1998, the effective date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the net assets acquired was approximately $80,000 and is being amortized on a straight-line basis over 30 years.

      In June 1998, the Company completed its acquisition of Tulip Computer N.V.’s assembly facility and related business in ’s-Rosmalen, The Netherlands. In October 1998, the Company completed its purchase of the remaining 30% minority interest in Ingram Dicom S.A. de C.V. (“Dicom”), a Mexican subsidiary. In December 1998, the Company completed the acquisition of Nordemaq Commercial de Maquinas Nordeste Ltda, a Brazilian computer products distributor. The combined consideration paid was approximately $19,000. The acquisitions were accounted for using the purchase method of accounting and the results of operations have been combined with those of the Company since the respective dates of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over net assets acquired for these acquisitions totaled approximately $9,000 and is being amortized on a straight-line basis over 20 years.

      The Company had no significant acquisitions in 2000.

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

Note 5 — Accounts Receivable

      The Company has an arrangement pursuant to which most of its U.S. trade accounts receivable of the Company are transferred to a trust without recourse, which in turn has sold certificates representing undivided interests in the total pool of trade receivables. The trust has issued fixed-rate medium-term certificates to investors and has the ability to issue variable rate certificates to support a commercial paper program. In March 2000, the Company established a new 5-year accounts receivable securitization program, which provides for the issuance of up to $700,000 in commercial paper. Sales of receivables under these programs result in a reduction of total accounts receivable on the Company’s consolidated balance sheet. Retained interests are carried at their fair values estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses. At December 30, 2000 and January 1, 2000, the amount of medium-term certificates outstanding totaled $50,000 and $75,000, respectively, and the amount of commercial paper outstanding under the new program totaled $650,000 and $0, respectively.

      The Company also established certain other facilities relating to accounts receivable in Europe and Canada which provide up to approximately $260,000 of additional financing capacity. Under these programs, the Company had sold approximately $210,000 and $188,000 of trade accounts receivable in the aggregate at December 30, 2000 and January 1, 2000, respectively, resulting in a further reduction of trade accounts receivable on the Company’s consolidated balance sheet.

      Fees in the amount of $13,351, $7,223, and $8,667 in 2000, 1999 and 1998, respectively, related to the sale of trade accounts receivable under these facilities are included in other expenses in the Company’s consolidated statement of income.

Note 6 — Property and Equipment

      Property and equipment consists of the following:

	Fiscal Year End

	2000	1999

Land	$6,552	$8,237

Buildings and leasehold improvements	132,158	93,282

Distribution equipment	205,546	180,147

Computer equipment and software	298,933	249,753

	643,189	531,419

Accumulated depreciation	(292,360)	(214,776)

	$350,829	$316,643

Note 7 — Long-Term Debt

      The Company has a $1,000,000 revolving credit agreement (the “U.S. Credit Facility”) with a syndicate of banks. The U.S. Credit Facility is unsecured and matures on October 30, 2001. The Company also has two additional multicurrency revolving credit agreements of $500,000 (the “European Credit Facility”) and $150,000 (the “Canadian Credit Facility”) with two bank syndicates. The European Credit Facility and the Canadian Credit Facility are unsecured and mature on October 28, 2002 and October 28, 2001, respectively. Collectively, the U.S. Credit Facility, the European Credit Facility and the Canadian Credit Facility are referred to as the “Credit Facilities.”

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

      Revolving loan rate and competitive bid interest rate options are available under the Credit Facilities. The spreads over LIBOR for revolving rate loans and associated facility fees are determined by reference to certain financial ratios or credit ratings by recognized rating agencies on the Company’s senior unsecured debt. At December 30, 2000 and January 1, 2000, the Company had $75,484 and $503,537 in outstanding borrowings under the Credit Facilities. The weighted average interest rate on outstanding borrowings under the Credit Facilities at December 30, 2000 and January 1, 2000, was 7.28% and 6.52%, respectively.

      The Company is required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. The credit facilities also restrict the amount of dividends the Company can pay as well as the amount of common stock that the Company can repurchase annually. At December 30, 2000, the Company was in compliance with these covenants.

      On June 9, 1998, the Company sold $1,330,000 aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures (“Debentures”) due 2018 in a private placement. The Company subsequently registered the resale of these Debentures with the SEC and they are now generally saleable under Rule 144. The Debentures were sold at an issue price of $346.18 per $1,000 principal amount at maturity (representing a yield to maturity of 5.375% per annum), and are convertible into shares of the Company’s Class A Common Stock at a rate of 5.495 shares per $1,000 principal amount at maturity, subject to adjustment under certain circumstances. Gross proceeds from the offering were $460,400. In 2000 and 1999, the Company repurchased Debentures with a total carrying value of $235,219 and $56,504, respectively, as of their repurchase dates for approximately $231,330 and $50,321 in cash, respectively. The Debenture repurchases resulted in extraordinary gains of $2,420 and $3,778 in 2000 and 1999, respectively, net of $1,469 and $2,405 in income taxes, respectively. At December 30, 2000 and January 1, 2000, the carrying value of the outstanding Debentures was $220,035 and $440,943, respectively.

      At December 30, 2000, the outstanding Debentures were convertible into approximately 3.1 million shares of the Company’s Class A Common Stock. The Debentures are redeemable at the option of the Company on or after June 9, 2003 at the issue price plus accrued original issue discount to the date of redemption. Each Debenture is subject to repurchase at the option of the holder, as of June 9, 2001, June 9, 2003, June 9, 2008, and June 9, 2013, or if there is a Fundamental Change (as defined), at the issue price plus accrued original issue discount to the date of the redemption. In the event of a repurchase at the option of the holder (other than upon a Fundamental Change), the Company may, at its option, satisfy the redemption in cash or Class A Common Stock, or any combination thereof. In the case of any such repurchase as of June 9, 2001, the Company may elect, in lieu of the payment of cash or Class A Common Stock, to satisfy the redemption by the issuance of new Zero Coupon Convertible Senior Debentures due 2018.

      The Company has additional lines of credit, commercial paper, short-term overdraft facilities, and other credit facilities with various financial institutions worldwide which aggregated $751,640 and $859,024 at December 30, 2000 and January 1, 2000, respectively. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At December 30, 2000 and January 1, 2000, the Company had $250,099 and $403,655, respectively, outstanding under these facilities. The weighted average interest rate on the outstanding borrowings under these credit facilities was 6.67% and 5.25% at December 30, 2000 and January 1, 2000, respectively.

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

      Other long-term debt, excluding the convertible debentures, consists of the following:

	Fiscal Year End

	2000	1999

Revolving credit facilities	$75,484	$503,537

Commercial paper	29,577	155,470

Overdraft facilities	42,774	31,020

Other	177,748	217,165

	325,583	907,192

Current maturities of other long-term debt	(42,774)	(31,020)

	$282,809	$876,172

      Annual maturities of other long-term debt as of December 30, 2000, excluding the convertible debentures, are as follows:

2001	$42,774

2002	282,809

$325,583

Note 8 — Income Taxes

      The components of income before taxes and extraordinary item consist of the following:

	Fiscal Year

	2000	1999	1998

United States	$332,241	$275,013	$350,631

Foreign	30,268	15,480	56,229

Total	$362,509	$290,493	$406,860

      The provision for income taxes consists of the following:

	Fiscal Year

	2000	1999	1998

Current:

Federal	$55,038	$62,832	$111,862

State	4,626	8	15,146

Foreign	28,335	25,488	31,145

	87,999	88,328	158,153

Deferred:

Federal	56,130	27,867	4,057

State	6,115	7,832	6,926

Foreign	(11,488)	(13,175)	(7,451)

	50,757	22,524	3,532

Total income tax provision	$138,756	$110,852	$161,685

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

      Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets and liabilities are as follows:

	Fiscal Year

	2000	1999

Net deferred tax assets and (liabilities):

Tax in excess of book basis of foreign operations	$50,983	$37,466

Items not currently taxable	(121,514)	(31,045)

Depreciation	(13,351)	(25,485)

Tax credit carryforwards	26,301	23,525

	(57,581)	4,461

Unrealized gain on available for sale securities	(10,801)	(227,248)

Total	$(68,382)	$(222,787)

      Net current deferred tax assets of $26,297 and $51,460 are included in other current assets at December 30, 2000 and January 1, 2000, respectively. Net non-current deferred tax liabilities of $94,679 and $274,247 are included in other liabilities at December 30, 2000 and January 1, 2000, respectively.

      Reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax rate is as follows:

	Fiscal Year

	2000	1999	1998

U.S. statutory rate	35%	35%	35%

State income taxes, net of federal income tax benefit	3	3	4

Foreign rates in excess of statutory rate	1	0	1

Other	(1)	0	0

Effective tax rate	38%	38%	40%

      At December 30, 2000, the Company had foreign net operating tax loss carryforwards of approximately $166,000 of which approximately $146,000 has no expiration date. The remaining foreign net operating tax loss carryforwards expire through the year 2010.

      The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations.

Note 9 — Commitments and Contingencies

      There are various claims, lawsuits and pending actions against the Company incident to the Company’s operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

      The Company has arrangements with certain finance companies that provide accounts receivable and inventory financing facilities for its customers. In conjunction with certain of these arrangements, the Company has agreements with the finance companies that would require it to repurchase certain inventory which might be repossessed from the customers by the finance companies. Such repurchases have been insignificant to date.

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

      The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Rental expense for the years ended 2000, 1999, and 1998 was $102,334, $82,781, and $55,906, respectively.

      Future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year as of December 30, 2000 were as follows:

2001	$64,182

2002	54,478

2003	45,944

2004	42,599

2005	41,714

Thereafter	229,067

$477,984

Note 10 — Segment Information

      The Company operates predominantly in a single industry segment as a distributor of information technology products and services. The Company’s reportable operating segments are based on geographic location, and the measure of segment profit is income from operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Geographic areas in which the Company operates include the United States, Europe (Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Italy, The Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, and the United Kingdom) and Other international (Australia, China, India, Malaysia, New Zealand, Singapore, Thailand, Canada, Argentina, Brazil, Chile, Mexico, and Peru). Inter-geographic sales primarily represent intercompany sales which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

      Financial information by geographic segments is as follows:

	Fiscal Year

	2000	1999	1998

Net sales:
United States

Sales to unaffiliated customers	$18,452,069	$16,813,414	$14,393,295

Intergeographic sales	192,339	183,208	163,199

Europe	7,472,266	7,344,142	5,624,074

Other international	4,790,814	3,911,086	2,016,669

Eliminations of intergeographic sales	(192,339)	(183,208)	(163,199)

Total	$30,715,149	$28,068,642	$22,034,038

Income from operations:

United States	$279,457	$143,496	$397,194

Europe	51,104	19,118	62,172

Other international	22,876	37,390	27,239

Total	$353,437	$200,004	$486,605

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

	Fiscal Year

	2000	1999	1998

Identifiable assets:

United States	$4,083,399	$5,827,382	$3,939,573

Europe	1,514,109	1,644,354	2,051,827

Other international	1,011,474	800,191	742,004

Total	$6,608,982	$8,271,927	$6,733,404

Capital expenditures:

United States	$97,965	$93,059	$119,838

Europe	34,839	27,192	19,109

Other international	13,300	15,009	4,289

Total	$146,104	$135,260	$143,236

Depreciation and amortization:

United States	$66,165	$54,819	$44,067

Europe	22,077	23,668	15,904

Other international	20,268	19,114	7,971

Total	$108,510	$97,601	$67,942

Note 11 — Stock Options and Incentive Plans

      The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (“FAS 123”) in 1996. As permitted by FAS 123, the Company continues to measure compensation cost in accordance with APB 25 and related interpretations. Therefore, the adoption of FAS 123 had no impact on the Company’s financial condition or results of operations. Had compensation cost for the Company’s stock option plans been determined based on the fair value of the options consistent with the method of FAS 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Fiscal Year

	2000	1999	1998

Net Income

As reported	$226,173	$183,419	$245,175

Pro forma	$183,117	$152,789	$225,772
Diluted earnings per share

As reported	$1.52	$1.24	$1.64

Pro forma	$1.23	$1.03	$1.51

      The weighted average fair value per option granted in 2000, 1999, and 1998 for pro forma disclosure was $5.00, $7.66, and $16.54, respectively. The fair value of options was estimated using the Black-Scholes option-pricing model assuming no dividends and using the following weighted average assumptions:

	Fiscal Year

	2000	1999	1998

Risk-free interest rate	6.30%	5.45%	5.01%

Expected years until exercise	2.2 years	2.7 years	4.0 years

Expected stock volatility	59.2%	55.5%	57.4%

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

Rollover Stock Option Plan

      Certain of the Company’s employees participated in the qualified and non-qualified stock option and stock appreciation right (“SAR”) plans of the Company’s former parent, Ingram Industries Inc. (“Industries”). In conjunction with the Company’s split-off from Industries, Industries options and SARs held by the Company’s employees and certain other Industries options, SARs and Incentive Stock Units (“ISUs”) were converted to or exchanged for Ingram Micro options (“Rollover Stock Options”). Approximately 11.0 million Rollover Stock Options were outstanding immediately following the conversion. The majority of the Rollover Stock Options were fully vested by the year 2000 and no such options expire later than 10 years from the date of grant.

Equity Incentive Plans

      In 1999, the Company had two existing equity incentive plans, the 1996 and 1998 Equity Incentive Plans. Effective June 2000, the Company’s Board of Directors and Stockholders adopted the 2000 Equity Incentive Plan. The 1996, 1998 and 2000 Plans (collectively called “the Equity Incentive Plans”) provide for the granting of stock based awards including incentive stock options, non-qualified stock options, restricted stock, and stock appreciation rights, among others, to key employees and members of the Company’s Board of Directors. Under the three plans, the Company’s board of directors authorized 47.0 million shares to be made available for granting. As of December 30, 2000, 20.4 million shares were available for granting. Options granted under the Equity Incentive Plans were issued at exercise prices ranging from $7.00 to $53.56 per share and have expiration dates not longer than 10 years. The options granted generally vest over a period of one to five years. In October 1999, the Company also granted a total of 272,250 shares of restricted Class A Common Stock to certain executives under the 1998 Plan. These shares have no purchase price and vest ratably over a two year period. The Company recorded unearned compensation of $3,458 as a component of stockholders’ equity. The unearned compensation is amortized and charged to operations over the vesting period. In 2000, 38,000 shares of the restricted Class A Common Stock were forfeited.

      A summary of activity under the Company’s stock option plans is presented below:

	Shares	Weighted Average
	(thousands)	Exercise Price

Outstanding at January 3, 1998	18,033	$9.89

Stock options granted during the year	2,709	32.52

Stock options exercised	(4,992)	7.29

Forfeitures	(569)	8.12

Outstanding at January 2, 1999	15,181	14.85

Stock options granted during the year	7,833	18.45

Stock options exercised	(1,674)	4.42

Forfeitures	(2,297)	24.06

Outstanding at January 1, 2000	19,043	16.90

Stock options granted during the year	10,016	13.52

Stock options exercised	(1,621)	6.41

Forfeitures	(3,031)	19.01

Outstanding at December 30, 2000	24,407	$15.93

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

      The following table summarizes information about stock options outstanding and exercisable at December 30, 2000.

	Options Outstanding		Options Exercisable

		Weighted	Weighted
	Number	Average	Average	Number	Weighted
Range of Exercise	Outstanding	Remaining	Outstanding	Exercisable at	Average
Prices	at 12/30/00 (000s)	Life	Price	12/30/00 (000s)	Exercise Price

$ 0.68 – $ 3.32	1,956	1.8	$2.13	1,931	$2.13
$ 7.00	1,487	3.3	7.00	1,045	7.00
$10.63 – $17.44	12,652	9.1	13.24	2,312	12.58
$18.00 – $27.00	5,114	4.9	19.81	4,302	19.22
$27.06 – $38.63	2,616	5.5	29.72	1,058	29.63
$41.69 – $53.56	582	6.0	47.54	285	47.60

	24,407		$15.93	10,933	$15.38

      Stock options exercisable totaled approximately 10,933,000; 7,260,000; and 4,717,000 at December 30, 2000, January 1, 2000, and January 2, 1999, respectively, at weighted average exercise prices of $15.38, $13.42, and $10.29, respectively.

Key Employee Stock Purchase Plan

      As of April 30, 1996, the Company adopted the Key Employee Stock Purchase Plan (the “Stock Purchase Plan”) which provides for the issuance of up to 4,000,000 shares of Class B Common Stock to certain employees. In June 1996, the Company offered 2,775,000 shares of its Class B Common Stock for sale to certain employees pursuant to the Stock Purchase Plan, and subsequently sold 2,510,400 shares at $7.00 per share with aggregate proceeds of approximately $17,573. The shares sold thereby were subject to certain restrictions on transfer and to repurchase by the Company at the original offering price upon termination of employment prior to certain specified vesting dates. The Company has repurchased 248,170 of such shares. All remaining shares are fully vested.

Employee Stock Purchase Plans

      In 1996 and 1998, the Board of Directors and the Company’s shareholders approved Employee Stock Purchase Plans (the “1996 and 1998 ESPP Plans”) under which 1,000,000 and 3,000,000 shares, respectively, of the Company’s Class A Common Stock could be sold to employees. Under the Plans, employees can elect to have between 1% and 6% of their earnings withheld to be applied to the purchase of these shares. The purchase price under the Plans is generally the lesser of the market price on the beginning or ending date of the offering periods under such Plans. On December 31, 1998, the 1996 ESPP terminated and the offering period was completed for all 1996 ESPP offerings. In January 1999, the Company issued 582,362 of the 1,000,000 authorized shares and converted approximately $12,500 in accrued employee contributions into stockholders’ equity. Under the 1998 Plan, offerings were made both in January and June of 2000 and 1999. The 2000 and 1999 offerings ended on December 31, 2000 and 1999, respectively. In January 2001 and 2000, the Company issued approximately 138,000 and 145,000, respectively, of the authorized shares and converted approximately $1,600 and $1,900, respectively, in accrued employee contributions into stockholders’ equity as a result.

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)

Employee Benefit Plans

      The Company’s employee benefit plans permit eligible employees to make contributions up to certain limits which are matched by the Company at stipulated percentages. The Company’s contributions charged to expense were $4,530 in 2000, $4,484 in 1999, and $3,314 in 1998.

Note 12 — Common Stock

      The Company has two classes of Common Stock, consisting of 265,000,000 authorized shares of $0.01 par value Class A Common Stock and 135,000,000 authorized shares of $0.01 par value Class B Common Stock, and 1,000,000 authorized shares of $0.01 par value Preferred Stock. Class A stockholders are entitled to one vote on each matter to be voted on by the stockholders whereas Class B stockholders are entitled to ten votes on each matter to be voted on by the stockholders. The two classes of stock have the same rights in all other respects. Each share of Class B Common Stock may at any time be converted to a share of Class A Common Stock; however, conversion will occur automatically on the earliest to occur of (1) November 1, 2001; (2) the sale or transfer of such share of Class B Common Stock to any person not specifically authorized to hold such shares by the Company’s Certificate of Incorporation; or (3) the date on which the number of shares of Class B Common Stock then outstanding represents less than 25% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      The detail of changes in the number of issued and outstanding shares of Class A Common Stock, Class B Common Stock, and Redeemable Class B Common Stock for the three year period ended December 30, 2000, is as follows:

	Common Stock

			Class B
	Class A	Class B	Redeemable

January 3, 1998	37,366,389	97,344,272	2,370,400

Stock options exercised	4,992,264

Repurchase of Redeemable Class B Common Stock			(92,900)

Conversion of Class B Common Stock to Class A Common Stock	24,162,062	(24,162,062)

Vesting of Redeemable Class B Common Stock		1,161,250	(1,161,250)

January 2, 1999	66,520,715	74,343,460	1,116,250

Stock options exercised	1,673,621

Repurchase of Redeemable Class B Common Stock			(15,270)

Conversion of Class B Common Stock to Class A Common Stock	2,163,569	(2,163,569)

Vesting of Redeemable Class B Common Stock		558,125	(558,125)

Issuance of Class A Common Stock related to Employee Stock Purchase Plan	582,362

Grant of restricted Class A Common Stock	272,250

January 1, 2000	71,212,517	72,738,016	542,855

Stock options exercised	1,620,890

Repurchase of Redeemable Class B Common Stock			(12,657)

Conversion of Class B Common Stock to Class A Common Stock	2,858,408	(2,858,408)

Vesting of Redeemable Class B Common Stock		530,198	(530,198)

Issuance of Class A Common Stock related to Employee Stock Purchase Plan	144,300

Forfeiture of restricted Class A Common Stock	(38,000)

December 30, 2000	75,798,115	70,409,806	—

INGRAM MICRO INC.

CONSOLIDATED BALANCE SHEET

(in thousands, except per share data)

	June 30,	December 30,
	2001	2000

	(unaudited)

ASSETS

Current assets:

Cash	$118,753	$150,560

Investment in available-for-sale securities	48,765	52,897

Accounts receivable:

Trade receivables	1,453,875	1,945,496

Retained interest in securitized receivables	819,207	407,176

Total accounts receivable (less allowances of $97,815 and $96,994)	2,273,082	2,352,672

Inventories	1,752,243	2,919,117

Other current assets	292,292	294,838

Total current assets	4,485,135	5,770,084

Property and equipment, net	336,138	350,829

Goodwill, net	412,765	430,853

Other	54,528	57,216

Total assets	$5,288,566	$6,608,982

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$2,483,302	$3,725,080

Accrued expenses	300,275	350,111

Current maturities of long-term debt	23,477	42,774

Total current liabilities	2,807,054	4,117,965

Convertible debentures	394	220,035

Other long-term debt	512,109	282,809

Deferred income taxes and other liabilities	96,580	113,781

Total liabilities	3,416,137	4,734,590

Stockholders’ equity:

Preferred Stock, $0.01 par value, 25,000,000 shares authorized; no shares issued and outstanding	—	—

Class A Common Stock, $0.01 par value, 500,000,000 shares authorized; 77,331,887 and 75,798,115 shares issued and outstanding	773	758

Class B Common Stock, $0.01 par value, 135,000,000 shares authorized; 70,165,004 and 70,409,806 shares issued and outstanding	702	704

Additional paid-in capital	676,888	664,840

Retained earnings	1,235,619	1,221,208

Accumulated other comprehensive income (loss)	(41,117)	(11,936)

Unearned compensation	(436)	(1,182)

Total stockholders’ equity	1,872,429	1,874,392

Total liabilities and stockholders’ equity	$5,288,566	$6,608,982

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share data)
(unaudited)

	Twenty-Six Weeks Ended

	June 30,	July 1,
	2001	2000

Net sales	$13,210,765	$15,091,409

Cost of sales	12,510,960	14,363,701

Gross profit	699,805	727,708

Expenses:

Selling, general and administrative expenses	605,461	580,786

Reorganization costs	19,056	—

	624,517	580,786

Income from operations	75,288	146,922

Other expense (income):

Interest income	(3,430)	(2,878)

Interest expense	32,274	49,147

Gain on sale of available-for-sale securities	—	(111,458)

Net foreign currency exchange loss	1,682	1,134

Other	16,488	5,438

	47,014	(58,617)

Income before income taxes and extraordinary item	28,274	205,539

Provision for income taxes	11,253	78,479

Income before extraordinary item	17,021	127,060

Extraordinary gain (loss) on repurchase of debentures, net of $(1,634) and $1,408 in income taxes, respectively	(2,610)	2,316

Net income	$14,411	$129,376

Basic earnings per share:

Income before extraordinary item	$0.12	$0.88

Extraordinary gain on repurchase of debentures	(0.02)	0.01

Net income	$0.10	$0.89

Diluted earnings per share:

Income before extraordinary item	$0.12	$0.86

Extraordinary gain on repurchase of debentures	(0.02)	0.01

Net income	$0.10	$0.87

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)
(unaudited)

	Twenty-six Weeks Ended

	June 30,	July 1,
	2001	2000

Cash flows from operating activities:

Net income	$14,411	$129,376

Adjustments to reconcile net income to cash provided (used) by operating activities:

Depreciation	48,108	41,548

Amortization of goodwill	10,610	10,681

Deferred income taxes	(16,270)	59,684

Pretax gain on available-for-sale securities	—	(111,458)

Loss (gain) on repurchase of debentures (net of tax)	2,610	(2,316)

Noncash interest expense on debentures	5,400	11,136

Noncash compensation charge	746	1,959

Changes in operating assets and liabilities:

Changes in amounts sold under accounts receivable programs	(710,742)	(13,375)

Accounts receivable	750,980	247,867

Inventories	1,134,078	918,618

Other current assets	20,522	(27,016)

Accounts payable	(1,210,489)	(942,189)

Accrued expenses	(42,832)	(43,204)

Cash provided by operating activities	7,042	281,311

Cash flows from investing activities:

Purchases of property and equipment	(42,972)	(73,456)

Proceeds from sale of property and equipment	—	16,400

Net proceeds from sales of available-for-sale-securities	—	119,228

Other	(1,659)	(3,948)

Cash provided (used) by investing activities	(44,631)	58,224

Cash flows from financing activities:

Exercise of stock options including tax benefits	10,505	7,537

Repurchase of convertible debentures	(224,977)	(62,662)

Proceeds from debt	54,944	24,577

Net borrowings (repayments) under revolving credit facilities	160,722	(280,074)

Cash provided (used) by financing activities	1,194	(310,622)

Effect of exchange rate changes on cash	4,588	(7,995)

Increase (decrease) in cash	(31,807)	20,918

Cash, beginning of period	150,560	128,152

Cash, end of period	$118,753	$149,070

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data)
(unaudited)

Note 1 — Organization and Basis of Presentation

      Ingram Micro Inc. (the “Company” or “Ingram Micro”) is primarily engaged, directly and through its wholly-and majority-owned subsidiaries, in distribution of information technology products and services worldwide. The Company conducts its operations in the United States, Europe, Canada, Latin America, and Asia Pacific.

      The consolidated financial statements include the accounts of Ingram Micro Inc. and its wholly- and majority-owned subsidiaries. These financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying unaudited consolidated financial statements contain all material adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of June 30, 2001, and its results of operations and cash flows for the twenty-six weeks ended June 30, 2001 and July 1, 2000. All significant intercompany accounts and transactions have been eliminated in consolidation. As permitted under the applicable rules and regulations of the SEC, these financial statements do not include all disclosures and footnotes normally included with annual consolidated financial statements and, accordingly, should be read in conjunction with the consolidated financial statements, and the notes thereto, included elsewhere in this prospectus. The results of operations for the twenty-six weeks ended June 30, 2001 may not be indicative of the results of operations that can be expected for the full year.

Note 2 — Earnings Per Share

      The Company reports a dual presentation of Basic Earnings per Share (“Basic EPS”) and Diluted Earnings per Share (“Diluted EPS”). Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method or the if-converted method, where applicable.

      The composition of Basic EPS and Diluted EPS is as follows:

	Twenty-Six Weeks Ended

	June 30,	July 1,
	2001	2000

Income before extraordinary item	$17,021	$127,060

Weighted average shares	146,839,930	144,981,627

Basic earnings per share before extraordinary item	$0.12	$0.88

Weighted average shares including the dilutive effect of common stock equivalents (2,670,639 and 3,453,573 for the 26 weeks ended June 30, 2001 and July 1, 2000, respectively)	149,510,569	148,435,200

Diluted earnings per share before extraordinary item	$0.12	$0.86

      At June 30, 2001 and July 1, 2000, there were $394 and $383,190, respectively, in Zero Coupon Convertible Senior Debentures outstanding that were convertible into approximately 5,000 and 5,454,000 shares of Class A Common Stock, respectively. For the twenty-six weeks ended June 30, 2001 and July 1, 2000, these potential shares were excluded from the computation of Diluted EPS because their effect would not be dilutive. Additionally, there were approximately 6,016,000 and 8,643,000 stock options for the

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)
(unaudited)

twenty-six weeks ended June 30, 2001 and July 1, 2000, respectively, that were not included in the computation of Diluted EPS because their effect would be antidilutive.

Note 3 — Comprehensive Income

      Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“FAS 130”) establishes standards for reporting and displaying comprehensive income and its components on the Company’s consolidated financial statements. Comprehensive income is defined in FAS 130 as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources and is comprised of net income and other comprehensive income (loss).

      The components of accumulated other comprehensive income (loss) are as follows:

	Foreign	Unrealized	Accumulated
	Currency	Gain (Loss) on	Other
	Translation	Available-for-	Comprehensive
	Adjustment	Sale Securities	Income (Loss)

Balance at January 1, 2000	$(28,651)	$356,936	$328,285

Change in foreign currency translation adjustment	(12,274)	—	(12,274)

Unrealized holding loss arising during the six month period	—	(179,629)	(179,629)

Realized gain included in net income	—	(69,327)	(69,327)

Balance at July 1, 2000	$(40,925)	$107,980	$67,055

	Foreign	Unrealized	Accumulated
	Currency	Gain on	Other
	Translation	Available-for-	Comprehensive
	Adjustment	Sale Securities	Income (Loss)

Balance at December 30, 2000	$(28,901)	$16,965	$(11,936)

Change in foreign currency translation adjustment	(26,657)	—	(26,657)

Unrealized holding gain arising during the six month period	—	(2,524)	(2,524)

Balance at June 30, 2001	$(55,558)	$14,441	$(41,117)

      Total comprehensive income (loss) for the twenty-six weeks ended June 30, 2001 and July 1, 2000 was ($14,770) and ($131,854), respectively.

Note 4 — Extraordinary Item

      In June 2001, at the option of the holders, the Company repurchased more than 99% of its outstanding Zero Coupon Convertible Senior Debentures with a total carrying value of $220,733 for $224,977 in cash, resulting in an extraordinary loss of $2,610 (net of tax benefits of $1,634). In the twenty-six weeks ended July 1, 2000, the Company repurchased Zero Coupon Convertible Senior Debentures with a carrying value of $66,386 for a cash payment of $62,662. This repurchase resulted in an extraordinary gain of $2,316 (net of taxes of $1,408) for the twenty-six weeks ended July 1, 2000.

Note 5 — Accounts Receivable

      The Company has an arrangement pursuant to which most of its U.S. trade accounts receivable of the Company are transferred without recourse to a trust, which in turn has sold certificates representing undivided interests in the total pool of trade receivables. The trust has issued fixed-rate medium-term certificates to investors and variable rate certificates to support a commercial paper program. In March

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)
(unaudited)

2000, the Company established a new 5-year accounts receivable securitization program, which provides for the issuance of up to $700,000 in commercial paper. Sales of receivables under these programs result in a reduction of total accounts receivable on the Company’s consolidated balance sheet. Retained interests are carried at their fair value, estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses. At June 30, 2001 and December 30, 2000, the amount of medium-term certificates outstanding totaled $25,000 and $50,000, respectively, and the amount of commercial paper outstanding totaled $56,000 and $650,000, respectively.

      The Company also has certain other facilities relating to accounts receivable in Europe and Canada which provide up to approximately $247,000 of additional financing capacity. Under these programs, the Company has sold $118,446 and $210,188 of trade accounts receivable in the aggregate at June 30, 2001 and December 30, 2000, respectively, resulting in a further reduction of trade accounts receivable on the Company’s consolidated balance sheet.

      The aggregate amount of accounts receivable sold as of June 30, 2001 and December 30, 2000 totaled $199,466 and $910,188, respectively. Proceeds from these accounts receivable facilities are generally used to reduce existing indebtedness.

      Expenses in the amount of $12,081 and $4,258 for the twenty-six weeks ended June 30, 2001 and July 1, 2000, respectively, related to the sale of trade accounts receivable under these facilities are included in other expenses in the Company’s consolidated statement of income.

Note 6 — Segment Information

      The Company operates predominantly in a single industry segment as a distributor of information technology products and services. The Company’s reportable operating segments are based on geographic location, and the measure of segment profit is income from operations. Geographic areas in which the Company operates include the U.S., Europe (Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Italy, The Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, and the United Kingdom) and Other international (Australia, China, India, Malaysia, New Zealand, Singapore, Thailand, Canada, Argentina, Brazil, Chile, Mexico, and Peru). Inter-geographic sales primarily represent intercompany sales that are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

      Financial information by geographic segment is as follows:

	As of And For the
	Twenty-six Weeks Ended

	June 30,	July 1,
	2001	2000

Net sales:
United States

Sales to unaffiliated customers	$7,313,023	$9,050,608

Transfers between geographic areas	87,264	85,186

Europe	3,623,082	3,752,467

Other international	2,274,660	2,288,334

Eliminations	(87,264)	(85,186)

Total	$13,210,765	$15,091,409

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)
(unaudited)

	As of And For the
	Twenty-six Weeks Ended

	June 30,	July 1,
	2001	2000

Income (loss) from operations:

United States	$51,677	$112,619

Europe	24,576	21,032

Other international	(965)	13,271

Total	$75,288	$146,922

Identifiable assets:

United States	$3,236,429	$4,460,151

Europe	1,095,908	1,327,942

Other international	956,229	948,332

Total	$5,288,566	$6,736,425

Capital expenditures:

United States	$32,661	$45,376

Europe	5,808	20,445

Other international	4,503	7,635

Total	$42,972	$73,456

Depreciation and amortization:

United States	$37,181	$30,879

Europe	10,857	11,242

Other international	10,590	10,108

Total	$58,628	$52,229

Note 7 — Reorganization Costs

      In the second quarter of 2001, the Company initiated a reorganization plan primarily in the U.S. and, to a limited extent, in Europe and Other International to streamline operations and reorganize resources to increase flexibility, improve service and maximize cost savings and operational efficiencies. This reorganization plan includes restructuring of several functions, consolidation of facilities, and reductions of headcount.

      In connection with this reorganization plan, the Company recorded a charge of $19,056 for the twenty-six weeks ended June 30, 2001. The reorganization charge included $10,024 in employee termination benefits for approximately 1,600 employees; $8,605 for closing, downsizing and consolidating certain distribution and returns processing centers, consisting primarily of excess lease costs net of estimated sublease income and the write-off of related fixed assets; and $427 of other costs associated with the reorganization. The Company anticipates that these initiatives will be substantially completed by the end of 2001.

      At June 30, 2001, the outstanding liability under this reorganization plan was approximately $11,520. The reorganization charges and related activities for the twenty-six weeks ended June 30, 2001 are summarized as follows:

INGRAM MICRO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except per share data)
(unaudited)

		Amounts paid
		and charged		Remaining
	Reorganization	against the		liability at
	charge in 2001	liability	Adjustments	June 30, 2001

Employee termination benefits	$10,024	$2,116	$—	$7,908

Facility costs	8,605	4,993	—	3,612

Other costs	427	427	—	—

Total	$19,056	$7,536	$—	$11,520

Note 8 — Stockholders’ Equity

      On June 1, 2001, the stockholders of Ingram Micro approved an increase in the Company’s authorized number of shares of preferred stock and Class A common stock from 1,000,000 and 265,000,000, respectively, to 25,000,000 and 500,000,000, respectively.

Note 9 — New Accounting Standards

      The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB No. 133” on December 31, 2000. As amended, FAS 133 requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. The estimated fair value of derivative financial instruments represents the amount required to enter into similar offsetting contracts with similar remaining maturities based on quoted market prices. For derivatives designated as hedges, changes in the fair value of these derivatives are recorded each period in current earnings or other comprehensive income, depending on the type of hedge transaction. Changes in the fair value of derivatives that are not designated as hedges are recorded in current earnings. During the six months ended June 30, 2001, the Company had no derivatives that were accounted for as hedges. The adoption of FAS 133 did not have a material impact on the Company’s reported consolidated financial condition or results of operations.

      In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125” (“FAS 140”). FAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The accounting standards of FAS 140 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of FAS 140 did not have a material impact on the Company’s reported consolidated financial condition or results of operations.

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (“FAS 141”), and No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). FAS 141 eliminates the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001 and further clarifies the criteria to recognize intangible assets separately from goodwill. FAS 142 primarily addresses financial accounting and reporting for goodwill and other intangible assets. The provisions of FAS 142 are required to be applied to all goodwill and other intangible assets recognized in the Company’s consolidated financial statements at the beginning of fiscal 2002. The Company is currently assessing the impact that the adoption of these statements will have on its reported consolidated financial position and results of operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

      Reference is made to section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for violations in the director’s fiduciary duty, except (i) for breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Ingram Micro Inc.’s certificate of incorporation eliminates the liability of directors to the fullest extent permitted by Delaware Law.

      Reference is made to section 145 of the DGCL which provides that a corporation may indemnify directors and officers as well as other employees and agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) (a “derivative action”) if they act in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorney’s fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be indemnification that may be granted by a corporation’s charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Ingram Micro Inc.’s certificate of incorporation provides for indemnification of its directors, officers, employees and agents to the fullest extent permitted by Delaware law.

      In addition, Ingram Micro Inc. has purchased and maintains directors’ and officers’ liability insurance.

      The Registration Rights Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of Ingram Micro Inc. by the placement agents against certain liabilities.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Document

1.1	Registration Rights Agreement dated as of August 16, 2001 between Ingram Micro Inc. and Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho International plc and Scotia Capital (USA) Inc., as Placement Agents
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to Ingram Micro’s Registration Statement on Form S-1, File No. 333-09453)
3.2	Amendment to Certificate of Incorporation, dated June 6, 2001
3.3	Amended and Restated Bylaws dated as of June 1, 2001
3.4	Amendment No. 1 to Board Representation Agreement dated as of June 1, 2001
4.1	Indenture, dated as of August 16, 2001 between Ingram Micro Inc. and the Trustee
5.1	Opinion of Davis Polk & Wardwell with respect to the exchange notes
12.1	Computation of Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the Company
23.1	Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on signature page)
25.1	Statement of Eligibility of Bank One Trust Company, N.A., as Trustee, on Form T-1
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Form of Letter to Clients
99.4	Form of Letter to Nominees
99.5	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner

Item 22. Undertakings

      (a)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (d)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Ingram Micro Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on September 21, 2001.

INGRAM MICRO INC.

By:	/s/ JAMES E. ANDERSON, JR.

Name: James E. Anderson, Jr.

Title:	Senior Vice President, Secretary and General Counsel

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James E. Anderson, Jr. and Michael J. Grainger, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KENT B. FOSTER Kent B. Foster	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 21, 2001
/s/ THOMAS A. MADDEN Thomas A. Madden	Executive Vice President and Chief Financial Officer (Chief Financial and Accounting Officer)	September 21, 2001
/s/ JOHN R. INGRAM John R. Ingram	Director	September 21, 2001
/s/ MARTHA R. INGRAM Martha R. Ingram	Director	September 21, 2001
Orrin H. Ingram II	Director	September 21, 2001
/s/ DALE R. LAURANCE Dale R. Laurance	Director	September 21, 2001
/s/ GERHARD SCHULMEYER Gerhard Schulmeyer	Director	September 21, 2001
/s/ MICHAEL T. SMITH Michael T. Smith	Director	September 21, 2001
/s/ JOE B. WYATT Joe B. Wyatt	Director	September 21, 2001

EXHIBIT INDEX

Exhibit No.	Document

1.1	Registration Rights Agreement dated as of August 16, 2001 between Ingram Micro Inc. and Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho International plc and Scotia Capital (USA) Inc., as Placement Agents
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to Ingram Micro’s Registration Statement on Form S-1, File No. 333-09453)
3.2	Amendment to Certificate of Incorporation, dated June 6, 2001
3.3	Amended and Restated Bylaws dated as of June 1, 2001
3.4	Amendment No. 1 to Board Representation Agreement dated as of June 1, 2001
4.1	Indenture, dated as of August 16, 2001 between Ingram Micro Inc. and the Trustee
5.1	Opinion of Davis Polk & Wardwell with respect to the exchange notes
12.1	Computation of Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the Company
23.1	Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on signature page)
25.1	Statement of Eligibility of Bank One Trust Company, N.A., as Trustee, on Form T-1
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Form of Letter to Clients
99.4	Form of Letter to Nominees
99.5	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner